Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

ALCON RESEARCH, LLC,

VMI OPTION MERGER SUB, INC.,

and

LENSAR, INC.

dated as of

March 23, 2025

i

3.14	Company IT Systems	24
3.15	Contracts	24
3.16	Taxes	26
3.17	Environmental Matters	28
3.18	Real and Personal Property	28
3.19	Insurance	29
3.20	Labor Matters	29
3.21	Affiliate Transactions	30
3.22	Disclosure Controls and Procedures	31
3.23	Distributors; Suppliers	31
3.24	Product Warranty; Product Liability	31
3.25	Medical Products	32
3.26	Anti-Corruption Laws	33
3.27	Required Votes	34
3.28	Brokers	34
3.29	Recommendation of Company Board; Opinion of Financial Advisor	35

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		35

4.1	Organization; Qualification	35
4.2	Authority Relative to Agreement	35
4.3	No Conflict; Required Filings and Consents	36
4.4	Litigation	37
4.5	Brokers	37
4.6	Sufficient Funds	37
4.7	Merger Sub	37
4.8	No Interested Stockholder	37
4.9	Certain Information	37
4.10	Vote/Approval Required	38
4.11	Access to Information	38
4.12	Acknowledgement	38

ARTICLE V COVENANTS		39

5.1	Interim Operations of the Company	39
5.2	Acquisition Proposals	42
5.3	Access to Information and Properties	46
5.4	Further Action; Reasonable Efforts	47
5.5	Proxy Statement; Stockholders’ Meeting	48
5.6	Notification of Certain Matters	50
5.7	Directors’ and Officers’ Insurance and Indemnification	50
5.8	Press Releases and Announcements	52
5.9	Employee Matters	52
5.10	Confidentiality Agreement	54
5.11	Takeover Laws	54
5.12	Section 16 Matters	54
5.13	Stock Exchange Delisting; Deregistration	54
5.14	Resignations	54
5.15	FDA and Regulatory Filings	55
5.16	R&W Insurance Policy	55

ii

5.17	Obligations of Merger Sub	55
5.18	Parent Stockholder Consent	55
5.19	280G Calculations	55
5.20	Deposit	56
5.21	CVR Agreement	56

ARTICLE VI CONDITIONS		56

6.1	Conditions to Each Party’s Obligation To Effect the Merger	56
6.2	Conditions to the Obligation of the Company to Effect the Merger	57
6.3	Conditions to Obligations of Parent and Merger Sub to Effect the Merger	57
6.4	Frustration of Closing Conditions	58

ARTICLE VII TERMINATION		58

7.1	Termination	58
7.2	Effect of Termination	60

ARTICLE VIII MISCELLANEOUS		60

8.1	Fees and Expenses	60
8.2	Amendment; Waiver	61
8.3	Survival	62
8.4	Notices	62
8.5	Interpretation; Definitions	63
8.6	Headings	74
8.7	Counterparts	74
8.8	Entire Agreement	75
8.9	Severability	75
8.10	Governing Law	75
8.11	Assignment	75
8.12	Parties in Interest	75
8.13	Specific Performance	75
8.14	Third-Party Beneficiaries	76
8.15	No Recourse	76
8.16	Jurisdiction	76
8.17	Waiver of Jury Trial	77

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), made and entered into as of March 23, 2025 (the “Execution Date”), is entered into by and among Alcon Research, LLC, a Delaware limited liability company (“Parent”), VMI Option Merger Sub, Inc., a Delaware corporation and a wholly owned Subsidiary of Parent (“Merger Sub”), and LENSAR, Inc., a Delaware corporation (the “Company”).

WHEREAS, the board of directors of the Company (the “Company Board”) and the board of directors of Parent and Merger Sub have approved and declared advisable and in the best interests of their respective stockholders, this Agreement and the transactions contemplated by this Agreement, including the merger of Merger Sub with and into the Company, with the Company surviving as a wholly owned Subsidiary of Parent (the “Merger”), upon the terms and subject to the conditions and limitations set forth in this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”);

WHEREAS, in furtherance of the Merger, the Company Board has determined it is in the best interests of the Company and its stockholders, and declared it advisable, to enter into this Agreement and has resolved to submit this Agreement to a vote of the Company’s stockholders and recommend adoption of this Agreement by the Company’s stockholders;

WHEREAS, concurrently with the execution and delivery of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, certain stockholders of the Company have entered into a voting agreement in the form attached as Exhibit A hereto (the “Voting Agreement”), pursuant to which, and subject to the terms and limitations thereof, among other things, the foregoing stockholders agreed to vote the shares of Company Common Stock beneficially owned by each of them in favor of the adoption of this Agreement and approval of the Merger and the other transactions contemplated hereby at the Company Stockholders’ Meeting;

WHEREAS, as of or prior to the Effective Time, Parent and the Rights Agent will enter into the CVR Agreement;

WHEREAS, the (A) board of directors of each of Parent and Merger Sub have (i) declared it advisable for Parent and Merger Sub, respectively, to enter into this Agreement, and (ii) approved the execution and delivery by Parent and Merger Sub, respectively, of this Agreement, the performance by Parent and Merger Sub, of their respective covenants and agreements contained herein and the consummation of the Merger upon the terms and subject to the conditions contained herein and (B) the board of directors of Merger Sub has recommended that Parent, as the sole stockholder of Merger Sub, adopt this Agreement by written consent in lieu of a meeting effective immediately following the execution and delivery of this Agreement; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1 The Merger.

Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, the Company and Merger Sub shall consummate the Merger pursuant to which (a) Merger Sub shall be merged with and into the Company and the separate corporate existence of Merger Sub shall thereupon cease; (b) the Company shall be the surviving corporation in the Merger and shall continue to be governed by the Laws of the State of Delaware; and (c) the separate corporate existence of the Company with all its rights, privileges, immunities, powers and franchises shall continue as a wholly owned subsidiary of Parent. The corporation surviving the Merger is hereinafter referred to as the “Surviving Corporation.” The Merger shall have the effects set forth herein and in the applicable provisions of the DGCL. The Merger shall have the effects provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all Liabilities and duties of the Company and Merger Sub shall become the Liabilities and duties of the Surviving Corporation.

1.2 Effective Time.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing, Parent and the Company will cause an appropriate Certificate of Merger (the “Certificate of Merger”) to be executed and filed with the Secretary of State of the State of Delaware (the “Secretary of State”) in such form and executed as provided in the DGCL. The Merger shall become effective (the “Effective Time”) upon (i) the date and time of filing of a properly executed Certificate of Merger with the Secretary of State in accordance with the DGCL, or (ii) such other time, if any, as the parties shall agree and as specified in the Certificate of Merger. The filing of the Certificate of Merger shall be made as soon as practicable on the Closing Date.

1.3 Closing.

Unless this Agreement shall have been terminated and the transactions contemplated herein abandoned pursuant to Section 7.1 and subject to the satisfaction or waiver (by the party entitled to waive the condition) of the conditions set forth in Article VI (except for those conditions that can by their nature be satisfied only at the time of the Closing, but subject to the satisfaction or waiver of such conditions), the closing of the Merger (the “Closing”) will take place at 10:00 a.m., Eastern Time, on a date to be specified by the parties hereto, which shall be no later than the second (2nd) Business Day after satisfaction or waiver (by the party entitled to waive the condition) of all of the conditions set forth in Article VI (except for those conditions that can by their nature be satisfied only at the time of the Closing, but subject to the satisfaction or waiver of such conditions) (the “Closing Date”), by the electronic transmission of signature pages, unless another date and/or place is agreed to in writing by the parties hereto.

1.4 Organizational Documents of Surviving Corporation.

Pursuant to the Merger, at the Effective Time, (a) the Company Certificate of Incorporation, as in effect immediately prior to the Effective Time, shall, by virtue of the Merger, be amended and restated in its entirety as set forth in Exhibit B hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation, until thereafter amended as provided by Law and such certificate of incorporation, and (b) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Law.

1.5 Officers.

The officers of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

1.6 Board of Directors.

The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the directors of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Surviving Corporation’s certificate of incorporation and bylaws.

ARTICLE II

EFFECT OF THE MERGER ON CAPITAL STOCK; EXCHANGE OF CERTIFICATES

2.1 Effect of the Merger on Capital Stock.

(a) Treatment of Common Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent or Merger Sub, the Company or the holder of any shares of Company Common Stock:

(i) each share of Company Common Stock (excluding (A) any Canceled Shares, which shall be treated in accordance with Section 2.1(a)(iii) and (B) any Dissenting Shares, which shall be treated in accordance with Section 2.1(a)(iv)) issued and outstanding immediately prior to the Effective Time:

(1) shall be converted into the right to receive, subject to Section 2.8, (A) $14.00 in cash, without interest (the “Cash Consideration”) and (B) one (1) contingent value right (each, a “CVR”) representing the right to receive one (1) contingent payment, in cash of $2.75, without interest, upon the achievement of the milestone set forth in, and subject to and in accordance with the terms and conditions of, the CVR Agreement (as defined below) (the Cash Consideration plus (B) one (1) CVR, collectively, the “Merger Consideration”) and subject to any withholding of Taxes in accordance with Section 2.15; and

(2) all shares of Company Common Stock, other than the Canceled Shares and Dissenting Shares, shall cease to be issued and outstanding, shall be canceled and retired and shall cease to exist, and each holder of a valid certificate or certificates that immediately prior to the Effective Time represented any such shares of Company Common Stock (a “Certificate”) or evidenced by way of book-entry in the register of stockholders of the Company immediately prior to the Effective Time (“Book-entry Shares”), shall thereafter cease to have any rights with respect to such shares of Company Common Stock, except the right to receive the applicable Merger Consideration;

(ii) each issued and outstanding share of stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation; and

(iii) each share of Company Common Stock that is (i) held by the Company (including any such shares held in the treasury of the Company), and (ii) held by Parent, Merger Sub or any other direct or indirect wholly owned Subsidiary of Parent or the Company, in each case, issued and outstanding immediately prior to the Effective Time (collectively, the “Canceled Shares”), by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holder thereof, cease to be outstanding, be canceled without payment or any consideration therefor and cease to exist.

(iv) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and held by a holder (or owned by a beneficial owner) who is entitled to demand and has properly demanded appraisal for such shares of Company Common Stock in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares of Company Common Stock, the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. If any such holder or beneficial owner fails to perfect or otherwise waives, withdraws or loses his, her or its right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder or beneficial owner to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into and shall be exchangeable solely for the right to receive the Merger Consideration, without interest and subject to any withholding of Taxes in accordance with Section 2.15. The Company shall give Parent prompt notice of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and Parent shall have the right to participate in and to control all negotiations and actions with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of Parent, make any payment (unless required by Law) with respect to, or settle or compromise or offer to settle or compromise, any such demands, or agree to do any of the foregoing.

(b) Treatment of Preferred Stock. In connection with the Merger, simultaneously with the Effective Time (but subject thereto):

(i) each share of Series A Convertible Preferred Stock of the Company (“Series A Preferred Stock”) issued and outstanding immediately prior to the Effective Time, shall be redeemed and converted into the right to receive an amount equal to the Fundamental Transaction Redemption Price (as defined in the Certificate of Designations) (the “Preferred Stock Consideration”) in accordance with the Certificate of Designations and subject to any withholding of Taxes in accordance with Section 2.15; and

(ii) all shares of Series A Preferred Stock so redeemed shall cease to be issued and outstanding, shall be canceled and retired and shall cease to exist, and each holder of a Certificate that immediately prior to such redemption represented shares of Series A Preferred Stock so redeemed shall thereafter cease to have any rights with respect to such shares of Series A Preferred Stock, except the right to receive the Fundamental Transaction Redemption Price (as defined in the Certificate of Designations).

2.2 Treatment of Company Options. Neither Parent nor Merger Sub shall assume any Company Option or substitute for any Company Option any similar award for capital stock of Parent in connection with the Merger and any of the other transactions contemplated by this Agreement. At the Effective Time, each Company Option that is outstanding and unexercised immediately prior thereto, whether vested or unvested, shall by virtue of the Merger and without any action on the part of any holder of any Company Option be canceled and converted into the right to receive (i) a cash payment (without interest) at the Effective Time equal to the product of (A) the excess, if any, of (1) the Cash Consideration over (2) the per share exercise price of such Company Option, and (B) the number of shares of Company Common Stock subject to such Company Option as of the Effective Time (the “Option Closing Consideration”), plus (ii) one CVR with respect to each share of Company Common Stock subject to such Company Option as of the Effective Time (clauses (i) and (ii), the “Option Consideration”). As of the Effective Time, all Company Options shall no longer be outstanding and shall automatically cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Consideration.

2.3 Treatment of Company RSU Awards. Neither Parent nor Merger Sub shall assume any Company RSU Award or substitute for any Company RSU Award any similar award for capital stock of Parent in connection with the Merger and the other transactions contemplated by this Agreement. As of the Effective Time, each Company RSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall by virtue of the Merger and without any action on the part of any holder of any Company RSU Award be canceled and converted into the right to receive (i) a cash payment (without interest) at the Effective Time equal to the product of (A) the Cash Consideration and (B) the number of shares of Company Common Stock subject to such Company RSU Award as of the Effective Time (the “RSU Closing Consideration”), plus (ii) one CVR with respect to each share of Company Common Stock subject to such Company RSU Award as of the Effective Time (clauses (i) and (ii), the “RSU Consideration”); provided, that, notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company RSU Award which immediately prior to such cancelation is “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date(s) for such Company RSU Award if required in order to comply with Section 409A of the Code.

2.4 Treatment of Company PSU Awards. Neither Parent nor Merger Sub shall assume any Company PSU Award or substitute for any Company PSU Award any similar award for capital stock of Parent in connection with the Merger and the other transactions contemplated by this Agreement. As of the Effective Time, each Company PSU Award that is outstanding immediately prior to the Effective Time, whether vested or unvested, shall by virtue of the Merger and without any action on the part of any holder of any Company PSU Award be canceled and converted into the right to receive (i) a cash payment (without interest) at the Effective Time equal to the product of (A) the Cash Consideration and (B) the target number of shares of Company Common Stock subject to such Company PSU Award as of the Effective Time (the “PSU Closing Consideration” and together with the Option Closing Consideration and the RSU Closing Consideration, the “Equity Award Closing Consideration”), plus (ii) one CVR with respect to each share of Company Common Stock subject to such Company PSU Award as of the Effective Time based on the target number of shares of Company Common Stock subject to such Company PSU Award as of the Effective Time (clauses (i) and (ii), the “PSU Consideration” and together with the Option Consideration and the RSU Consideration, the “Equity Award Consideration”); provided, that, notwithstanding anything to the contrary contained in this Agreement, any payment in respect of any Company PSU Award which immediately prior to such cancelation is “deferred compensation” subject to Section 409A of the Code shall be made on the applicable settlement date(s) for such Company PSU Award if required in order to comply with Section 409A of the Code.

2.5 Treatment of Company Warrants. All warrants to purchase Company Common Stock outstanding immediately prior to the Effective Time of the Merger (“Warrants”) shall be adjusted and treated in accordance with the terms of such Warrant in connection with a “Fundamental Transaction” (as defined in the applicable Warrant) (the “Warrant Consideration”).

2.6 Method of Payment(a) .

(a) Any Equity Award Closing Consideration to which any Company Equity Award Holder becomes entitled pursuant to Section 2.2, Section 2.3, or Section 2.4, together with the employer portion of any payroll Taxes on such payment, less any Taxes required by applicable Law to be withheld in accordance with Section 2.15, shall be paid through the payroll system or accounts payable system (“Payroll System”) of the Surviving Corporation as soon as reasonably practicable following the Effective Time (and in any event, within five (5) Business Days after the Closing Date); provided, however, that any Equity Award Closing Consideration to which any Non-Employee Company Equity Award Holder becomes entitled pursuant to Section 2.2, Section 2.3, or Section 2.4 may, at the option of the Surviving Corporation, be paid by the Paying Agent instead of the Surviving Corporation, which payments by the Paying Agent to any such Non-Employee Company Equity Award Holder shall be paid as soon as reasonably practicable following the Effective Time (and in any event, within ten (10) Business Days after the Closing Date). Any Preferred Stock Consideration to which any person becomes entitled pursuant to Section 2.1 shall be paid by the Surviving Corporation (or, at the option of the Surviving Corporation, by the Paying Agent) in accordance with the terms of the Certificate of Designations. Any Warrant Consideration to which any person becomes entitled pursuant to Section 2.6 shall be paid by the Surviving Corporation (or, at the option of the Surviving Corporation, by the Paying Agent) in accordance with the terms of the applicable Warrant. Parent shall cause the Surviving Corporation or the Paying Agent to, make the payments described in this Section 2.6, including paying by wire transfer of immediately available funds to the Surviving Corporation or the Paying Agent the amounts payable hereunder.

(b) With respect to the Company Equity Award Milestone Payments payable to Company Equity Award Holders (other than any Non-Employee Company Equity Award Holder that the Surviving Corporation has elected to have paid by the Rights Agent pursuant to Section 2.3(b) of the CVR Agreement), Parent shall, as soon as reasonably practicable following the delivery of the Milestone Notice (but in any event no later than the next regularly scheduled payroll date that is not less than ten (10) Business Days after delivering such Milestone Notice to the Rights Agent), pay, or cause the Surviving Corporation or an Affiliate thereof to pay through Parent’s, the Surviving Corporation’s or such Affiliate’s Payroll System, the applicable Company Equity Award Milestone Payment payable to each such Company Equity Award Holder in accordance with Section 2.2, Section 2.3, or Section 2.4, less any Taxes required by applicable Law to be withheld in accordance with Section 2.15; provided that any Company Equity Award Milestone Payment that becomes payable pursuant to the CVR Agreement will be paid no later than March 15th of the Calendar Year following the Calendar Year in which the Milestone is determined to be achieved. Each Company Equity Award Milestone Payment is intended to constitute a payment within the “short-term deferral” period following the lapse of a “substantial risk of forfeiture” (as such terms are defined for purposes of Section 409A of the Code) and shall be paid in compliance therewith or under an alternative exemption from Section 409A of the Code. Without limiting the foregoing, the parties intend that each Company Equity Award CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement and the CVR Agreement shall be interpreted and administered in accordance therewith. None of the parties to this Agreement nor the CVR Agreement nor any of their employees, directors or representatives shall have any liability to any holder of Company Equity Awards or transferee or other Person in respect of Section 409A of the Code. The terms of the CVRs to be issued to any holder of Company Equity Awards pursuant to Section 2.2, Section 2.3, or Section 2.4 and the circumstances in which any payment is made in respect thereof, shall be governed solely by the CVR Agreement and this Section 2.6.

2.7 No Right to Equity under Awards. The parties agree that following the Effective Time, no holder of a Company Equity Award shall have any right to acquire any equity interest (including any “phantom” stock or stock appreciation rights) in the Company or the Surviving Corporation.

2.8 Adjustments to Prevent Dilution. In the event that the Company changes (or establishes a record date for changing) the number of shares of Company Common Stock issued and outstanding prior to the Effective Time as a result of a stock split, reverse stock split, stock dividend, recapitalization, subdivision, reclassification, combination, exchange of shares or similar transaction with respect to the outstanding shares of Company Common Stock, at any time during the period from the date of this Agreement to the Effective Time, the Merger Consideration and other similarly dependent items (including, for the avoidance of doubt, the Equity Award Consideration, the Preferred Stock Consideration and the Warrant Consideration) shall be equitably adjusted to reflect such transaction so as to provide the holders of Company Common Stock, Series A Preferred Stock, Warrants and Company Equity Awards with the same economic effect as contemplated by this Agreement and the CVR Agreement prior to such event; provided, however, that nothing in this Section 2.8 shall be construed as permitting the Company to take any action or enter into any transaction otherwise prohibited by this Agreement.

2.9 Paying Agent. Concurrently with the Effective Time, (i) Parent shall deposit with Computershare Limited or such other bank or trust company as Parent shall determine and who shall be reasonably satisfactory to the Company (the “Paying Agent”), in trust for the benefit of holders of shares of Company Common Stock, for exchange in accordance with Section 2.10, immediately available funds equal to the aggregate Cash Consideration minus the Deposit minus the Equity Award Closing Consideration to be paid by the Surviving Corporation pursuant to Section 2.6, (ii) the Company shall release the Deposit and deposit it with the Paying Agent to be held in trust for the benefit of holders of shares of Company Common Stock, for exchange in accordance with Section 2.10, and (iii) Parent shall instruct the Paying Agent to timely pay the Merger Consideration (other than the Equity Award Closing Consideration to be paid by the Surviving Corporation pursuant to Section 2.6) subject to and in accordance with the terms of Section 2.10. Any cash deposited with the Paying Agent shall hereinafter be referred to as the “Exchange Fund.” Any amounts payable in respect of Company Equity Awards held by Non-Employee Company Equity Award Holders, the Series A Preferred Stock or the Warrants to be paid by the Paying Agent at the election of the Surviving Corporation pursuant to Section 2.6 shall be deposited with the Paying Agent and be paid in accordance with Section 2.6. Any portion of the Exchange Fund made available to the Paying Agent to pay for shares of Company Common Stock that have become Dissenting Shares shall be returned to Parent upon demand. Notwithstanding anything herein to the contrary, the payment of any Milestone Payment (as such term is defined in the CVR Agreement) and the payment procedures with respect thereto shall be governed by the terms of the CVR Agreement. For the avoidance of doubt, Parent shall not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement.

2.10 Exchange Procedures.

(a) As promptly as practicable after the Effective Time, the Paying Agent shall send to each record holder of a Certificate or holder of Book-entry Shares, (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates, if applicable, shall pass, only upon delivery of the Certificates to the Paying Agent and shall be in a form and have such other provisions as Parent may reasonably specify) and (ii) instructions for use in effecting the surrender of the Certificates or Book-entry Shares in exchange for the Merger Consideration. As soon as reasonably practicable after the Effective Time, each holder of Company Common Stock, (x) upon surrender of a Certificate (or affidavit of lost, stolen or destroyed Certificate in lieu of a Certificate, as provided in Section 2.14) to the Paying Agent together with such letter of transmittal, duly executed, and such other documents as may reasonably be required by the Paying Agent; (y) upon the transfer of shares of Company Common Stock that are Book-entry Shares not held through the Depository Trust Company (“DTC”), in accordance with the terms of the letter of transmittal and accompanying instructions (including such other documents as may reasonably be required by the Paying Agent); or (z) upon the transfer of shares of Company Common Stock that are Book-entry Shares held through DTC, including by delivery of an “agent’s message,” in accordance with DTC’s procedures and such other procedures as agreed by Parent, the Paying Agent and DTC, each holder of shares of Company Common Stock (other than Canceled Shares and Dissenting Shares) shall be entitled to receive in exchange therefor, and Parent and the Surviving Corporation shall cause the Paying Agent to pay and deliver in exchange thereof as promptly as practicable, the amount of cash into which the aggregate number of shares of Company Common Stock previously represented by such Certificate shall have been converted pursuant to this Agreement. The Paying Agent shall accept such Certificates upon compliance by the respective holders thereof with such reasonable terms and conditions as the Paying Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices.

(b) No interest shall be paid or shall accrue on any cash payable pursuant to Section 2.10(a). Any Certificate that has been surrendered shall be canceled by the Paying Agent.

(c) In the event of a transfer of ownership of Company Common Stock that is not registered in the transfer records of the Company, a check in the proper amount of cash pursuant to Section 2.1 may be issued with respect to such Company Common Stock to such a transferee only if (i) in the case of Book-entry Shares, written instructions authorizing the transfer of Book-entry Shares are presented to the Paying Agent, and (ii) in the case of Certificates, the Certificate representing such shares of Company Common Stock is presented to the Paying Agent, and in each case, together with all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid.

2.11 No Further Ownership Rights in Company Common Stock. All cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Section 2.1 shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock.

2.12 Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the holders of Certificates for six months after the Effective Time shall be returned to the Surviving Corporation, or otherwise on the instruction of the Surviving Corporation, and any holders of Certificates who have not theretofore complied with Section 2.10 shall thereafter look only to the Surviving Corporation and Parent (subject to abandoned property, escheat or other similar Laws) for the Merger Consideration payable upon due surrender of their Certificates or Book-entry Shares and compliance with the procedures in Section 2.10, without interest. If, immediately prior to such time on which any payment in respect hereof would escheat to or become the property of any Governmental Entity pursuant to any applicable abandoned property, escheat or similar Laws, any holder of Certificates or Book-entry Shares has not complied with the procedures in Section 2.10 to receive payment of the Merger Consideration to which such holder would otherwise be entitled, the payment in respect of such Certificates or Book-entry Shares shall, to the extent permitted by applicable Law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. Notwithstanding the foregoing, neither Parent, the Surviving Corporation nor the Paying Agent shall be liable to any holder of a Certificate or Book-entry Shares for Merger Consideration delivered to a Governmental Entity pursuant to any applicable abandoned property, escheat or similar Law.

2.13 Investment of Exchange Fund. Any funds included in the Exchange Fund may be invested by the Paying Agent, as directed by Parent; provided that such investments shall be in obligations of or guaranteed by the United States of America and backed by the full faith and credit of the United States of America or in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Services, Inc. or Standard & Poor’s Corporation, respectively. Any interest and other income resulting from such investments shall promptly be paid to Parent.

2.14 Lost Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, or other documentation (including an indemnity in customary form) reasonably requested by Parent, the Paying Agent shall deliver in exchange for such lost, stolen or destroyed Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby.

2.15 Withholding Rights. Each of the Surviving Corporation, Parent, Company and the Paying Agent shall be entitled to deduct and withhold from the Merger Consideration and any other amounts payable pursuant to this Agreement or the CVR Agreement to any Person such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code, the applicable Treasury Regulations, and the rules and regulations promulgated thereunder, or any applicable provision of state, local or non-U.S. Tax Law. To the extent that amounts are so deducted and withheld and timely paid over to the relevant Governmental Entity, such amounts shall be treated for all purposes of this Agreement and the CVR Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

2.16 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, any deeds, bills of sale, assignments or assurances, and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired, or to be acquired, by the Surviving Corporation as a result of, or in connection with, the Merger.

2.17 Stock Transfer Books. From and after the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of the Company. From and after the Effective Time, the holders of Certificates shall cease to have any rights with respect to such shares of Company Common Stock and Company Preferred Stock formerly represented thereby, except as otherwise provided herein or by Law. On or after the Effective Time, any Certificates presented to the Paying Agent or Parent for any reason shall be converted into the Merger Consideration with respect to the shares of Company Common Stock and Company Preferred Stock formerly represented thereby.

2.18 Treatment of Company ESPP. Prior to the Effective Time, the Company shall take all actions with respect to the Company ESPP that are necessary or desirable to provide that, subject to the consummation of the Merger, the Company ESPP shall terminate effective immediately prior to the Effective Time. As soon as practicable following the date of this Agreement, the Company Board (or, if applicable, any subcommittee thereof administering the Company ESPP) shall adopt such resolutions or take such other necessary actions such that with respect to the offering period(s) under the Company ESPP that would otherwise be in effect on the Closing Date (notwithstanding this Section 2.18), such offering period(s) shall terminate and each then-outstanding rights to purchase Company Common Stock under the Company ESPP shall be exercised no later than four (4) Business Days prior to the Effective Time. Without limiting the foregoing, the Company may, in its discretion, suspend or terminate any current or future offering periods under the Company ESPP as it deems advisable prior to the Effective Time.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except (a) as expressly disclosed or reflected in the Annual Report on Form 10-K filed on February 27, 2025, by the Company with the SEC, and the Company SEC Documents filed thereafter and at least one day prior to the date of this Agreement (but excluding any risk factor disclosures contained under the heading “Risk Factors,” any disclosure of risks included in any “forward-looking statements” disclaimer or any other statements that are similarly predictive or forward-looking in nature, in each case, other than any specific factual information contained therein), to the extent it is reasonably apparent that such disclosure is applicable to qualify such representation and warranty or (b) as set forth in the disclosure schedules delivered to Parent by the Company at or prior to the execution hereof (the “Company Disclosure Schedule”) (each section of which qualifies the correspondingly numbered representation, warranty or covenant to the extent specified therein and such other representations, warranties or covenants to the extent a matter in such section is disclosed in such a way as to make its relevance to such other representation, warranty or covenant reasonably apparent), the Company hereby represents and warrants to Parent and Merger Sub as follows:

3.1 Organization.

(a) The Company is a corporation duly organized and validly existing under the laws of the State of Delaware. The Company (i) is in good standing under the laws of the State of Delaware; (ii) has the corporate or other power and authority to own, lease and operate its assets and property and to carry on its business as currently conducted; and (iii) is duly qualified to do business in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its activities makes such qualification necessary under applicable Law, except, in case of clauses (i), (ii) and (iii), where such failure would not reasonably be expected to result in a Material Adverse Effect on the Company.

(b) The Company (i) has no Subsidiaries, (ii) does not own, directly or indirectly, any capital stock of any Person, and (iii) has not agreed, is not obligated to make and is not bound by any written agreement or contract to make any capital contribution to any other Person.

(c) The Company has made publicly available or available in the Data Room (i) its certificate of incorporation, as amended and restated as of the Execution Date (the “Company Certificate of Incorporation”) and (ii) the bylaws of the Company, as amended to the Execution Date (the “Company Bylaws” and together with the Company Certificate of Incorporation, the “Company Charter Documents”). Each Company Charter Document is in full force and effect. The Company is not in violation of any of the provisions of the Company Charter Documents.

3.2 Capitalization.

(a) The authorized Capital Stock of the Company consists of (i) 150,000,000 shares of Company Common Stock and (ii) 10,000,000 shares of preferred stock, par value $0.01 per share (the “Company Preferred Stock”). As of March 22, 2025 (the “Capitalization Date”), (i) 11,790,440 shares of Company Common Stock are issued and outstanding, (ii) no shares of Company Common Stock are issued and held in the treasury of the Company, (iii) 20,000 shares of Series A Preferred Stock are issued and outstanding, (iv) no shares of Company Preferred Stock are held in treasury, (v) 2,857,827 shares of Company Common Stock are reserved for issuance upon settlement of previously issued Company RSU Awards, Company PSU Awards or Company Options under the Company Plans, (vi) 1,055,225 shares of Company Common Stock are reserved for future issuance pursuant to the Company Plans, and (vii) 4,367,246 shares of Company Common Stock are reserved for issuance upon settlement or exercise, as applicable, of previously issued Warrants. No bonds, debentures, notes or other indebtedness having the right to vote (or convertible into or exchangeable for securities having the right to vote) on any matters on which stockholders of the Company may vote are issued or outstanding. All issued and outstanding shares of the Company’s Capital Stock are, and all shares that may be issued or granted upon the vesting of the Company Equity Awards will be, when issued or granted in accordance with the respective terms thereof, duly authorized, validly issued, fully paid and non-assessable and free of preemptive rights. All dividends or distributions on the Company Common Stock that have been declared prior to the date hereof have been paid in full.

(b) All outstanding shares of Company Common Stock have been issued and granted in compliance in all material respects with applicable securities Laws and other applicable Law.

(c) Except as set forth in Section 3.2(c) of the Company Disclosure Schedule, the Company has not agreed to register any securities under the Securities Act or under any state securities Laws or granted registration rights to any person.

(d) Except as set forth in Section 3.2(a), as of the Capitalization Date, there are no outstanding or authorized (A) options, profit interest units, phantom units, restricted units, unit appreciation rights, stock appreciate rights, warrants, preemptive rights, subscriptions, calls, or other rights, convertible securities, exchangeable securities, agreements, claims or commitments of any character obligating the Company to issue, transfer or sell any shares of Capital Stock or other equity interest in, the Company or securities convertible into or exchangeable for such shares or partnership or other equity interests, or any commitment to authorize, issue or sell the same or any such equity securities, except pursuant to this Agreement, (B) obligations of the Company to repurchase, redeem or otherwise acquire any Capital Stock or other equity interests in the Company or any such securities or agreements listed in clause (A) of this sentence or (C) voting trusts or similar agreements or understandings to which the Company is a party with respect to the voting of the Capital Stock or other equity interest in the Company. Section 3.2(d) of the Company Disclosure Schedule sets forth the following information with respect to each Company Equity Award outstanding as of the Capitalization Date: (i) the name of the holder of Company Equity Award, (ii) the number of shares of Company Common Stock subject to such Company Equity Award, (iii) the date on which such Company Equity Award was granted or issued, (v) the Company Plan under which such Company Equity Award was issued, (vi) the applicable vesting schedule or criteria and the extent to which such Company Equity Award is vested and (vii) the date on which such Company Equity Award expires. As of the Capitalization Date, there are no outstanding subscriptions, options, warrants, calls, preemptive rights, subscriptions, or other rights, convertible or exchangeable securities, agreements, claims or commitments of any character by which the Company will be bound calling for the purchase or issuance of any shares of the Capital Stock of the Company or securities convertible into or exchangeable for such shares or any other such securities or agreements.

(e) The Company does not beneficially own, directly or indirectly, any shares of Capital Stock or other securities of, or interest in, any Person, or any interest in a partnership or joint venture of any kind, nor is it obligated to make any capital contribution to or other investment in any other Person.

3.3 Authorization; Validity of Agreement.

(a) The Company has the requisite corporate power and authority to execute, deliver and perform its obligations under this Agreement and to consummate the transactions contemplated hereby, subject, with respect to the consummation of the Merger, to the Company Required Vote and the Series A Lead Investor Consent and assuming the accuracy of the representations and warranties of Parent and Merger Sub set forth in Section 4.8. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby have been duly authorized by the Company Board. The Company Board has directed that this Agreement and the transactions contemplated hereby be submitted to the Company’s stockholders for approval and adoption at a meeting of such stockholders and, except, with respect to the consummation of the Merger, for the Company Required Vote and the consents and/or approvals of the holders of the Series A Preferred Stock in accordance with the terms of the Certificate of Designations (the “Series A Lead Investor Consent”) and assuming the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.8, no other corporate proceedings on the part of the Company are necessary to authorize the execution, delivery and performance of this Agreement by the Company and the consummation of the transactions contemplated hereby. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery of this Agreement by Parent and Merger Sub, is a valid and binding obligation of the Company enforceable against the Company in accordance with its terms, except that such enforcement may be subject to or limited by (i) bankruptcy, insolvency, reorganization or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the effect of general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b) No “moratorium,” “control share,” “fair price” or other antitakeover Laws (including Section 203 of the DGCL) are applicable to the Merger or any of the other transactions contemplated by this Agreement.

3.4 No Violations; Consents and Approvals.

(a) Neither the execution, delivery and performance of this Agreement by the Company nor the consummation by the Company of the Merger or any other transactions contemplated hereby will (i) conflict with or constitute a breach or violation of, or a default under any provision of any of the Company Charter Documents, (ii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of or a right of termination, cancelation or amendment under, give rise to a right to receive a change of control payment (or similar payment) under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of the Company under, or result in the acceleration or trigger of any payment, time of payment, vesting or increase in the amount of any compensation or benefit payable pursuant to, any of the terms, conditions or provisions of any Material Contract, (iii) assuming that the consents and approvals referred to in Section 3.4(b) are duly obtained, contravene or conflict with or constitute a violation of any federal, state, local or foreign order, writ, injunction, judgment, settlement, award, decree, statute, or Law applicable to the Company or any of its properties or assets, or (iv) result in the exercisability of any right to purchase or acquire any asset of the Company; except in the case of clauses (ii), (iii) and (iv), for such conflicts, violations, breaches, defaults or Liens which, individually or in the aggregate, have not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

(b) No filing or registration with, declaration or notification to, or order, authorization, consent or approval of, any Governmental Entity or any other Person is required in connection with the execution, delivery and performance of this Agreement by the Company or the consummation by the Company of the Merger or any other transactions contemplated hereby, except for (i) the filing with the Securities and Exchange Commission (the “SEC”) of the Proxy Statement in definitive form relating to the meeting of the Company’s stockholders to be held in connection with this Agreement and the transactions contemplated hereby, (ii) the adoption of this Agreement and the approval of the Merger by the Company Required Vote and the Series A Lead Investor Consent, (iii) such filings, authorizations or approvals as may be required under (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (“HSR Act”) or (B) any other Competition Laws, rules or regulations, (iv) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (v) any applicable CFIUS Notice or CFIUS Clearance, (vi) any consents, authorizations, approvals, filings or exemptions in connection with compliance with the rules of Nasdaq, and (vii) such consents, approvals, orders, authorizations, notifications, registrations, declarations and filings the absence or unavailability or which, individually or in the aggregate, has not had and would not be reasonably likely to have or result in a Material Adverse Effect on the Company.

3.5 SEC Reports and Financial Statements.

(a) Except as set forth in Section 3.5(a) of the Company Disclosure Schedule, since January 1, 2022, the Company has timely filed with or furnished to the SEC all forms, reports, schedules, statements and other documents required to be filed or furnished under the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act” and such forms, reports, schedules, statements and other documents (whether filed before, on or after the date of this Agreement), are referred to in this Agreement collectively as the “Company SEC Documents”). As of the time they were filed with the SEC (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively) (or amended or superseded, then on the date of such amended or superseding filing), the Company SEC Documents, including the financial statements and schedules provided therein or incorporated by reference therein, (i) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading and (ii) complied in all material respects with the applicable requirements of the Exchange Act, and the rules and regulations promulgated thereunder, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), as the case may be, each as in effect on the date such Company SEC Document was filed (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of mailing, respectively, or, if amended prior to the date of this Agreement, the date of the filing of such amendment, with respect to the disclosures that are amended); provided, however, in each case, that no representation is made as to the accuracy of any financial projections or forward-looking statements or the completeness of any information furnished by the Company to the SEC solely for the purposes of complying with Regulation FD promulgated under the Exchange Act. As of the date of this Agreement, there are no amendments or modifications to the Company SEC Documents that are required to be filed with (or furnished to) the SEC, but that have not yet been filed with (or furnished to) the SEC.

(b) All of the audited financial statements and unaudited interim financial statements of the Company included in the Company SEC Documents: (i) have been derived from the accounting books and records of the Company in all material respects; (ii) complied in all material respects, as of their respective filing dates with the SEC, with the applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; (iii) have been prepared in accordance with GAAP applied on a consistent basis during the periods involved (except as may be indicated in the notes thereto and except, in the case of the unaudited interim statements of the Company, as may be permitted under Form 10-Q of the Exchange Act) and (iv) fairly presented in all material respects the financial position, the stockholders’ equity, the results of operations and cash flows of the Company, as of the times and for the periods referred to therein (except as may be indicated in the notes thereto and subject, in the case of unaudited interim financial statements, to normal and recurring year-end adjustments, none of which, individually or in the aggregate, would reasonably be expected to be material). The books and records of the Company have been, and are being, maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, PricewaterhouseCoopers LLP is currently and has been since January 1, 2022, the Company’s independent public accounting firm and has not resigned or been dismissed as the independent public accountant of the Company as a result of or in connection with any disagreements with the Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(c) There are no outstanding comments from, or unresolved issues raised by, the SEC in writing with respect to the Company SEC Documents received by the Company from the SEC, and, to the Knowledge of the Company, no enforcement action has been initiated against the Company relating to disclosures contained in any Company SEC Documents.

(d) Since January 1, 2022, (i) neither the Company nor any director or officer of the Company, nor, to the Knowledge of the Company, any employee, auditor, accountant or Representative of the Company has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any material complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices, and (ii) to the Knowledge of the Company, no attorney representing the Company, whether or not employed thereby, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its officers, directors, employees or agents, to the Company Board or any committee thereof or to any director or officer of the Company.

(e) The Company is not a party to, nor has it committed to become a party to, any joint venture, off-balance sheet partnership or any similar contract or agreement (including any agreement relating to any transaction or relationship between or among one or more of the Company, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand), or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K promulgated by the SEC), where the result, purpose or intended effect of such contract or agreement is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

3.6 Absence of Certain Changes.

Since the Balance Sheet Date until the date of this Agreement, (a) the Company has conducted its operations only in the ordinary course consistent with past practice, (b) there has not occurred or continued to exist any event, change, occurrence, effect, fact, circumstance or condition which, individually or in the aggregate, has had a Material Adverse Effect on the Company, and (c) the Company has not taken any action that if taken after the date of this Agreement would constitute a violation of ARTICLE V.

3.7 Absence of Undisclosed Liabilities.

Except as disclosed in the audited financial statements (or notes thereto) included in the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 (the “Balance Sheet Date”), and in the financial statements (or notes thereto) included in subsequent Company SEC Documents filed by the Company prior to the date hereof, the Company has not had at the Balance Sheet Date, or has incurred since that date, any liabilities or obligations (whether absolute, accrued, contingent or otherwise) of any nature, except liabilities, obligations or contingencies that (a) are accrued or reserved against in the financial statements of the Company included in the Company SEC Documents filed prior to the date hereof, or reflected in the notes thereto, (b) were incurred since the Balance Sheet Date in the ordinary course of business and consistent with past practice, (c) individually or in the aggregate, have not had or would not be reasonably likely to have or result in a Material Adverse Effect on the Company, or (d) relate to this Agreement or the transactions contemplated hereby. The Company is not in default in respect of the terms and conditions of any indebtedness or other agreement which, individually or in the aggregate, has had or would be reasonably likely to have or result in a Material Adverse Effect on the Company.

3.8 Proxy Statement.

None of the information supplied or to be supplied by the Company for inclusion or incorporation by reference in the Proxy Statement (and any amendment thereof or supplement thereto) at the date mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading, except that no representation is made by the Company with respect to statements made in the Proxy Statement based on information supplied to the Company by Parent or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.

3.9 Company Employee Benefit Plans; ERISA; Employees.

(a) The Company has made available to Parent a true and complete list of each material Benefit Plan. The Company has provided in the Data Room with respect to each such Benefit Plan: (i) the current version of each such Benefit Plan, if written, including all amendments thereto; (ii) the most recent determination or opinion letter (if any) from the IRS with respect to any such Benefit Plan; (iii) a written description of any such Benefit Plan that is not set forth in a written document; (iv) the most recent summary plan description together with the summary or summaries of material modifications thereto, if any; (v) the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), if any; (vi) all current trust agreements, investment contracts, and insurance contracts, if any; (vii) the most recent actuarial valuation report, if any; and (viii) all material correspondence to or from the IRS, Department of Labor, Pension Benefit Guaranty Corporation or any other Governmental Entity with respect to any such Benefit Plan since January 1, 2022.

(b) (i) Each Benefit Plan has been maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all applicable Law (including ERISA and the Code) and other agreements and instruments which are applicable to such Benefit Plans, (ii) all material contributions, reserves or premium payments required to be made or accrued with respect to the Benefit Plans have been made or accrued, and (iii) each Benefit Plan that is subject to Section 409A of the Code is and has been in documentary and operational compliance, in all material respects, with Section 409A of the Code and the regulations thereunder to the extent applicable. Each Company Option was granted with an exercise price per share of Company Common Stock no less than the fair market value of a share of Company Common Stock on the date of the grant, as such fair market value is determined pursuant to Section 409A of the Code. Each Benefit Plan intended to be qualified under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code has obtained or is the subject of a favorable determination, advisory and/or opinion letter, as applicable, as to its qualified status (or the qualified status of the master or prototype form on which it is established) from the IRS and, to the Company’s Knowledge, there are no existing circumstances or any events that have occurred that would reasonably be expected to adversely affect such favorable determination. Neither the Company nor any ERISA Affiliate has any material Liability (whether or not assessed) under Sections 4980D, 4980H, 6721 or 6722 of the Code.

(c) Each Benefit Plan that is subject to Laws other than the federal, state or local laws of the United States (i) has, to the extent intended or required to be qualified, approved or registered by or with a Governmental Entity, been so qualified, approved or registered by or with such Governmental Entity and has been maintained in good standing, and, to the Company’s Knowledge, no event has occurred or condition exists that would reasonably be expected to jeopardize such qualification, approval, registration or good standing, as applicable; (ii) that is intended to qualify for special Tax treatment meets all requirements for such treatment; and (iii) is fully funded or book reserved in all material respects, as appropriate, based upon reasonable actuarial assumptions and does not have unfunded or underfunded liabilities.

(d) Neither the Company nor any ERISA Affiliate maintains, sponsors, contributes to or is required to contribute to, or has any Liability with respect to (i) a “multiemployer plan” as defined in Section 3(37) of ERISA, (ii) a plan subject to Title IV of ERISA, (iii) a plan maintained in connection with any trust described in Section 501(c)(9) of the Code or (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA.

(e) No Benefit Plan provides, and neither the Company nor any ERISA Affiliate has an obligation to provide, post-employment life insurance, post-employment health benefits or other post-employment employee welfare benefits, except as may be required by COBRA or other applicable federal, state or local statute where the covered individual pays the full premium cost for maintaining such continuation coverage.

(f) The Company is not subject to any material Liability or penalty under Sections 4975 through 4980B of the Code or Title I of ERISA. No “prohibited transaction,” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and not otherwise exempt under Section 408 of ERISA, has occurred and remains uncorrected with respect to any Benefit Plan. No action, suit or claim (excluding claims for benefits incurred in the ordinary course) is pending or, to the Company’s Knowledge, is threatened against or with respect to any Benefit Plan. There are no audits, inquiries or proceedings pending or, to the Company’s Knowledge, threatened by the IRS, Department of Labor or other Governmental Entity with respect to any Benefit Plan.

(g) Except as set forth in Section 3.9(g) of the Company Disclosure Schedule, the execution of this Agreement and the consummation of the transactions contemplated by this Agreement (alone or together with any other event which, standing alone, would not by itself trigger such entitlement or acceleration) shall not (i) entitle any Person to any payment, vesting, distribution or increase in compensation or benefits under or with respect to any Benefit Plan or (ii) otherwise trigger any acceleration (of vesting, funding or payment of benefits or otherwise) under or with respect to any Benefit Plan.

(h) The Company does not have any obligation to gross up, indemnify or otherwise reimburse any current or former service provider to the Company for any tax incurred by such service provider pursuant to Sections 409A or 4999 of the Code.

3.10 Litigation; Compliance with Law.

(a) Except as set forth in Section 3.10(a) of the Company Disclosure Schedule, there is no material Litigation pending and there has not been since January 1, 2022, any material Litigation against the Company or to which the Company is otherwise a party, or to the Company’s Knowledge, threatened against the Company by any Person. The Company is not in breach or violation of any material Order. As of the date of this Agreement, there is no material Litigation pending or, to the Company’s Knowledge, threatened, which questions the validity of this Agreement or any of the other Transaction Documents or the right of the Company to enter into this Agreement or any of the other Transaction

Documents, or the consummation of the transactions contemplated hereby and thereby. As of the date of this Agreement, there is no material Litigation brought by the Company currently pending or which the Company intends to initiate. For the purposes of this Section 3.10(a), Litigation where the amount in controversy in such Litigation is greater than $100,000 shall be deemed “material.”

(b) The Company is and at all times since January 1, 2022, has been in compliance in all material respects with all Orders and Laws applicable to the Company, its business operations or assets. To the Company’s Knowledge, except as set forth in Section 3.10(b) of the Company Disclosure Schedule, no investigation or review by any Governmental Entity is pending against the Company or has since January 1, 2022, been threatened in writing against the Company. To the Company’s Knowledge, as of the Execution Date, no director, officer or member of the management team of the Company is or has been charged with or is under investigation in matters including without limitation any fraud, financial misconduct, insider trading or criminal acts while acting on behalf of the Company.

(c) The Company holds all material permits, licenses, authorizations, approvals, registrations, certificates, exemptions and orders from Governmental Entities necessary for the operation of the business of the Company as currently conducted or currently proposed to be operated, including but not limited to, material distributor or wholesale licenses or permits, registration notifications or their foreign equivalents required for the research, development, manufacture, distribution, marketing, storage, import, export, transportation, use or sale of the Company Products (collectively, the “Company Permits”). The Company has made available in the Data Room all Company Permits in effect as of the Execution Date. The Company is in compliance in all material respects with the terms of all material Company Permits and all material Company Permits are valid and subsisting in full force and effect. As of the Execution Date, there are no actions pending or, to the Company’s Knowledge, threatened, relating to the suspension, revocation or modification of any material Company Permit. To the Company’s Knowledge, none of the Company Permits will be impaired by the consummation of the transactions contemplated by this Agreement or the other Transaction Documents.

(d) All material compensation and benefits, including stock, stock options and other equity grants, provided at any time by or on behalf of the Company to any physician or other healthcare provider for consulting services to or any other services for the benefit of the Company are and were at the time of grant (i) consideration for services actually performed or to be performed by such health care provider, (ii) reasonable in light of the services provided, and (iii) materially consistent with the standards of the industry in which the Company operates.

3.11 Intellectual Property.

(a) Section 3.11(a) of the Company Disclosure Schedule contains a correct, current, and complete list of all Company Owned Intellectual Property that is subject to any issuance, registration, or application by or with any Governmental Entity or authorized private registrar in any jurisdiction (collectively, “Registered Company Intellectual Property”), including issued Patents, registered Marks, domain names, and registered Copyrights, and pending applications for any of the foregoing, and specifying as to each, as applicable: the title, mark, or design; the record owner and, to the extent the record owner is a Third Party, the nature of the rights held by the Company; the jurisdiction by or in which it has been issued, registered, or filed; the patent, registration, publication or application serial number; the application, issue or grant date; and the current status.

(b) Except as would not be material to the Company, (i) the use, practice or other exploitation of the Company Intellectual Property, (ii) the development, manufacturing, licensing, marketing, importation, offer for sale, sale or use of the Company Products as presently conducted by the Company, and (iii) the Company’s present business practices and methods, in each case, (A) have not in the past three (3) years infringed upon, misappropriated or otherwise constituted an unauthorized use of or otherwise violated, (B) do not infringe upon, misappropriate, constitute an unauthorized use of or otherwise violate, and (C) to the Company’s Knowledge, if any Company Products currently in development and approved for commercialization were to be manufactured, licensed, marketed, imported, offered for sale, sold or used as of the date hereof, would not infringe upon, misappropriate, constitute an unauthorized use of or otherwise violate, in each case, in any material respect, the Intellectual Property of any Third Party. No written claim has been made to the Company, nor has the Company received any other written notice alleging, that the conduct of the business of the Company as presently conducted (including the current or future manufacturing, licensing, marketing, importation, sale, offer for sale or use of any Company Products) infringes upon, may infringe upon, misappropriates, constitutes an unauthorized use of or otherwise violates the Intellectual Property of any Third Party in any material respect.

(c) Except as set forth in Section 3.11(c) of the Company Disclosure Schedule, there has been no Litigation, whether settled or pending, since January 1, 2022 (A) alleging any infringement, misappropriation, or other violation by the Company of the Intellectual Property of any Person; (B) challenging the validity, enforceability, registrability, patentability, or ownership of any material Company Owned Intellectual Property or the Company’s right, title, or interest in or to any Company Intellectual Property; or (C) by the Company, alleging any infringement, misappropriation, or other violation by any Person of any material Company Owned Intellectual Property. To the Company’s Knowledge, there are not any facts or circumstances that would reasonably be expected to give rise to any such legal proceeding.

(d) The Company Intellectual Property includes all of the Intellectual Property used by the Company to conduct its business in the manner in which such business is currently being conducted (including the current manufacturing, licensing, marketing, importation, sale, offer for sale or use of the Company Products or any products of the Company currently in development and approved for commercialization).

(e) Except as set forth in Section 3.11(e) of the Company Disclosure Schedule, the Company is (i) the sole and exclusive owner of all right, title and interest in and to the Company Owned Intellectual Property, free and clear of all Liens or obligations to any Third Party (except for Permitted Liens), or (ii) has valid and continuing rights to use, sell and license, as the case may be, the Company Intellectual Property.

(f) Except for patent applications abandoned or allowed to expire in the ordinary course of patent prosecution, all Registered Company Intellectual Property is pending, issued or registered, as applicable, and, to the Company’s Knowledge, is valid, in good standing (including the payment of all applicable maintenance fees and other fees, such that no such Registered Company Intellectual Property has been allowed to lapse or become abandoned due to failure to pay a maintenance fee or other fee) and, to the Company’s Knowledge, is valid and enforceable. In the past three (3) years, the Company has not, and, to the Company’s Knowledge, no Third Party that has granted the Company rights to any Company Intellectual Property has received any written notice challenging the validity or enforceability of any Registered Company Intellectual Property.

(g) Except as would not be material to the Company, none of the Patents that constitute Company Owned Intellectual Property is involved in any interference, reissue or reexamination proceeding, conflict or opposition proceeding, and there has been no written threat or other written indication that any such proceeding shall hereafter be commenced.

(h) Except as set forth in Section 3.11(h) of the Company Disclosure Schedule, (i) no university, Governmental Entity (whether U.S. or non-U.S., federal or state) or other non-profit organization (A) sponsored research and development conducted in connection with the business of the Company or (B) has any claim of right to, ownership of or other Lien (other than Permitted Liens) on any Company Owned Intellectual Property and (ii) no inventor of any Patent that constitutes Company Owned Intellectual Property (x) was a student, university employee or employee of any Governmental Entity at the time the applicable invention was made or (y) has any claim of right to, ownership of or other Lien (other than Permitted Liens) on any Company Owned Intellectual Property.

(i) No written claim has been made to the Company or, to the Company’s Knowledge, to any Third Party alleging that any Company Intellectual Property is being licensed in conflict with the terms of any Third Party license or other agreement.

(j) Except as would not be material to the Company, to the Company’s Knowledge, no Person is engaging in any activity that infringes upon, violates, misuses or misappropriates any material Company Owned Intellectual Property, or with respect to products currently under development by others, would constitute an act of infringement if such products were manufactured, marketed, imported, offered for sale, sold or used as of date hereof, and no such claims have been made in writing against any Person by the Company.

(k) The Company is in compliance in all material respects with the terms and conditions of all licenses, sublicenses and other agreements to which the Company is a party and pursuant to which the Company is granted any license or right in or to, or is otherwise authorized to use, exercise or receive any benefit from, any Intellectual Property of any Third Party that constitutes material Company Intellectual Property (the “Inbound Licenses”).

(l) Section 3.11(l) of the Company Disclosure Schedule sets forth a complete and accurate list of all material contracts or agreements to which the Company is a party (i) granting to any other Person a license to any Company Intellectual Property, other than (A) non-exclusive licenses granted to physicians and customers in the ordinary course of business solely to use the Company Products, (B) agreements between Company and its employees and consultants in the ordinary course of business, (C) non-disclosure agreements or clinical trial agreements entered into in the ordinary course of business, (D) material transfer agreements entered into in the ordinary course of business, and (E) licenses for commercially available off-the-shelf, shrink wrap or click wrap Software, (F) non-exclusive licenses for Open Source Software, and (G) licenses that are incidental to the purpose of the agreement ((A)-(G) collectively referred to as “Ordinary Course Licenses”), or (ii) subject to the same exclusions in clauses (A) through (G) above, containing a covenant not to compete, covenant not to sue, freedom to operate license or otherwise limiting the Company’s or its Affiliates’ ability to use or exploit fully any of the Company Intellectual Property (clauses (i) and (ii), together with the Inbound Licenses, collectively referred to as the “Company Intellectual Property Licenses”).

(m) Except as set forth in Section 3.11(m) of the Company Disclosure Schedule, the Company is not (nor with the passage of time, the giving of notice or both, will be) required, obligated, or under any Liability whatsoever, to make any payments by way of royalties, fees or otherwise or provide any other consideration of any kind, to any owner or licensor of, or other claimant to, any Company Intellectual Property, or any other Person, with respect to the use thereof or in connection with the conduct of the business of the Company as currently conducted (including the current or future manufacturing, licensing, marketing, importation, sale, offer for sale or use of the Company Products or any product of the Company currently in development and approved for commercialization).

(n) The Company has taken commercially reasonable measures designed to protect and maintain the proprietary nature of each item of material Company Owned Intellectual Property. Except as set forth in Section 3.11(n) of the Company Disclosure Schedule, all current and former employees and independent contractors of the Company involved in the creation or development of any Company Owned Intellectual Property have assigned all of their right, title and interest in and to such Company Owned Intellectual Property to the Company and are bound by confidentiality obligations through signed agreements containing Intellectual Property assignments and confidentiality provisions in favor of the Company.

(o) No Trade Secret of the Company used in the Company’s business as presently conducted (including the current manufacturing, licensing, marketing, importation, sale, offer for sale or use of the Company Products or any product of the Company currently in development and approved for commercialization) has been authorized to be disclosed or has been actually disclosed by the Company to any employee, independent contractor or any Third Party, in each case, other than pursuant to a written non-disclosure agreement including restrictions on the disclosure and use of the Company Owned Intellectual Property that constitutes such Trade Secret consistent with best practices in the industry in which the Company operates. The Company has taken adequate security measures to protect the secrecy, confidentiality and value of all material Trade Secrets of the Company, including invention disclosures, not the subject of any issued patents owned or patent applications owned by the Company, which measures are consistent with best practices in the industry in which the Company operates. Each current and former employee and independent contractor of the Company has entered into valid and enforceable written confidentiality and invention assignment agreements with the Company, and each such agreement includes restrictions on the disclosure and use of Company Owned Intellectual Property consistent with best practices in the industry in which the Company operates. To the Company’s Knowledge, the Company has good title and a valid right to use its material Trade Secrets used in its business as presently conducted. The Trade Secrets of the Company are not part of the public knowledge or literature, and to the Company’s Knowledge have not been used, divulged, or appropriated either for the benefit of Person (other than the Company) or to the detriment of the Company. No material Trade Secret of the Company is subject to any adverse claim or, in the past three (3) years, has been challenged or threatened in writing.

(p) Neither the execution, delivery or performance of this Agreement, nor the consummation of any of the transactions contemplated by this Agreement, shall result in, or give any other Person the right to cause, (i) a loss of, or Lien (other than Permitted Liens), or restriction on, any Company Owned Intellectual Property; (ii) a material breach of any license agreement to any material Company Intellectual Property; (iii) the grant, assignment or transfer to any other Person of any license or other rights or interest under any Company Owned Intellectual Property; (iv) payment of any additional fees, or trigger any payment escalation under, any license agreement to any Company Intellectual Property; or (v) the loss or impairment, or Lien (other than Permitted Liens) or restriction on, Parent’s, the Company’s or either Affiliates’ right to own or use any of the Company Intellectual Property except as set forth in Section 3.11(p) of the Company Disclosure Schedule.

(q) There are no Orders to which the Company is a party or by which the Company is bound that restrict, in any material respect, the right to use any of the Company Intellectual Property.

(r) Except as would not be material to the Company, no present or former employee of the Company or any present or former independent contractor of the Company has any right, title, or interest, directly or indirectly (but not including indirect interests arising solely because of such Person’s status as a stockholder of the Company), in whole or in part, in any Company Owned Intellectual Property.

(s) To the Company’s Knowledge, no employee or independent contractor of the Company is, as a result of or in the course of such employee’s or independent contractor’s engagement by the Company, in default or breach of any material term of any employment agreement, non-disclosure agreement, assignment of invention agreement or similar agreement.

3.12 Software.

(a) Section 3.12 of the Company Disclosure Schedules contains a correct, current, and complete list, as of the Execution Date, of all material Company Products.

(b) Except as would not be material to the Company, the Company is in actual possession of and has exclusive control over all source code for each proprietary component of the Company Products and all other material proprietary Software of the Company.

(c) The Company has not disclosed, delivered, licensed, or otherwise made available, and does not have a duty or obligation (whether present, contingent, or otherwise) to disclose, deliver, license, or otherwise make available, any source code for any Company Product to any escrow agent or any other Person, other than (A) an employee, independent contractor, or consultant of the Company pursuant to a valid and enforceable written agreement prohibiting use or disclosure except in the performance of services for the Company; or (B) an independent third-party escrow agent pursuant to a valid and enforceable written source code escrow agreement providing for limited release only upon the occurrence of specified release events and providing for limited rights to use any such released source code. No such release event has occurred, and no circumstance or condition exists that would reasonably be expected to result in the occurrence of any such release event. Without limiting the foregoing, neither the execution of this Agreement nor the consummation of any of the transactions contemplated by this Agreement will, or would reasonably be expected to, result in the release from escrow or other delivery to any Person of any material source code for any Company Product.

(d) As of the date hereof, to the Company’s Knowledge, there has been no unauthorized theft, reverse engineering, decompiling, disassembling, or other unauthorized disclosure of or access to any source code for any Company Product.

(e) Except as would not be material to the Company, the Company has complied in all material respects with all notice, attribution, and other requirements of each license applicable to the Open Source Software component incorporated into, combined with, linked with, or distributed with a Company Product.

(f) The Company has not used any Open Source Software in a manner that does, will, or would reasonably be expected to require the (A) disclosure or distribution of any Company Product or any other material proprietary Software in source code form; (B) license or other provision of any Company Product or any other material proprietary Software on a royalty-free basis; or (C) grant of any patent license, non-assertion covenant, or other rights under any Company Owned Intellectual Property or rights to modify, make derivative works based on, decompile, disassemble, or reverse engineer any Company Product or any other material proprietary Software.

(g) Except as would not be material to the Company, no Company Product contains any bug, defect, or error that adversely affects, or could reasonably be expected to adversely affect, the value, functionality, or performance of such Company Product.

(h) None of the Company Products, and to the Company’s Knowledge no other Software used in the operation of the business of the Company or provision of any Company Product, contain any “time bomb,” “Trojan horse,” “back door,” “worm,” virus, malware, spyware, or other device or code (“Malicious Code”) designed or intended to, or that could reasonably be expected to, (A) materially disrupt, disable, harm, or otherwise materially impair the normal and authorized operation of, or provide unauthorized access to, any computer system, hardware, firmware, network, or device on which any Company Product or such other Software is installed, stored, or used; or (B) materially damage, destroy, or prevent the access to or use of any data or file without the user’s consent. The Company has taken commercially reasonable steps designed to prevent the introduction of Malicious Code into the Company Products.

3.13 Privacy and Data Security.

(a) The Company and, to the Company’s Knowledge, all vendors, processors, or other third parties acting for or on behalf of the Company in connection with the Processing of Personal Information or that otherwise have been authorized to have access to Personal Information in the possession or control of the Company, comply, and for the past three (3) years have complied, in all material respects with all of the following: (A) Privacy Laws; (B) rules of self-regulatory organizations that are legally binding on the Company, including the Payment Card Industry Data Security Standard; (C) the Company Privacy and Data Security Policies; and (D) any contractual requirements or terms of use concerning the processing of Personal Information by the Company to which the Company is a party or otherwise bound as of the date hereof (collectively, “Privacy Obligations”).

(b) To the Knowledge of the Company, during the past three (3) years, no disclosure or representation made or contained in any Company Privacy and Data Security Policy has been materially inaccurate, misleading, deceptive, or in violation of any Privacy Laws (including by containing any material omission). The Company and to the Company’s Knowledge any vendor, processor, or other third party Processing Personal Information for or on behalf of the Company are and have been in compliance with the Company Privacy and Data Security Policies.

(c) Except as set forth in Section 3.13(c) of the Company Disclosure Schedule, during the past three (3) years, (A) no Personal Information in the possession or control of the Company, or to the Knowledge of the Company, Processed by any vendor, processor, or other third party for or on behalf of the Company (each, a “Data Partner”), has been subject to any material data breach or other security incident that has resulted in material unauthorized access, disclosure, use, denial of use, alteration, corruption, destruction, compromise, or loss of such Personal Information or that has caused a material disruption to the conduct of the Company’s business (a “Security Incident”), and (B) the Company has not notified and there have been no facts or circumstances that would require the Company to notify, any Governmental Entity or other Person of any Security Incident.

(d) During the past three (3) years, the Company has not received any notice, request, claim, complaint, correspondence, or other communication in writing from any Governmental Entity or other Person, nor, to the Knowledge of the Company, has there been any audit, investigation, enforcement action (including any fines or other sanctions), or other action, relating to any actual, alleged, or suspected Security Incident or violation of any Privacy Law, any Company Privacy and Data Security Policy, or any Person’s individual privacy rights involving Personal Information in the possession or control of the Company.

(e) The Company has at all times during the past three (3) years implemented and maintained, commercially reasonable security measures, plans, procedures, controls, and programs, including a written information security program, designed to (A) identify and address internal and external risks to the privacy and security of Personal Information and the security, availability, and integrity of Company IT Systems; (B) implement, monitor, and improve adequate and effective administrative, technical, and physical safeguards to protect such Personal Information and the operation, integrity, and security of its software, systems, applications, and websites; and (C) provide notification in compliance with applicable Privacy Obligations in the case of any Security Incident.

(f) During the past three (3) years, the Company has contractually obligated all Data Partners Processing Personal Information on behalf of the Company, to (i) comply with applicable Privacy Obligations in all material respects, (ii) maintain reasonable and appropriate technical, physical and administrative safeguards to protect the privacy, confidentiality, integrity and security of all Personal Information, and (iii) take reasonable steps to protect Personal Information from loss, theft, unauthorized or unlawful Processing or other misuse. To the Company’s Knowledge, during the past three (3) years, no Data Partner Processing the Company’s Personal Information has (A) suffered any Security Incident that resulted in any unauthorized access to or use of any such Personal Information or (B) materially violated any Privacy Obligations.

(g) The Company has developed a program and used reasonable efforts to identify, address and remediate all threats and deficiencies on Company IT Systems.

3.14 Company IT Systems.

All Company IT Systems, owned or controlled by the Company, are in good working condition and are secure and sufficient in all material respects for the operation of the Company’s businesses as currently conducted. Since January 1, 2022, there has been no material malfunction, failure, continued substandard performance, denial-of-service, or other cyber incident, including any cyberattack, of the Company IT Systems. The Company has taken commercially reasonable steps to safeguard the confidentiality, availability, security, and integrity of the Company IT Systems, including using virus checking software, consistent with reasonable industry standards applicable to the industry, to monitor all Company IT Systems with respect to introduction of any malicious software (e.g., ransomware).

3.15 Contracts.

(a) Except as filed as an exhibit to the Company SEC Documents filed at least one (1) Business Day prior to the date hereof, Section 3.15(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of all of the Material Contracts in effect as of the Execution Date. The Company provided to Parent in the Data Room true, correct and complete copies of each Material Contract, together with all amendments, modifications or supplements thereto in effect as of the Execution Date.

(b) Each Material Contract is in full force and effect and is the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms. (i) The Company is not in breach of or default in any material respect under any Material Contract; (ii) to the Company’s Knowledge, no other party to any Material Contract is in breach of or default in any material respect under such Material Contract; (iii) the Company has not received any written or oral notice of termination, or intent to terminate, any Material Contract; and (iv) to the Company’s Knowledge, no event has occurred that, with the giving of notice or lapse of time or both, would constitute a material breach thereof or default thereunder by the Company or any other party to such Material Contract or would permit the modification or premature termination of such Material Contract by any other party thereto.

(c) “Material Contract” shall mean any contract, agreement or other binding arrangement to which the Company is a party or by which the Company is bound (other than a Benefit Plan) that:

(i) involves expected receipts or expenditures in excess of $400,000 in the aggregate in the current or any future Calendar Year (other than employment agreements or arrangements), and which is not cancelable (i) without penalty or further payment or (ii) without more than 30 days’ notice;

(ii) is a material Company Intellectual Property License other material contract or agreement pursuant to which the Company has obtained from or granted to any Person any material right, title or interest in, under or to any Intellectual Property (other than Ordinary Course Licenses or contracts granting rights to use readily available shrink wrap or click wrap Software);

(iii) imposes on the Company obligations to research, develop, manufacture, or commercialize the Company Product;

(iv) is a material lease or sublease of any real property, including the Leases;

(v) is a capital lease, as determined in accordance with GAAP;

(vi) provides for a loan or advance of any amount to any other Person, other than a director or officer of the Company solely for travel and other appropriate business expenses in the ordinary course of business;

(vii) is a joint venture, strategic alliance, partnership or other contract or agreement involving any joint ownership or sharing of any business, venture or enterprise, or a sharing of profits or losses, or pursuant to which the Company has any ownership or control interest in any other Person or business enterprise;

(viii) (i) contains any covenant or other agreement limiting the right or ability of the Company or its Affiliates to (A) manufacture, research, develop, distribute, sell or otherwise commercialize any products, (B) solicit for employment or hire any employees of any other Person, or (C) engage in any line of business or to compete (geographically or otherwise) with any Person, (ii) granting any material exclusive rights to make, sell or distribute any of the Company’s products, or (iii) granting any “most favored nation” or similar rights;

(ix) involves any union contract or collective bargaining agreement;

(x) involves payments by the Company based on profits, revenue, fee income or other financial performance measures of the Company other than contracts that are cancelable upon 90 days’ or less prior written notice;

(xi) involves payments of any royalties, earnouts, development or commercialization milestones or similar payments in excess of $300,000 in the last fiscal year, other than contracts that are cancelable upon 90 days’ or less prior written notice;

(xii) involves any material indemnification obligation of the Company or otherwise involves any material warranty, guaranty, or surety by the Company, in each case, other than contracts entered into in the ordinary course of business;

(xiii) was entered into relating to the purchase or sale of assets of the Company outside the ordinary course of business and that involves an amount or value in excess of $300,000;

(xiv) relates to sale of any of the material assets of the Company other than in the ordinary course of the Company’s business or for the grant to any Person of any preferential rights to purchase any of the Company’s assets (other than indications of interest entered into in the ordinary course of business consistent with past practice);

(xv) relates to the acquisition (by merger, purchase of stock or assets or otherwise) by the Company of any operating business or material assets or the capital stock of any other Person;

(xvi) relates to the incurrence, assumption or guarantee of any Indebtedness of $500,000 or more or imposing a Lien (other than Permitted Liens) on any of the assets of the Company, including indentures, guarantees, loan or credit agreements, sale and leaseback agreements, purchase money obligations incurred in connection with the acquisition of property, mortgages, pledge agreements, security agreements, or conditional sale or title retention agreements;

(xvii) obligates the Company to provide or obtain products or services for a period of one year or more or requiring the Company to purchase or sell a stated portion of its requirements or outputs, including any “take or pay” or minimum purchase obligations;

(xviii) provides for severance, retention, change in control or other similar payments that would become payable, directly or indirectly, by reason of the execution of this Agreement or the consummation of the transactions contemplated hereby;

(xix) is an employment contract or contract with a Contract Worker (or similar arrangement) providing annual base compensation in excess of $200,000;

(xx) contains an option (other than Company Options, employee agreements or arrangements), grants any right of first refusal, right of first negotiation or right of first offer in favor of any Person;

(xxi) involves any resolution or settlement in an amount in excess of $300,000 of any Litigation; or

(xxii) is between or among the Company, on the one hand, and any Affiliate of the Company or any director or officer of the Company or its Affiliates, on the other hand.

3.16 Taxes.

(a) The Company has timely filed all U.S. federal and state income Tax Returns and other material Tax Returns that it was required to file (taking into account any valid extensions of time to file). All such Tax Returns are true, complete and correct in all material respects, and were prepared in material compliance with all applicable Tax Laws. All U.S. federal and state income Taxes and other material Taxes due and payable by the Company (including installments and estimated payments), whether or not shown as due and payable on any Tax Return, have been timely paid.

(b) The Company is not currently the beneficiary of any extension of time within which to file any income Tax Return (other than automatic extensions of time obtained in the ordinary course).

(c) There are no liens on any of the assets of the Company for any amount of Taxes, other than liens for Taxes described in clause (ii) of the definition of Permitted Liens.

(d) The Company has complied in all material respects with all applicable Tax Laws relating to the collection, withholding and remittance of Taxes, including related information reporting and recordkeeping requirements.

(e) No federal, state, provincial, local or non-U.S. Tax audits or administrative or judicial Tax proceedings are currently being conducted or pending or have been threatened in writing with respect to the Company. No material deficiency or proposed material adjustment with respect to the payment of any Taxes or Tax installments has been asserted against the Company by any Governmental Entity, which has not been fully paid or finally settled.

(f) The Company has not granted any waiver of any statute of limitations in respect of any Tax or Tax Return which has not yet expired or agreed to any extension of time with respect to the assessment or collection of any Tax which has not yet expired (excluding extensions of time to file Tax Returns obtained in the ordinary course).

(g) Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, the Company is not a party to or bound by any Tax allocation, indemnity or sharing agreement, other than, in each case, agreements with third parties entered into in the ordinary course of business the principal purpose of which is unrelated to Taxes. Except as set forth in Section 3.16(g) of the Company Disclosure Schedule, the Company (i) has not been a member of an affiliated group (within the meaning of Section 1504 of the Code) or part of a combined, consolidated, unitary or affiliated group filing a single Tax Return that applies to more than one entity (excluding, for the avoidance of doubt, any entities that are disregarded for applicable Tax purposes), in each case other than a group the common parent of which is the Company, or (ii) has no Liability for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of any Tax Law) (other than members of a group the common parent of which is the Company) or as a successor or transferee.

(h) The Company has not participated in or been the promoter of a “listed transaction,” as set forth in Treasury Regulations Section 1.6011-4(b)(2) or any comparable provision of state, local or foreign Tax law.

(i) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date as a result of (A) any prepaid amount received or deferred revenue accrued by the Company on or prior to the Closing, (B) any change in method of accounting for a taxable period ending on or prior to the Closing Date made prior to the Closing Date, (C) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (D) intercompany transaction or excess loss account described in Treasury Regulation under Section 1502 of the Code (or any corresponding or similar provision of state, local or non-U.S. Law), (E) any “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. Tax Law) executed on or prior to the Closing, or (F) any installment sale or open transaction disposition made on or prior to the Closing.

(j) Within the past three (3) years, the Company has not distributed the stock of another Person, or had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(k) The Company is, and always has been since its formation, a “C corporation” within the meaning of Code section 1361(a)(2).

(l) The Company is in material compliance with all escheat and state unclaimed or abandoned property laws.

3.17 Environmental Matters.

(a) The Company is and has been since January 1, 2022, in compliance, in all material respects, with all applicable Environmental Laws. To the Company’s Knowledge, as of the date hereof, the Company has not received any oral or written communication that alleges that the Company is not in compliance in all material respects with all applicable Environmental Laws from any Governmental Entity. As of the date hereof, there is no Environmental Claim pending or, to the Company’s Knowledge, threatened against the Company. There are no material Liabilities of or relating to the Company arising under or relating to any Environmental Law or any Environmental Materials. The Company is not subject to any Order or other agreement with any Governmental Entity relating to Environmental Law, nor, to the Company’s Knowledge, has the Company entered into or assumed by contract or operation of Law any Liability of any other person under Environmental Law. To the Company’s Knowledge, as of the Execution Date, no circumstances or conditions involving the Company, including the use, storage, treatment or disposal of Environmental Materials, would reasonably be expected to result in the Company incurring any material Liability under Environmental Law.

(b) Except as disclosed in Section 3.17(b) of the Company Disclosure Schedule, (i) all material permits, registrations, licenses and authorizations required to be obtained or filed by the Company under any applicable Environmental Laws, including those activities relating to the generation, use, storage, treatment, disposal, handling, management, procurement, distribution, Release or remediation of Environmental Materials, have been duly obtained or filed, and (ii) the Company is in compliance in all material respects with the terms and conditions of such permits, registrations, licenses and authorizations.

(c) The Company has made available in the Data Room all material environmental site assessments and reports and all environmental, health and safety audits related to its facilities and operations, in each case, that have been prepared by third parties in the past three years and prior to the Execution Date, that are within the custody or control of the Company, and all material correspondence with any Governmental Entity or other Persons in the past three years and prior to the Execution Date, with respect to any Environmental Claims and the Company’s compliance with or Liability under Environmental Laws.

3.18 Real and Personal Property.

(a) The Company owns no real property and has never owned any real property.

(b) Section 3.18(b) of the Company Disclosure Schedule lists all material real property leases to which the Company is a party as of the Execution Date, and each amendment thereto as of the Effective Time (the “Leases” and the real property subject to such Leases, the “Leased Real Property”). The Company has made available in the Data Room true and complete copies of the Leases. (i) The Leases are in full force and effect and are valid and effective in accordance with their respective terms, (ii) there is not, under any Lease, any existing default or event of default (or event which with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s Knowledge, any other party thereto, and (iii) the Leases permit the current occupation and use of the applicable Leased Real Property by the Company. Except as set forth in Section 3.18(b) of the Company Disclosure Schedule, the Leased Real Property comprises all of the material real property occupied or otherwise used by the Company as of the Execution Date. As of the Execution Date, the Company has not entered into any subleases for any portion of the Leased Real Property, nor has the Company assigned, licensed or otherwise conveyed to any Person any right to use all or any part of the Leased Real Property. As of the Execution Date, the Company has not materially modified or allowed the material modification of any Leases without the prior written consent of Parent. The Company has obtained all necessary certificates and licenses necessary for the current use and operation of the Leased Real Property, which as of the Execution Date, (x) are in full force and effect and (y) there are no violations of record. As of the Execution Date, there are no actual or, to the Company’s Knowledge, threatened condemnation or eminent domain proceedings which would affect the Leased Real Property. (i) The Leased Real Property and the current use of the Leased Real Property pursuant to the Leases comply in all material respects with applicable Law and (ii) no consents of any party to any Lease are required in connection with the transaction contemplated by this Agreement.

(c) (i) The Company has good and marketable title to or holds under valid and enforceable leasehold interest in the Leased Real Property and all material tangible personal property, free and clear of any Liens, except for Permitted Liens, necessary for the conduct of the business of the Company as currently conducted, (ii) such tangible personal property of the Company is in sufficiently good operating condition (except for ordinary wear and tear) to allow the Company to operate in the ordinary course of business consistent with past practice, and (iii) all facilities, equipment, fixtures and other tangible properties owned, leased or used by the Company are in good operating condition and repair and reasonably fit and usable for the purposes for which they are being used, subject to normal wear and tear.

3.19 Insurance.

Section 3.19 of the Company Disclosure Schedule sets forth a list of each material insurance policy held by the Company as of the Execution Date. There is no claim pending under any such policy or any fidelity bond as to which coverage has been denied or disputed by the underwriter of such policy or bond. Except as would not, individually or in the aggregate, reasonably be expected to have or result in a Material Adverse Effect on the Company, (a) all premiums due and payable under the insurance policies set forth in Section 3.19 of the Company Disclosure Schedules have been paid, and the Company is otherwise in compliance in all material respects with the terms of such policies, and (b) such policies are of such types, in such amounts and for such risks, casualties and contingencies as are reasonably adequate to fully insure the Company against insurable losses, damages and claims to the Company’s business, properties, assets and operations. To the Company’s Knowledge, there is no threatened termination of, or material premium increase with respect to, any of such policies. As of the date hereof, the Company has made available in the Data Room true, accurate and complete copies of such insurance policies.

3.20 Labor Matters.

(a) The Company is, and for the past three years has been, in compliance in all material respects with all Employment Laws, contracts and policies relating to employment, employment practices, wages, hours and terms and conditions of employment. With respect to each current and former employee of the Company, the Company: (i) does not have any material Liability for a failure to withhold and report all amounts required by Law or by agreement to be withheld and reported with respect to wages, salaries and other payments to such employee; (ii) is not liable for any material arrearages of wages, severance pay or other amounts due to such employees, including pursuant to any contract, policy, practice or applicable Law; and (iii) does not have any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for such employee (other than routine payments to be made in the normal course of business and consistent with past practice). There are no material administrative charges, court complaints or arbitrations pending or, to the Company’s Knowledge, threatened against the Company before the U.S. Equal Employment Opportunity Commission or any federal, foreign, state or local court or agency or arbitrator relating to any labor, safety or employment matters. Except as set forth in Section 3.20(a) of the Company Disclosure Schedule, since January 1, 2022, the Company has not effectuated a “plant closing,” “termination,” “relocation,” or “mass layoff” as those terms are defined in the Worker Adjustment and Retraining Notification (“WARN”) Act and similar Laws. None of the Company’s employment policies or practices is currently being audited or, to the Company’s Knowledge, investigated by any Governmental Entity.

(b) The Company is not a party to any collective bargaining agreement or other labor union contract, nor is any such contract being negotiated by the Company. None of the Company’s employees or Contract Workers are represented by a labor union or labor organization and to the Company’s Knowledge, there are no organizing, election or other activities pending or threatened by or on behalf of any union, works council, employee representative or other labor organization or group of employees with respect to any employees or Contract Workers. There is no union, works council, employee representative or other labor organization, which, pursuant to applicable Law, must be notified or consulted or with which negotiations need to be conducted in connection with the transactions contemplated by this Agreement. The Company is not engaged in any unfair labor practice and there are no, and within the past three (3) years there have been no (i) material unfair labor practice charge or complaint pending against the Company or, to the Company’s Knowledge, threatened against the Company before the National Labor Relations Board; (ii) strike, labor dispute, slow down or work stoppage pending against the Company or, to the Company’s Knowledge, has been threatened against the Company; and (iii) Litigation or controversies with respect to Employment Laws matters (including, relating to or asserting allegations of employment discrimination, harassment, retaliation, misclassification, wage and/or hour violations or unfair labor practices) existing, pending or, to the Company’s Knowledge, threatened against or involving the Company in any judicial, regulatory or administrative forum, or under any private dispute resolution procedure by any of their respective current and former employees or Contract Workers. The Company is not party to, or otherwise bound by, any consent decree with, or citation or other Order by, any Governmental Entities relating to its employees or employment practices. To the Company’s Knowledge, neither the Company and its Affiliates, nor any of their respective employees, officers, contractors or directors has entered into an unlawful agreement or understanding with any competitor regarding wage fixing or employee poaching, including but not limited to an agreement or understanding to fix the compensation or benefits paid to employees or establish “no-poach” restrictions for services.

(c) The Company has provided to Parent a true, complete and accurate list of each current employee or Contract Worker of the Company by employee number, his or her date(s) of hire, position and title (if any), location, current rate of compensation (including bonuses, commissions and incentive compensation, if any), whether such employee is hourly or salaried, whether such employee is classified under applicable Employment Laws as exempt or non-exempt for overtime pay, the number of such employee’s accrued sick days and vacation days, leave of absence status and, if so, the date such employee became inactive, the reason for such inactive status and, if applicable, the anticipated date of return to active employment, full-time, part-time, temporary or seasonal employee status, and employee or Contract Worker/non-employee classification.

3.21 Affiliate Transactions.

Except as set forth in Section 3.21 of the Company Disclosure Schedule, no (a) individual who is an officer, director or employee of the Company; (b) Company Holder who owns of record in excess of 5% of the outstanding Capital Stock of the Company on a fully diluted basis; (c) to the Company’s Knowledge, member of the immediate family of each of the individuals referred to in clauses (a) and (b) above, where “immediate family” shall mean such individual’s spouse and minor children living in such individual’s home; or (d) to the Company’s Knowledge, trust or other entity, other than the Company, in which any one of the individuals referred to in clauses (a), (b) and (d) above holds, or in which more than one of such individuals collectively hold, beneficially or otherwise, a material voting, proprietary, equity or other financial interest (i) has any direct or indirect interest in any material asset used in the business of the Company as currently conducted or currently planned to be conducted; (ii) is indebted for any material amount to the Company other than travel advances in the ordinary course of business; (iii) has entered into, or has had any direct or indirect financial interest in, any Material Contract entered into by the Company; and (iv) has any claim, cause of action or other Liability to or by the Company, in each case, other than pursuant to any agreement relating to the employment of any employee or Contract Worker of the Company, the indemnification of any director or officer of the Company, any Benefit Plan, any travel advances in the ordinary course of business, or any agreement set forth in Section 3.21 of the Company Disclosure Schedule.

3.22 Disclosure Controls and Procedures. The Company has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting, including policies and procedures that (a) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the material transactions and dispositions of the assets of the Company, (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the Company’s financial statements in accordance with GAAP, and (c) ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal control over financial reporting in compliance with the requirements of Section 404 of SOX for the fiscal year ended December 31, 2024, and, except as set forth in the Company SEC Documents filed prior to the date of this Agreement, that assessment concluded that those controls were effective. Since January 1, 2022, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. Since January 1, 2022, the Company has not received any material complaints through the Company’s whistleblower hotline or equivalent system for receipt of employee concerns regarding possible violations of applicable Law. The Company’s principal executive officer and its principal financial officer have disclosed, based on their most recent evaluation, to the Company’s auditors and the audit committee of the Company Board (x) all significant deficiencies in the design or operation of internal controls which could adversely affect the Company’s ability to record, process, summarize and report financial data and have identified for the Company’s auditors any material weaknesses in internal controls and (y) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls. The Company is, and since January 1, 2022, has been, in compliance in all material respects with (i) the provisions of SOX and (ii) the rules and regulations of Nasdaq, in each case, that are applicable to the Company.

3.23 Distributors; Suppliers.

(a) Section 3.23 of the Company Disclosure Schedule sets forth a list of the ten largest distributors and ten largest suppliers of the Company, as measured by the dollar amount of purchases, or sales, as applicable, therefrom, during the 12 months ended December 31, 2024, showing the approximate total purchases and sales, as applicable, by the Company from each such supplier and to each such distributor, as applicable, during such period.

(b) Since the Balance Sheet Date and prior to the date hereof, (i) no distributor or supplier listed on Section 3.23 of the Company Disclosure Schedule has terminated its relationship with the Company or materially reduced or changed the pricing or other terms of its business with the Company and (ii) no distributor or supplier listed on Section 3.23 of the Company Disclosure Schedule has notified the Company that it intends to terminate or materially reduce or change the pricing or other terms of its business with the Company.

3.24 Product Warranty; Product Liability. The Company has no material Liability arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product designed, manufactured, assembled, repaired, maintained, delivered, distributed, sold or installed, or services rendered, by or on behalf of the Company. The Company has not committed any act or failed to commit any act, which would result in, and there has been no occurrence which would give rise to or form the basis of, any material product Liability or material Liability for breach of warranty (whether covered by insurance or not) on the part of the Company with respect to products designed, manufactured, assembled, repaired, maintained, delivered, distributed, sold or installed or services rendered by or on behalf of the Company. Each product designed, manufactured, assembled, repaired, maintained, delivered, distributed, sold or installed, and all services rendered, by or on behalf of the Company have been in conformity in all material respects with all applicable commitments and warranties as set forth in the Company’s contracts. Except as set forth in Section 3.24 of the Company Disclosure Schedule, the Company has not designed, manufactured, assembled, repaired, maintained, delivered, distributed, sold or installed any product, or rendered services, that included a warranty for a period of longer than two years.

3.25 Medical Products.

(a) Since January 1, 2022, the Company has been in material compliance with all applicable Healthcare Laws. No event has occurred, and no condition exists, that would reasonably be expected to (with or without notice or lapse of time) constitute or result directly or indirectly in a material violation of any Healthcare Law by the Company. Except as set forth on Section 3.25(a) of the Company Disclosure Schedule, since January 1, 2022, the Company has not received any written notice of any actual or threatened proceeding, investigation, inspection, audit, 483 Form, warning letter, or other written notice from a Governmental Entity alleging any material violation of, or any obligation to take material remedial action under Healthcare Laws or Governmental Entity Orders thereunder. Specifically, with respect to each product subject to the FDCA or similar Laws in any non-United States jurisdiction that is researched, developed, manufactured, tested, distributed, sold and/or marketed by or on behalf of the Company (each, a “Medical Product”), since January 1, 2022, the activities carried out by the Company with respect to the Medical Products, and the Medical Products themselves, have been and remain in material compliance with the requirements of the FDCA and all similar applicable Laws regulating the research, development, manufacturing, testing, distribution, sale, marketing, and reimbursement of similar products.

(b) At all times during the past five years, the activities carried out by the Company with respect to the Medical Products have been and remain in compliance in all material respects with ethical codes pertaining to such products, including without limitation the Advanced Medical Technology Association Code of Ethics on Interactions with Healthcare Professionals or substantially similar standards applied in each jurisdiction where the Company markets Medical Products.

(c) The Company has not received any material notice from FDA or any other Governmental Entity alleging that the Company or its employees or agents is or may be in violation of the FDCA or similar applicable Laws regulating the research, development, manufacturing, testing, distribution, sale, marketing, and reimbursement of any Medical Product, and no Governmental Entity, including but not limited to FDA, has expressed any concern regarding any Medical Product under development and its ability to ultimately comply with Healthcare Laws including but not limited to the FDCA.

(d) All manufacturing operations relating to the Medical Products conducted by or on behalf of the Company are being, and have been, carried out in material compliance with applicable FDA, International Standards Organization, and similar applicable Laws relating to quality system regulation and current Good Manufacturing Practices.

(e) All human clinical studies conducted by or on behalf of the Company are being, and since January 1, 2022, have been, carried out in material compliance with (i) applicable FDA, International Conference on Harmonization, International Standards Organization, and similar Laws, including those relating to current Good Clinical Practices and clinical study registration and disclosure requirements, and (ii) applicable Laws pertaining to reimbursement from Governmental Entities and third-party payors for items and services furnished to subjects as part of a human clinical study. All preclinical and clinical studies or tests have been conducted in compliance, in all material respects, with standard medical and scientific research procedures and applicable Law (including Healthcare Laws). Since January 1, 2022, the Company has not received written notice from (i) the FDA or (ii) any other Governmental Entity performing functions similar to those performed by the FDA, in each case, with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material adverse modification of such studies or tests.

(f) As of the date hereof, there are no ongoing or completed (since January 1, 2022) proceedings undertaken by FDA or any other applicable Governmental Entity to (i) materially recall, detain, or seize any Medical Product; (ii) enjoin or materially limit the clinical study, manufacturing, distribution, sale, marketing or reimbursement of any Medical Product; or (iii) suspend or withdraw any material Regulatory Approval relating to the manufacturing, distribution, sale, marketing or reimbursement of any Medical Product.

(g) Since January 1, 2022, the Company has not made any false statements of material fact or material omissions to the FDA any other applicable Governmental Entity responsible for regulating the manufacturing, clinical study, distribution, sale, marketing or reimbursement of any Medical Product. The Company is not the subject of any pending or, to the Knowledge of the Company, threatened investigation in respect of its business by the FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” Final Policy set forth in 56 Fed. Reg. 46191 (September 10, 1991) and any amendments thereto.

(h) Neither the Company nor any of its employees is debarred or otherwise prohibited from participating in any government program administered by FDA or any other applicable Governmental Entity responsible for regulating the manufacturing, clinical study, distribution, sale, marketing or reimbursement of a Medical Product or any similar product, nor excluded from participation, or otherwise ineligible to participate, in Medicaid, Medicare or any other Governmental Entity program.

3.26 Anti-Corruption Laws.

(a) Neither the Company nor any of its Affiliates nor, to the Company’s Knowledge, any of their respective Representatives has, in the last five years, directly or indirectly through its Representatives or any Person authorized to act on its behalf (including any distributor, agent, sales intermediary or other Third Party), (i) taken any action in violation of any applicable Anti-Corruption Laws or (ii) offered, paid, promised to pay, or authorized the payment of any money, or offered, given, promised to give, or authorized the giving of anything of value, to any Government Official or to any other Person: (A) for the purpose of (1) improperly influencing any act or decision of any Government Official in their official capacity; (2) inducing any Government Official to do or omit to do any act in violation of their lawful duties; (3) securing any improper advantage; or (4) inducing any Government Official to improperly influence or affect any act or decision of any Governmental Entity; or (B) in a manner which would constitute or have the purpose or effect of public or commercial bribery, acceptance of, or acquiescence in extortion, kickbacks, or other unlawful or improper means of obtaining business or any improper advantage in violation of any Anti-Corruption Law.

(b) To the Company’s Knowledge, there have been no false or fictitious entries made in the books and records of the Company relating to any unlawful offer, payment, promise to pay, or authorization of the payment of any money, or unlawful offer, gift, promise to give, or authorization of the giving of anything of value, including any bribe, kickback or other illegal or improper payment, and neither the Company nor any of its Affiliates has established or maintained a secret or unrecorded fund.

(c) Neither the Company nor any of its controlled Affiliates nor, to the Company’s Knowledge, any of its or their respective directors, officers, employees or other Representatives has been convicted of violating any Anti-Corruption Laws or subjected to any investigation or proceeding by a Governmental Entity for potential corruption, fraud or violation of any applicable Anti-Corruption Laws.

(d) Neither the Company nor any of its controlled Affiliates, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or distributors, Representatives, sales intermediaries or other Third Parties acting on behalf of the Company, has violated any applicable export control Laws, trade or economic sanctions Laws, or anti-boycott Laws of the United States or any other jurisdiction, including: The Arms Export Control Act (22 U.S.C.A. § 2278), the Export Control Reform Act of 2018, the International Traffic in Arms Regulations (22 C.F.R. 120-130), the Export Administration Regulations (15 C.F.R. 730 et seq.), the Office of Foreign Assets Control Regulations (31 C.F.R. Chapter V), the Customs Laws of the United States (19 U.S.C. § 1 et seq.), the International Emergency Economic Powers Act (50 U.S.C. § 1701-1706), the U.S. Commerce Department antiboycott regulations (15 C.F.R. 560), the U.S. Treasury Department antiboycott requirements (26 U.S.C. § 999), any other export control regulations issued by the agencies listed in Part 730 of the Export Administration Regulations, or any applicable non-U.S. Laws of a similar nature. The Company has implemented and maintained internal control systems, and policies reasonably designed to promote compliance with applicable export control, trade, and economic sanctions Laws. The Company has obtained all material export licenses, license exceptions and other consents, notices, waivers, approvals, Orders, permits, authorizations, registrations, declarations, classifications and filings required for the export, import and re-export of their respective products, services, Software, information technology systems and technology. There are no material pending or, to the Company’s Knowledge, threatened Litigation, demand letters, settlements or enforcement actions involving the Company or any of its Affiliates relating to Laws identified in this Section 3.26(d). Neither the Company nor its Affiliates produces, designs, tests, manufactures, fabricates, or develops one or more “critical technologies” as defined in the Defense Production Act of 1950, as amended, 50 U.S.C. § 4565, and the associated CFIUS regulations at 31 C.F.R. Part 800 et seq.

(e) None of the Company, nor any of its controlled Affiliates, nor, to the Company’s Knowledge, any of their respective directors, officers, employees or distributors, Representatives, sales intermediaries or other Third Parties acting on behalf of the Company is a Sanctioned Party or is or has been engaged in any dealings or transactions with, on behalf of, or for the benefit of any Sanctioned Party or in any Sanctioned Jurisdiction.

3.27 Required Votes.

The affirmative vote of the holders of a majority in voting power of the outstanding Capital Stock of the Company entitled to vote on the adoption of this Agreement (the “Company Required Vote”) and the Series A Lead Investor Consent are the only approvals of any class of Capital Stock of the Company required by the DGCL or the certificate of incorporation or the bylaws of the Company to adopt this Agreement and approve the transactions contemplated hereby.

3.28 Brokers.

Except for Wells Fargo Securities, LLC, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company, that is or will be payable by the Company. The Company is solely responsible for the fees and expenses of Wells Fargo Securities, LLC as and to the extent set forth in the engagement letter dated as of March 12, 2025. The Company has previously delivered to Parent true and correct copies of such engagement letter.

3.29 Recommendation of Company Board; Opinion of Financial Advisor.

(a) The Company Board, at a meeting duly called and held, duly adopted resolutions (i) determining that this Agreement and the transactions contemplated hereby are advisable and are fair to, and in the best interests of, the stockholders of the Company, (ii) approving this Agreement and transactions contemplated hereby, (iii) resolving, subject to Section 5.2, to recommend approval and adoption of this Agreement and the Merger and the other transactions contemplated hereby by the stockholders of the Company (the resolutions described in the foregoing clauses (i) through (iii), the “Company Board Recommendation”) and (iv) directing that the adoption of this Agreement and the approval of the Merger and the other transactions contemplated hereby be submitted to the Company’s stockholders for consideration in accordance with this Agreement, which resolutions, as of the date of this Agreement, have not been subsequently rescinded, modified or withdrawn in any way.

(b) The Company Board has received an opinion of Wells Fargo Securities, LLC to the effect that, as of the date of such opinion, and based upon and subject to the various qualifications, assumptions and limitations set forth therein, the Merger Consideration to be received by the holders of Company Common Stock in the Merger is fair, from a financial point of view, to such holders. Promptly following the execution and delivery of this Agreement, the Company will furnish to Parent a true and correct copy of such opinion solely for information purposes on a non-reliance basis.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company as follows:

4.1 Organization; Qualification.

Merger Sub is a corporation and Parent is a limited liability company, in each case, duly organized and validly existing under the laws of the jurisdiction of its respective incorporation and has the requisite corporate or limited liability company power and authority, as applicable, to conduct its business as it is now being conducted and to own, lease and operate its properties and assets in the manner in which its properties and assets are currently operated. Each of Parent and Merger Sub is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the character or location of the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to have a Material Adverse Effect on Parent or Merger Sub.

4.2 Authority Relative to Agreement.

Each of Parent and Merger Sub have all necessary corporate or limited liability company power and authority, as applicable, to execute, deliver and perform their respective obligations under this Agreement and to consummate the transactions contemplated by this Agreement (including execution, delivery and performance of the CVR Agreement). The execution, delivery and performance of this Agreement by Parent and Merger Sub, and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement (including execution, delivery and performance of the CVR Agreement), have been duly and validly authorized by all necessary corporate or limited liability company action, as applicable, by Parent and Merger Sub, and (in the case of the Merger, except for the filing of the Certificate of Merger with the Delaware Secretary of State) no other corporate action or proceeding on the part of Parent or Merger Sub is necessary to authorize the execution, delivery and performance of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement (including execution, delivery and performance of the CVR Agreement). This Agreement has been duly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery of this Agreement by the Company, constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, except that (a) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights and remedies generally and (b) the remedies of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any Litigation therefor may be brought. The CVR Agreement, when executed and delivered, will be duly and validly executed and delivered by Parent and, assuming the due authorization, execution and delivery by the Rights Agent, will constitute a legal, valid and binding agreement of Parent, enforceable against Parent in accordance with its terms.

4.3 No Conflict; Required Filings and Consents.

(a) Neither the execution and delivery of this Agreement by Parent and Merger Sub nor the consummation by Parent and Merger Sub of the transactions contemplated by this Agreement, nor compliance by Parent and Merger Sub with any of the terms or provisions of this Agreement, will (i) violate any provision of Parent Organizational Documents, (ii) assuming that the consents, registrations, declarations, filings and notices referenced in Section 4.3(b) have been obtained or made, conflict with or violate any Law applicable to Parent or Merger Sub or by which any property or asset of Parent or Merger Sub is bound or affected or (iii) violate, conflict with or result in any breach of any provision of, or loss of any benefit, or constitute a default (with or without notice or lapse of time, or both) under, give rise to any right of termination, acceleration or cancelation of or require the consent of, notice to or filing with any third Person pursuant to any of the terms or provisions of any contract to which Parent or Merger Sub is a party or by which any property or asset of Parent or Merger Sub is bound, or result in the creation of a Lien, other than any Permitted Lien, upon any of the property or assets of Parent or Merger Sub, other than, in the case of clauses (ii) and (iii), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.

(b) No consent of, registration, declaration or filing with or notice to any Governmental Entity is required to be obtained or made by or with respect to Parent or Merger Sub in connection with the execution, delivery and performance of this Agreement or the consummation of the transactions contemplated by this Agreement, other than (i) applicable requirements of and filings with the SEC under the Exchange Act or the Securities Act, (ii) the filing of the Certificate of Merger with the Delaware Secretary of State, (iii) applicable requirements under foreign qualification, state securities or “blue sky” laws of various states, (iv) compliance with applicable rules and regulations of the New York Stock Exchange, (v) any applicable CFIUS Notice or CFIUS Clearance (vi) such other items required solely by reason of the participation and identity of the Company in the transactions contemplated by this Agreement, (vii) compliance with and filings or notifications under Competition Laws and (viii) such other consents, registrations, declarations, filings or notices the failure of which to be obtained or made would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.

4.4 Litigation.

As of the date of this Agreement, (a) there is no Litigation pending or, to the Knowledge of Parent, threatened against Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries, and (b) there is no Order outstanding against, or involving, Parent or any of its Subsidiaries or any asset or property of Parent or any of its Subsidiaries that, in each case of clauses (a) and (b), would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on Parent or Merger Sub.

4.5 Brokers.

No investment banker, broker, finder or other intermediary other than Lazard Frères & Co. LLC, the fees and expenses of which will be paid by Parent, is entitled to any investment banking, brokerage, finder’s or similar fee or commission in connection with this Agreement or the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

4.6 Sufficient Funds.

Parent has or will have, as of the Effective Time, sufficient cash to consummate the Merger and the other transactions contemplated by this Agreement that require payment in connection with the Closing. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or Merger Sub’s ability to obtain financing for the Merger and the other transactions contemplated by this Agreement.

4.7 Merger Sub.

All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned by Parent. Merger Sub has not engaged in any business activities or conducted any operations other than in connection with the transactions contemplated by this Agreement and those incident to Merger Sub’s formation and has no, and prior to the Effective Time will have no, assets, liabilities or obligations of any nature other than in connection with the Merger and the other transactions contemplated by this Agreement.

4.8 No Interested Stockholder.

Neither Parent nor any of its Subsidiaries nor any “affiliate” or “associate” (as each such term is defined in Section 203 of the DGCL) of Parent or any of its Subsidiaries, is, or has been at any time during the period commencing on January 1, 2022, through the date hereof, an “interested stockholder” (as such term is defined in Section 203 of the DGCL) of the Company. None of Parent, Merger Sub or any of their controlled Affiliates directly or indirectly beneficially owns, or has at any time during the period commencing on January 1, 2022, directly or indirectly beneficially owned, any Company Common Stock or any rights to acquire or vote any Company Common Stock, other than shares beneficially owned through benefit or pension plans or pursuant to this Agreement.

4.9 Certain Information.

None of the information supplied or to be supplied by Parent or Merger Sub in writing for inclusion or incorporation by reference in the Proxy Statement will, at the date it is first mailed to the stockholders of the Company and at the time of the Company Stockholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they are made, not misleading. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion or incorporation by reference in the Proxy Statement.

4.10 Vote/Approval Required.

No vote or consent of the holders of any class or series of capital stock of Parent is necessary to approve this Agreement or the Merger or the other transactions contemplated hereby. The vote or consent of Parent as the sole stockholder of Merger Sub (which shall have occurred prior to the Effective Time) is the only vote or consent of the holders of any class or series of capital stock of Merger Sub necessary to approve this Agreement or the Merger or the other transactions contemplated hereby.

4.11 Access to Information.

Each of Parent and Merger Sub acknowledges and agrees that it (a) has had an opportunity to discuss and ask questions regarding the business of the Company with the management of the Company, (b) has had access to the books and records of the Company, the “data room” maintained by the Company for purposes of the transactions contemplated by this Agreement and such other information as it has desired or requested to review and (c) has conducted its own independent investigation of the Company and the transactions contemplated hereby, and has not relied on an representation or warranty by any Person regarding the Company, except as expressly set forth in Article III. Without limiting the foregoing, except for the representations and warranties set forth in Article III of this Agreement or in any certificate delivered in connection with this Agreement, each of Parent and Merger Sub further acknowledges and agrees that none of the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives has made any representation or warranty concerning any estimates, projections, forecasts, business plans or other forward-looking information regarding the Company or its businesses and operations. Each of Parent and Merger Sub hereby acknowledges that there are uncertainties inherent in attempting to develop such estimates, projections, forecasts, business plans and other forward-looking information with which Parent and Merger Sub are familiar, that Parent and Merger Sub are taking full responsibility for making their own evaluation of the adequacy and accuracy of all estimates, projections, forecasts, business plans and other forward-looking information furnished to them (including the reasonableness of the assumptions underlying such estimates, projections, forecasts, business plans and other forward-looking information), and that Parent and Merger Sub will have no claim against the Company or any of its stockholders, directors, officers, employees, Affiliates, advisors, agents or other Representatives with respect thereto, except in the case of fraud.

4.12 Acknowledgement.

Neither Parent nor Merger Sub is relying and neither Parent nor Merger Sub has relied on any representations or warranties whatsoever regarding the transactions contemplated hereby and by the other Transaction Documents or the subject matter of this Agreement, express or implied, except for the representations and warranties in Article III, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the transactions contemplated hereby and by the other Transaction Documents and each of Parent and Merger Sub understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.

ARTICLE V

COVENANTS

5.1 Interim Operations of the Company.

The Company covenants and agrees that during the period from the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, except as (i) expressly contemplated or permitted by this Agreement, (ii) set forth in Section 5.1 of the Company Disclosure Schedule, (iii) required by applicable Law, (iv) with respect to clauses (b)(iii), (b)(iv) and (b)(v), provided or required pursuant to the terms of any Benefit Plan in effect as of the date hereof (or any plan, program, agreement or policy that would be a Benefit Plan if it were in existence on the date hereof that is established in compliance with this Agreement), or (v) agreed to in writing by Parent (which consent shall not be unreasonably withheld, conditioned or delayed):

(a) the Company shall use commercially reasonable efforts to operate its business in the ordinary course consistent with past practice. The Company shall use its commercially reasonable efforts to preserve its business organization and goodwill and maintain existing relations with customers, suppliers, officer, employees and creditors; provided, however, that no action by the Company with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action constitutes a breach of such provision of Section 5.1(b);

(b) the Company shall not:

(i) (A) enter into any new line of business, (B) except as required on an emergency basis, incur or commit to any capital expenditures, or any obligations or liabilities in connection with any capital expenditures, other than capital expenditures and obligations or liabilities incurred or committed to in an amount not greater in the aggregate than, and during the same time period set forth in, the Company’s capital budget set forth in Section 5.1(b) of the Company Disclosure Schedule, or (C) expend any cash other than such cash expenditures in the ordinary course of business consistent with past practice;

(ii) amend its certificate of incorporation or bylaws or similar organizational documents, except as contemplated by the transactions contemplated hereby;

(iii) declare, set aside or pay any distributions in respect of its equity securities, or split, combine or reclassify any of its equity securities or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for any of its equity securities, or purchase, redeem or otherwise acquire, directly or indirectly, any of its equity securities (other than issuances of Company Equity Awards in the ordinary course of business or issuances of Company Common Stock pursuant to Company Equity Awards or the Company ESPP as permitted by this Agreement and other than pursuant to the vesting, settlement, or forfeiture of Company Equity Awards or the satisfaction by any holder of Company Equity Awards or the exercise price and/or tax withholding with respect to any Company Equity Award in accordance with the Company Plans);

(iv) (A) adjust, split, combine or reclassify any Capital Stock or issue, grant, sell, transfer, pledge, dispose of or encumber any additional shares of, or securities convertible into or exchangeable for, or options, warrants, calls, commitments or rights of any kind to acquire, any shares of Capital Stock or other equity interest of any class or of any other such securities or agreements of the Company, other than issuances of Company Equity Awards in the ordinary course of business or issuances of Company Common Stock pursuant to Company Equity Awards or the Company ESPP as permitted by this Agreement or other securities, options, warrants, calls, commitments or rights issued and in effect as of the date of this Agreement or issued after the date hereof in compliance with this Agreement; or (B) redeem, purchase or otherwise acquire directly or indirectly any of its Capital Stock or any other securities or agreements of the type described in clause (A) of this Section 5.1(b)(iv) (other than pursuant to the vesting, settlement, or forfeiture of Company Equity Awards or the satisfaction by any holder of Company Equity Awards or the exercise price and/or tax withholding with respect to any Company Equity Award in accordance with the Company Plans);

(v) (A) other than in the ordinary course of business, grant any increase in the compensation or benefits payable or to become payable by the Company to any current or former officer, employee, service provider, or director; (B) other than in the ordinary course of business, adopt, enter into, amend or otherwise increase, or accelerate the payment or vesting of the amounts, benefits or rights payable or accrued or to become payable or accrued under or terminate any Company Plan (or any plan, program, or agreement that would be a Company Plan if in effect on the date hereof); (C) other than in the ordinary course of business, grant or increase any severance, retention, change in control, termination or similar pay or benefit to any current or former officer, director or employee of the Company; (D) other than in the ordinary course of business, grant any stock options, restricted stock awards, restricted stock units, performance units, or other equity-based awards; (E) promote, hire or terminate (other than for cause) any employee with annual base compensation in excess of $200,000 (other than to replace any employee of the Company who has resigned or been terminated from a position); or (F) waive the restrictive covenant obligations of any employee of the Company.

(vi) (A) change any material method of accounting principles, practices or methods (including with respect to Taxes) or systems of internal accounting controls in effect as of the date of this Agreement or (B) adopt or change any taxable or fiscal year or period, except in each case as required by GAAP or applicable Laws (or as required to conform to any changes in statutory or regulatory accounting rules (including GAAP or regulatory requirements with respect thereto)) and as concurred to by the independent auditors of the Company;

(vii) acquire by merging or consolidating, by purchasing an equity interest in or by purchasing of the assets of, or by any other manner, any Person or other business organization, division or business of such Person;

(viii) sell, lease, exchange, transfer or otherwise dispose of, or agree to sell, lease, exchange, transfer or otherwise dispose of, any of the assets that are material to the Company, other than (A) sales of inventory or equipment under lease in the ordinary course of business or otherwise or sales of or disposals of obsolete or worthless assets, or (B) pursuant to contracts of the Company in effect on the date hereof;

(ix) mortgage, pledge, hypothecate, grant any security interest in, or otherwise subject to any other Lien other than Permitted Liens, any of the assets that are material to the Company, other than (A) sales or leases of inventory in the ordinary course of business or otherwise or sales of or disposals of obsolete or worthless assets, or (B) pursuant to contracts of the Company in effect on the date hereof;

(x) (A) pay, discharge or satisfy any material claims (including claims of equityholders), action, proceeding (including any state or federal regulatory proceeding), liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise) where such payment, discharge or satisfaction would require any payment in excess of $300,000, other than the payment of any final, nonappealable judgment, or (B) compromise, settle, or grant any waiver or release relating to any Litigation, other than the settlement or compromise of any Litigation claim where the amount paid or to be paid, together with the aggregate of all other amounts paid or to be paid in all other settlements or compromises of all other Litigation claims (whether in the same or any other matter or with any other party), does not exceed $300,000 in the aggregate and does not involve any non-monetary relief;

(xi) engage in any transaction with (except pursuant to agreements in effect at the time of this Agreement), or enter into any agreement, arrangement, or understanding with, directly or indirectly, any of the Company’s affiliates or any Person that holds or owns five percent (5%) or more of the shares of the Company’s capital stock (or any affiliate of any such Person), other than reimbursements of directors and employees in the ordinary course;

(xii) (A) make (other than in the ordinary course of business), change, rescind or revoke any material Tax election; (B) amend any U.S. federal or state income Tax Return or other material Tax Return, (C) settle, compromise or enter into any settlement or closing agreement related to any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes that would require any payment in excess of $300,000; (D) agree to an extension or waiver of any statute of limitations with respect to the assessment or collection of any material Taxes (excluding automatic extensions of time to file Tax Returns obtained in the ordinary course of business); or (E) make, seek or submit any application for a voluntary disclosure or voluntary disclosure agreement with respect to any material Taxes or material Tax Returns.

(xiii) adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company (other than the Merger or pursuant to Section 5.1(b)(vii)) or any agreement related to an Acquisition Proposal, except as provided for in Section 5.2;

(xiv) (A) incur, assume or guarantee any indebtedness for borrowed money other than indebtedness incurred in the ordinary course of business consistent with past practice, and does not result in the aggregate principal amount outstanding thereunder at any time exceeding $300,000; (B) modify, amend, repurchase, redeem, repay or otherwise acquire or retire any bonds, debentures, notes or other material indebtedness or other liability other than repayments of indebtedness or other liabilities at stated maturity; (C) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other Person, except in the ordinary course of business and consistent with past practice and in no event exceeding $300,000 in the aggregate; (D) make any loans, advances or capital contributions to, or investments in, any other Person; (E) enter into a swap, futures or derivatives transaction except hedging activities in the ordinary course of business consistent with past practice; or (F) prepay any Material Contracts;

(xv) enter into any agreement, understanding or commitment that (A) contains a non-compete or similar type of provision that, following the Closing, by virtue of the Merger, would by its terms materially restrict the ability of Parent or Merger Sub or any of their Subsidiaries to compete in any line of business or with any Person or in any geographic area during any period of time after the Effective Time, (B) imposes any material restriction on the right or ability of the Company to compete with any other person or acquire or dispose of the securities of another person or (C) contains an exclusivity or “most favored nation” clause that restricts the business of the Company in a material manner;

(xvi) enter into any contract, agreement or arrangement that would be a Material Contract other than in the ordinary course of business;

(xvii) modify or amend in any material respect or to terminate any Material Contract to which it is a party (other than expirations of any such Material Contract in accordance with its terms), or waive in any material respect or assign any of its material rights or claims under any such Material Contract, in each case, other than in the ordinary course of business;

(xviii) unless required by Law, (i) modify, extend, or enter into any labor agreement or collective bargaining agreement or (ii) recognize or certify any labor union or labor organization as the collective bargaining representative for any employees of the Company; or

(xix) effectuate a “plant closing,” “termination,” “relocation,” or “mass layoff” as those terms are defined in the WARN Act and similar Laws; or

(xx) enter into an agreement, contract, commitment or arrangement to do any of the foregoing; and

(c) the Company shall use commercially reasonable efforts to maintain insurance with financially responsible insurance companies in such amounts and against such risks and losses as are now carried by the Company; and

(d) the Company shall use reasonable best efforts to (i) keep in full force and effect any material Company Permit required by any Governmental Entity for the continuing operation of its business, and (ii) file on a timely basis all material notices, reports, returns and other filings required to be filed with or reported to any Governmental Entity, as well as all applications and other documents necessary to maintain, renew or extend any material Company Permit required by any Governmental Entity for the continuing operation of its business.

5.2 Acquisition Proposals.

(a) The Company agrees that, except as expressly permitted in this Section 5.2, the Company shall not, and shall use its commercially reasonable efforts to cause its officers, directors, employees, investment bankers, attorneys, accountants, financial advisors, controlled Affiliates, authorized agents and other authorized representatives (the “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate (including by way of furnishing non-public information), or take any other action designed to lead to, any inquiries or the making or submission of any proposal that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) participate or engage in discussions or negotiations with, or disclose any non-public information or data relating to the Company or afford access to the properties, books or records of the Company to any Person that has made an Acquisition Proposal or to any Person for the purpose of soliciting or knowingly encouraging or facilitating an Acquisition Proposal (except to notify any Person of the provisions of this Section 5.2), (iii) accept an Acquisition Proposal or enter into any agreement (other than an Acceptable Confidentiality Agreement in circumstances contemplated in the next sentence), including any letter of intent or agreement in principle, providing for or relating to an Acquisition Proposal or enter into any agreement, including any letter of intent or agreement in principle, that would require, or would have the effect of causing, the Company to abandon, terminate or fail to consummate the Merger or the other transactions contemplated by this Agreement, (iv) amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Company (except to the extent necessary to comply with fiduciary duties under applicable Law), or (v) resolve to do any of the foregoing. Any intentional violation of this Section 5.2 (including the foregoing restrictions) by any Representatives of the Company acting as such at the direction of the Company, shall be deemed to be a breach of this Agreement by the Company. Notwithstanding anything to the contrary in this Agreement, the Company and the Company Board may take any actions described in clause (ii) of this Section 5.2(a) with respect to a third party if at any time prior to obtaining the Company Required Vote (A) the Company receives an unsolicited written Acquisition Proposal from such third party that the Company

Board believes in good faith is bona fide, (B) the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such proposal constitutes, or is reasonably likely to result in, a Superior Proposal, and (C) the Company Board determines in good faith, after consultation with its outside counsel, that the failure to participate in such negotiations or discussions or to furnish such information or data to such third party would be inconsistent with its fiduciary duties under applicable Law, provided that (1) such Acquisition Proposal was received after the date of this Agreement, such Acquisition Proposal was not initiated, solicited, encouraged or facilitated in violation of this Section 5.2(a) and such Acquisition Proposal has not been withdrawn, (2) the Company provides to Parent the notice required by Section 5.2(c)(iii) with respect to such Acquisition Proposal, (3) prior to or substantially concurrently with providing or making available to such other Person any non-public information about the Company that was not previously provided or made available to Parent, the Company will provide such non-public information to Parent, and (4) the Company shall not deliver any information to such third party without entering into a confidentiality agreement (an “Acceptable Confidentiality Agreement”) on terms no less favorable to the Company than the Confidentiality Agreement (it being understood that the Company may enter into a confidentiality agreement without a standstill provision), a copy of which shall be promptly provided or made available to Parent. Furthermore, notwithstanding anything to the contrary contained in this Agreement, the Company and its Representatives may (y) participate in discussions in order to seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal constitutes or is reasonably likely to lead to a Superior Proposal and (z) inform a Person that has made or is considering making an Acquisition Proposal of the provisions of this Section 5.2. Nothing contained in this Section 5.2 shall prohibit the Company or the Company Board from taking and disclosing to the Company’s stockholders a position with respect to an Acquisition Proposal pursuant to Rule 14d-9 and 14e-2(a) promulgated under the Exchange Act or from making any similar disclosure, in either case to the extent required by applicable Law.

(b) Except as otherwise provided in Section 5.2(c), neither the Company Board nor any committee thereof shall directly or indirectly (i) (A) withhold, withdraw, modify, qualify or fail to make, or publicly propose to withhold, withdraw, modify, qualify or fail to make, in any manner adverse to Parent, the approval, recommendation or declaration of advisability by the Company Board or any such committee thereof of this Agreement, the Merger or the other transactions contemplated by this Agreement, or (B) publicly recommend, adopt or approve, or propose publicly to recommend, adopt or approve, any Acquisition Proposal, (ii) approve or recommend, or publicly propose to approve or recommend, or allow the Company to execute or enter into, any agreement, including any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar agreement, arrangement or understanding, (A) constituting or related to, or that is intended to or could reasonably be expected to lead to, any Acquisition Proposal (other than an Acceptable Confidentiality Agreement permitted pursuant to Section 5.2(a)) (each an “Acquisition Agreement”) or (B) requiring it to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (iii) approve any transaction under, or any third party becoming an “interested stockholder” under, Section 203 of the DGCL, or (iv) resolve, propose, agree or publicly announce an intention to do any of the foregoing (any action described in this Section 5.2(b) being referred to as an “Adverse Recommendation Change”). For the avoidance of doubt, a public statement that merely describes the Company’s receipt of an Acquisition Proposal and the operation of this Agreement with respect thereto shall not be deemed an Adverse Recommendation Change.

(c) If the Company (A) receives an Acquisition Proposal that the Company Board believes in good faith is bona fide and such Acquisition Proposal was not initiated, solicited, encouraged or facilitated in violation of Section 5.2(a) or (B) an Intervening Event occurs, and in connection with clause (A) or clause (B), the Company Board (x) after consultation with its financial advisors and outside legal counsel, concludes that such Acquisition Proposal constitutes a Superior Proposal and (y) following consultation with outside legal counsel, determines that the failure of the Company Board to make an Adverse Recommendation Change would be inconsistent with its fiduciary duties under applicable Law, then the Company Board may at any time prior to obtaining the Company Required Vote, effect an Adverse Recommendation Change; provided, however, that the Company Board may not take such action pursuant to the foregoing unless:

(i) the Company has provided prior notice (which notice must state that the Company Board has made the determinations described in, and in accordance with, the foregoing clauses (x) and (y) of Section 5.2(c)) to Parent specifying in reasonable detail the reasons for such action and the facts and circumstances that render such action necessary (including, without limitation, a description of the material terms of such Superior Proposal, identifying the Person or group making such Superior Proposal and delivering to Parent a copy of the proposed definitive agreement providing for such Superior Proposal in the form to be entered into and any other relevant proposed transaction agreements, or a detailed written description of such Intervening Event) at least four (4) Business Days in advance of its intention to take such action with respect to an Adverse Recommendation Change or terminate this Agreement pursuant to Section 7.1(d)(ii) (the period inclusive of all such days, the “Section 5.2(c) Notice Period”) (it being understood and agreed that any material amendment to the financial terms of a Superior Proposal (including any change to the amount or form of consideration payable) or other material revision to the material terms or condition of such Superior Proposal, or any material development with respect to the Intervening Event, shall require a new notice pursuant to this Section 5.2(c) and a new Section 5.2(c) Notice Period, except that such new Section 5.2(c) Notice Period in connection with any amendment shall be for three (3) Business Days from the time Parent receives such notice (as opposed to four (4) Business Days));

(ii) during the Section 5.2(c) Notice Period, the Company has negotiated with Parent in good faith (to the extent Parent desires to negotiate) to make such adjustments to the terms and conditions of this Agreement as would not permit the Company Board to make an Adverse Recommendation Change pursuant to this Section 5.2(c) or terminate this Agreement pursuant to Section 7.1(d)(ii); and

(iii) at the end of the Section 5.2(c) Notice Period, the Company Board again concludes in good faith, after consultation with its financial advisors and outside legal counsel, and taking into account any adjustment or modification to the terms and conditions of this Agreement proposed by Parent, that (A) with respect to a Superior Proposal, such Acquisition Proposal continues to constitute a Superior Proposal and that the failure of the Company Board to effect an Adverse Recommendation Change with respect to such Superior Proposal would be inconsistent with its fiduciary duties under applicable Law or (B) with respect to an Intervening Event, that the failure of the Company Board to effect an Adverse Recommendation Change with respect to such Intervening Event would be inconsistent with its fiduciary duties under applicable Law.

(d) The Company agrees that in addition to the obligations of the Company set forth in paragraphs (a) and (b) of this Section 5.2, as promptly as practicable after receipt thereof (but in no event more than the later of 24 hours after the Company’s receipt thereof), the Company shall advise Parent in writing of any Acquisition Proposal received from any Person, or any request for information or inquiry, discussions or negotiations with respect to any Acquisition Proposal, and the terms and conditions of such request, Acquisition Proposal, inquiry, discussions or negotiations, and the Company shall promptly provide to Parent copies of any written materials received by the Company in connection with any of the foregoing, and the identity of the Person or group making any such request, Acquisition Proposal or inquiry or with whom any discussions or negotiations are taking place. The Company agrees that it shall substantially concurrently (and no later than one (1) Business Day) provide or make available to Parent any material non-public information concerning the Company provided to any other Person or group in connection with any Acquisition Proposal which was not previously provided to Parent. The Company shall keep Parent reasonably informed on a prompt basis of the status of any Acquisition Proposal (including the identity of the parties and price involved and any changes to any terms and conditions thereof). Except to the extent required by applicable Law, the Company agrees not to release any third party from, or waive any provisions of, any confidentiality or standstill agreement to which the Company is a party (except to the extent necessary to comply with fiduciary duties under applicable Law) and will use its best efforts to enforce any such agreement at the request of or on behalf of Parent, including initiating and prosecuting litigation seeking appropriate equitable relief (where available) and, to the extent applicable, damages. For the avoidance of doubt, all information provided to Parent pursuant to this Section 5.2(d) will be subject to the terms of the Confidentiality Agreement.

(e) The Company will and will cause its Representatives to, immediately cease and cause to be terminated any discussions or negotiations, if any, with any Person (other than Parent, Merger Sub and Parent’s Representatives) conducted on or prior to the date of this Agreement with respect to any Acquisition Proposal (which, for this purpose, need not have been an unsolicited proposal) and shall promptly request that each Person (other than Parent, Merger Sub and Parent’s Representatives) that executed a confidentiality agreement with the Company with respect to any Acquisition Proposal on or prior to the date of this Agreement and is in possession of confidential information about the Company, return or destroy all such confidential information in accordance with the terms of the confidentiality agreement with such Person.

(f) For purposes of this Agreement, “Acquisition Proposal” shall mean any proposal, whether or not in writing, for the (i) direct or indirect acquisition or purchase of a business or assets that (in the aggregate) constitutes 20% or more of the net revenues, net income or the assets (based on the fair market value thereof) of the Company, (ii) direct or indirect acquisition or purchase of 20% or more of any class of Capital Stock of the Company, or (iii) merger, consolidation, restructuring, transfer of assets or other business combination, sale of shares of Capital Stock, partnership or other equity interest, tender offer, exchange offer, recapitalization, stock repurchase program or other similar transaction or series of transactions that if consummated would result in any Person or Persons beneficially owning 20% or more of any class of Capital Stock of, or any partnership or other equity interest in, the Company, other than the transactions contemplated by this Agreement. The term “Superior Proposal” shall mean a bona fide written Acquisition Proposal (except the references therein to “20% or more” shall be replaced by “more than 50%”), made by a Third Party which, in the good faith judgment of the Company Board (after consultation with its financial advisors and outside legal counsel), taking into account such factors as the Company Board considers in good faith to be appropriate (including the conditionality, timing and likelihood of consummation of, and the Person or group making, such proposals), (a) is reasonably likely to be consummated in accordance with its terms and (b) if consummated, would result in a transaction that is more favorable from a financial point of view to the Company’s stockholders than the Merger, taking into account all financial terms and conditions of such transaction. The term “Intervening Event” shall mean any change, occurrence, effect, event, circumstance or development that (i) was not known to the Company Board prior to the date of this Agreement or, if known, the material consequences of which were not reasonably foreseeable by the Company Board as of the date of this Agreement and (ii) does not relate to any of the following: (A) an Acquisition Proposal, (B) changes in the Company Common Stock price, in and of itself, or (C) the fact that, in and of itself, the Company exceeds any internal or published projections, estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, in and of itself.

5.3 Access to Information and Properties.

(a) Upon reasonable notice and subject to applicable Laws relating to the exchange of information, the Company shall (i) afford to the authorized Representatives of Parent reasonable access, during normal business hours during the period commencing on the date of this Agreement and continuing until the earlier to occur of the termination of this Agreement pursuant to Article VII and the Effective Time, to all of its properties, contracts, books, commitments, records, data and personnel and, (ii) during such period, make available to Parent all information concerning its business, properties and personnel as Parent may reasonably request and, in each case of clauses (i) and (ii), for any reasonable business purpose related to the consummation of the transactions contemplated by this Agreement and (iii) provide a copy of each report, schedule, registration statement and other document filed, published, announced or received by it in connection with the transactions contemplated by this Agreement during such period pursuant to the requirements of applicable Laws (including pursuant to the HSR Act, the Securities Act, the Exchange Act and the rules of any Governmental Entity thereunder), as applicable, including all information necessary to prepare the Proxy Statement; provided, however, that the Company may restrict or otherwise prohibit access to any documents or information to the extent that (A) any applicable Law requires the Company to restrict or otherwise prohibit access to such documents or information, (B) granting access to such documents or information would jeopardize any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information or (C) such documents or information relate to the evaluation or negotiation of this Agreement, the transactions contemplated hereby or, subject to Section 5.2, an Acquisition Proposal or Superior Proposal. If the restrictions of the proviso of the preceding sentence apply, the Company and Parent shall cooperate in seeking to find a way to allow disclosure of such information (including by entering into a joint-defense or similar agreement) to the extent doing so (1) would not (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be reasonably likely to result in the violation of any such contract or Law or be reasonably likely to cause such privilege to be undermined with respect to such information or (2) could reasonably (in the good faith belief of the party being requested to disclose the information (after consultation with counsel, which may be in-house counsel)) be managed through the use of customary “clean-room” arrangements pursuant to which nonemployee Representatives of Parent shall be provided access to such information; provided, further, that the party being requested to disclose the information shall (x) notify the other parties that such disclosures are reasonably likely to violate its obligations under any such contract or Law or are reasonably likely to cause such privilege to be undermined, (y) communicate to the other parties in reasonable detail the facts giving rise to such notification and the subject matter of such information (to the extent it is able to do so in accordance with this Section 5.3(a)) and (z) in the case where such disclosures are reasonably likely to violate its obligations under any contract, use reasonable commercial efforts to seek consent from the applicable third party to any such contract with respect to the disclosures prohibited thereby (to the extent not otherwise expressly prohibited by the terms of such contract).

(b) From the date of this Agreement until the Effective Time, Parent and its authorized Representatives, including engineers, advisors and consultants, lenders and financing sources, upon reasonable notice and in a manner that does not unreasonably interfere with the business of the Company may enter into and upon all or any portion of the real property owned or leased by the Company in order to investigate and assess, as Parent reasonably deems necessary or appropriate, the environmental condition of such real property and the other assets or the businesses of the Company (an “Investigation”). An Investigation may include a Phase I environmental site assessment, or similar investigation and sampling or testing of air, soil, sediments, and/or ground or surface waters at, on or under any real property. The Company shall reasonably cooperate with the other parties (at Parent’s expense) in conducting any such Investigation, facilitating further testing or evaluation as may be reasonably prudent with respect to the Investigation, allow any other party reasonable access to the Company’s business, real property and other assets, together with reasonable permission to conduct any such Investigation, and provide to any other party all material plans, soil or surface or ground water tests or reports, any environmental investigation results, reports or assessments previously or contemporaneously conducted or prepared by or on behalf of the Company or any of its predecessors, and all material information relating to environmental matters regarding the Company’s businesses, real property and other assets that are in the possession of the Company. Parent shall conduct the Investigation in a manner that complies with Environmental Law and shall coordinate with the Company so as to conduct the Investigation in a manner that does not unreasonably interfere with the Company’s operations on the Leased Real Property.

(c) Parent will hold any information contemplated under Section 5.3(a) and/or Section 5.3(b) in accordance with the provisions of the Confidentiality Agreement; provided, however, that each party’s obligations under the Confidentiality Agreement shall terminate on the earlier of (i) the date provided therein or (ii) the Effective Time.

(d) No Investigation by Parent or its respective Representatives shall affect the representations, warranties, covenants or agreements of the other set forth in this Agreement.

5.4 Further Action; Reasonable Efforts.

(a) Subject to the terms and conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary under applicable Laws to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable with any Governmental Entity or other third party all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement; provided, that notwithstanding anything in this Agreement to the contrary, the parties hereto understand and agree that the reasonable best efforts of Parent or Company shall not be deemed to include (x) entering into any settlement, undertaking, consent decree, stipulation or agreement with any Governmental Entity in connection with the transactions contemplated hereby that would limit Parent’s right or ability to exercise any rights of ownership of any securities or business of Parent, the Company, the surviving corporation, or any of their respective affiliates or (y) divesting or otherwise holding separate (including by establishing a trust or otherwise), or taking any other action (or otherwise agreeing to do any of the foregoing) with respect to any of its or the Company’s or any of its Affiliates’ businesses, assets or properties. Each party agrees to make an appropriate filing pursuant to the HSR Act with respect to the transactions contemplated by this Agreement as promptly as practicable and advisable after the date hereof and to supply as promptly as practicable to the appropriate Governmental Entity any additional information and documentary material that may be requested pursuant to the HSR Act. Parent shall pay all filing fees and other charges for the filings required under the HSR Act by the Company and Parent. If a party receives a request for information or documentary material from any Governmental Entity with respect to this Agreement or the transactions contemplated hereby, including but not limited to a Second Request for Information under the HSR Act, then such party shall in good faith make, or cause to be made, as soon as reasonably practicable and after consultation with the other party, a response which is, at a minimum, in substantial compliance with such request. For the avoidance of doubt, in the event either party receives a letter from any Governmental Entity, stating that although the waiting period under the HSR Act applicable to the transactions contemplated by this Agreement will soon expire, the Governmental Entity has not yet completed any purported investigation of the proposed transaction (a “Pre-Consummation Warning Letter”), the parties hereto agree that the receipt by either or both of them of a Pre-Consummation Warning Letter or other verbal or written communications from the Governmental Entity to the same effect shall not be a basis for asserting that any condition to closing under this Agreement has not been satisfied. The provisions of this Section 5.4(a) shall be subject in all respects to the termination rights in Section 7.1(b) of this Agreement.

(b) All analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments, and proposals made by or on behalf of either party before any Governmental Entity or the staff or regulators of any Governmental Entity, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between the Company and Governmental Entities in the ordinary course of business, any disclosure which is not permitted by law or any disclosure containing confidential information) shall be disclosed to the other party hereunder in advance of any filing, submission or attendance, it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such analyses, appearances, meetings, discussions, presentations, memoranda, briefs, filings, arguments and proposals. Each party shall give notice to the other party with respect to any meeting, discussion, appearance or contact with any Governmental Entity or the staff or regulators of any Governmental Entity, and, unless prohibited by the Governmental Entity, provide the other party with the opportunity to attend and participate in such meeting, discussion, appearance or contact. Notwithstanding the foregoing or anything in this Agreement to the contrary, Parent shall, after consulting with the Company and considering in good faith the Company’s views, (i) direct and control all aspects of the parties’ efforts to gain regulatory clearance before any Governmental Entity with respect to the transactions contemplated hereby, including any timing agreements, understandings or commitments entered into with or made to any Governmental Entity, and (ii) take the lead in communicating with regulators and control the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with a Governmental Entity in connection with the transactions contemplated hereby and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, a Governmental Entity with respect thereto.

(c) If Parent is required by law or regulation to file, or Parent and the Company otherwise jointly determine to file, or CFIUS requests that Parent and the Company file, a joint voluntary notice pursuant to the DPA with respect to the transactions contemplated by this Agreement, Parent and the Company shall (i) jointly submit, as promptly as practicable and in accordance with the requirements of the DPA, a draft notice to CFIUS with respect to the transactions contemplated by this Agreement, (ii) jointly submit, as promptly as practicable after receipt of confirmation that CFIUS has no further comment on the draft notice, a notice of the transactions contemplated by this Agreement in accordance with the DPA (the “Formal CFIUS Notice”), (iii) respond fully, appropriately and on a timely basis to any request for information from CFIUS throughout the CFIUS process and in accordance with the DPA and (iv) use (and cause their respective Affiliates to use) their reasonable best efforts to obtain CFIUS Clearance.

(d) The Company shall give Parent the opportunity to participate, subject to a customary joint defense agreement, in, the defense or settlement of any stockholder litigation against the Company or its directors or officers relating to the Merger or any other transactions contemplated hereby; provided, however, that no such settlement shall be agreed to without Parent’s consent.

5.5 Proxy Statement; Stockholders’ Meeting.

(a) The Company shall prepare and file the Proxy Statement in preliminary form with the SEC as promptly as reasonably practicable following the date hereof (and in any event within forty-five (45) days after the date hereof). The Company shall use its reasonable best efforts to respond to any comments of the SEC or its staff and to clear the preliminary Proxy Statement with the SEC as promptly as reasonably practicable after filing. The Company will advise Parent promptly after receipt of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or comments thereon and responses thereto or requests by the SEC or its staff for additional information. The Company will promptly provide Parent with copies of all written correspondence between the Company (or its Representatives) and the SEC (or its staff) regarding the Proxy Statement or the Merger. If the Company (i) does not receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall cause the Proxy Statement to be filed with the SEC in definitive form and to be mailed to the Company’s stockholders as promptly as practicable after the expiration of the ten-day waiting period provided in Rule 14a-6(a) under the Exchange Act, or (ii) does receive comments from the SEC with respect to the preliminary Proxy Statement, the Company shall cause the Proxy Statement to be filed with the SEC in definitive form and to be mailed to the Company’s stockholders as promptly as practicable following clearance by the SEC with respect to such comments. If at any time prior to the Company Stockholders’ Meeting there shall occur any event that is required to be set forth in an amendment or supplement to the Proxy Statement, the Company shall as promptly as reasonably practicable prepare, file with the SEC and mail to its stockholders such an amendment or supplement, in each case as and to the extent required by applicable Law. Notwithstanding anything to the contrary in this Section 5.5, prior to filing or mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC (or its staff) with respect thereto, the Company shall provide Parent an opportunity to review and comment on such document or response (and the Company shall consider in good faith any comments on such document(s) or response reasonably proposed by Parent or its Representatives). The Company shall use its reasonable best efforts to cause the Proxy Statement at the date that it (and any amendment or supplement thereto) is first published, sent, or given to the Company’s stockholders and at the time of the Company Stockholders’ Meeting, to comply as to form in all material respects with the requirements of the Exchange Act and the rules and regulations promulgated thereunder.

(b) Each of Parent and Merger Sub shall promptly furnish the Company with all information about Parent and Merger Sub reasonably requested by the Company and required pursuant to the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the Proxy Statement.

(c) Each of the Company, Parent and Merger Sub agrees to promptly (i) correct any information provided by it specifically for use in the Proxy Statement if and to the extent that such information will have become false or misleading in any material respect and (ii) supplement the information provided by it specifically for use in the Proxy Statement to include any information that will become necessary in order to make the statements in the Proxy Statement, in light of the circumstances under which they were made, not misleading. The Company further agrees to cause the Proxy Statement as so corrected or supplemented promptly to be filed with the SEC and to be disseminated to the Company’s stockholders, in each case as and to the extent required by applicable Law.

(d) The Company, acting through the Company Board, shall, in accordance with its certificate of incorporation and bylaws and with applicable Law, promptly and duly call, give notice of, convene and hold, as soon as practicable following the date on which the definitive Proxy Statement is first mailed to the Company’s stockholders, the Company Stockholders’ Meeting, and shall, except as otherwise provided in Section 5.2(c), (i) recommend adoption of this Agreement, and include in the Proxy Statement such recommendation and (ii) use its reasonable best efforts to solicit and obtain such adoption or approval. Notwithstanding any Adverse Recommendation Change pursuant to Section 5.2(c), unless this Agreement is terminated in accordance with its terms, this Agreement shall be submitted to the stockholders of the Company at the Company Stockholders’ Meeting for the purpose of adopting this Agreement. Once the Company Stockholders’ Meeting has been called and noticed, unless this Agreement is terminated in accordance with its terms, the Company shall not postpone or adjourn the Company Stockholders’ Meeting without the consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) (other than (i) for the absence of a quorum, (ii) to allow reasonable additional time for the filing and mailing of any supplemental or amended disclosure which the Company Board has determined in good faith after consultation with outside counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Company’s stockholders prior to the Company Stockholders’ Meeting, (iii) to allow additional solicitation of votes in order to obtain the Company Required Vote or (iv) to the extent otherwise advised by outside counsel to be necessary to comply with Law). In the event of an Adverse Recommendation Change pursuant to Section 5.2(c), the Company shall submit this Agreement to its stockholders and, provided the Company Board has complied with Section

5.2(c), may do so without a recommendation or with a negative recommendation (although the approval of this Agreement by the Company Board may not be rescinded or amended), in which event the Company Board may, subject to Section 5.2(c), communicate the basis for its lack of a recommendation or negative recommendation to its stockholders in the Proxy Statement or an appropriate amendment or supplement thereto. Without limiting the generality of the foregoing, the Company agrees that unless this Agreement is validly terminated in accordance with Section 7.1, the Company shall not submit any Acquisition Proposal (including any Superior Proposal) to a vote of Company’s stockholders.

5.6 Notification of Certain Matters.

Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with the transactions contemplated hereby or from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated hereby, if the subject matter of such communication or the failure of such party to obtain such consent would reasonably be expected to be material to the Company or Parent or (b) any actions, suits, claims, investigations or proceedings commenced or threatened against, relating to or involving or otherwise affecting such party and that relate to the Merger; provided, however, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement.

5.7 Directors’ and Officers’ Insurance and Indemnification.

(a) After the Effective Time, and subject to Section 5.7(b), Parent shall cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company in such capacities (“Indemnified Parties”) to the fullest extent permitted by applicable Law against any losses, damages, reasonable and documented expenses or liabilities resulting from any claim, liability, loss, damage, cost or expense, asserted against, or incurred by, an Indemnified Party that is based on the fact that such Indemnified Party is or was a director, officer, employee or agent of the Company and arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Effective Time, if such service was at the request or for the benefit of the Company.

(b) After the Effective Time, in the event any Indemnified Party becomes involved in any capacity in any claim, action, suit, proceeding or investigation based in whole or in part on, or arising in whole or in part out of, any matter, including the transactions contemplated hereby, existing or occurring at or prior to the Effective Time, the Indemnified Parties may retain counsel reasonably satisfactory to them after consultation with Parent; provided, however, that (i) the Surviving Corporation shall have the right to assume the defense thereof with counsel reasonably satisfactory to the Indemnified Parties and upon such assumption Parent and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses of other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof, except that if the Surviving Corporation elects not to assume such defense or counsel for such Indemnified Party reasonably advises that there are issues that raise conflicts of interest between Parent or the Surviving Corporation, and such Indemnified Party, such Indemnified Party may retain counsel reasonably satisfactory to him/her after consultation with the Surviving Corporation, and the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) as promptly as practicable pay the reasonable fees and expenses of such counsel for such Indemnified Party, (ii) the Surviving Corporation shall in all cases be obligated pursuant to this Section 5.7(b) to pay for only one firm of primary counsel and one firm of local counsel for all Indemnified Parties (selected by a plurality of the Indemnified Parties), (iii) Parent and Surviving Corporation shall not be liable for any settlement effected without their prior written consent (such consent not to be unreasonably withheld, delayed or conditioned) and (iv) Parent and the Surviving Corporation shall have no obligation hereunder to any Indemnified Party when and if a court of competent jurisdiction shall ultimately determine, and such determination shall have become final and nonappealable, that indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law. Any Indemnified Party wishing to claim indemnification under this Section 5.7, upon learning of any such claim, action, suit, proceeding or investigation, shall notify promptly the Surviving Corporation thereof, provided that the failure to so notify shall not affect the obligations of Parent or the Surviving Corporation under this Section 5.7 except to the extent such failure to notify prejudices such Parent or the Surviving Corporation. Parent’s and the Surviving Corporation’s obligations under this Section 5.7 shall continue in full force and effect for a period of six years from the Effective Time; provided, however, that all rights to indemnification in respect of any claim (a “Claim”) asserted or made within such period shall continue until the final disposition of such Claim.

(c) No Indemnified Party shall settle any Claim without the prior written consent of the Surviving Corporation, nor shall the Surviving Corporation (and Parent shall cause the Surviving Corporation not to) settle any Claim without either (i) the written consent of all Indemnified Parties against whom such Claim was made (such consents not to be unreasonably withheld), or (ii) obtaining an unconditional general release from the party making the Claim for all Indemnified Parties as a condition of such settlement. The provisions of this Section 5.7 are intended for the benefit of, and shall be enforceable by, the respective Indemnified Parties.

(d) Parent agrees that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors, officers or employees, as the case may be, of the Company as provided in its certificate of incorporation or by-laws or other organization documents or in any agreement to which the Company is a party, shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, the Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s certificate of incorporation and by-laws or similar organization documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Company with any of its directors, officers or employees in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former directors, officers or employees of the Company; provided, however, that all rights to indemnification in respect of any claim, action, suit, proceeding or investigation pending or asserted within such period shall continue until the disposition or resolution of such claim, action, suit, proceeding or investigation.

(e) On or prior to the Effective Time, the Company shall purchase a “tail” directors’ and officers’ liability insurance policy covering the six-year period from and after the Effective Time for the Company and its current and former directors and officers who are currently covered by the directors’ and officers’ liability insurance coverage currently maintained by the Company from a carrier with the same or better credit rating to the Company’s current directors’ and officers’ liability insurance carrier on terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by the Company as of the date of this Agreement with respect to claims arising from facts or events that occurred on or before the Effective Time, except that in no event shall the Company pay (or become obligated to pay) with respect to such “tail” policy more than 300% of the aggregate annual premium currently paid by the Company for such insurance. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain the “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time.

5.8 Press Releases and Announcements.

Prior to the earlier of the Effective Time and the termination of this Agreement, Parent and Merger Sub, on the one hand, and the Company, on the other, shall not, and shall cause their respective controlled Affiliates not to, issue any press release or make any public statement with respect to the Merger or this Agreement without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except (a) as may be required by applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case, to the extent permitted by applicable Law and practicable under the circumstances, the party proposing to issue such press release or make such public announcement shall consult in good faith with the other party before making any such public announcement, (b) with respect to any press release or other public statement by the Company permitted by Section 5.2 (including to announce an Adverse Recommendation Change in accordance with Section 5.2) or otherwise made by the Company from and after any Adverse Recommendation Change or (c) statements consistent in all material respects with any release, disclosure or other public statements previously made in accordance with this Section 5.8, or (d) public statement regarding the transactions contemplated hereby in response to questions from the press, analysts, investors or those attending industry conferences, and make internal announcements to employees, in each case, to the extent that such statements are not inconsistent with previous press releases, public disclosures or public statements made jointly by the parties or approved by the parties, and otherwise in compliance with this Section 5.8, and provided that such public statements do not reveal material non-public information regarding this Agreement or the transactions contemplated hereby. The press release announcing the execution and delivery of this Agreement shall be a joint release of, and shall not be issued prior to the approval of each of, the Company and Parent (which approval shall not be unreasonably withheld, conditioned or delayed).

5.9 Employee Matters.

(a) Prior to the Closing, the Company shall pay a pro-rated annual bonus under the applicable bonus plans of the Company in respect of the portion of the fiscal year that occurs prior to the Closing Date to each eligible employee of the Company based the greater of (i) on target level performance through the Closing Date or (ii) actual level of performance through the Closing Date (based on prorated corporate performance objectives) as determined by the Board of Directors of the Company prior to the Closing Date, which payment will be made within five (5) days before the Closing Date. After the Closing Date, any employee of the Company or any of its Subsidiaries who continues his or her employment with Parent, the Surviving Corporation or any of their respective Affiliates following the Effective Time (each, a “Continuing Employee”) will be subject to the applicable bonus plans of Parent or its Affiliates for the remainder of the fiscal year, subject to Section 5.9(b).

(b) For the period commencing on the Closing Date and ending on the earlier of (i) the date that is twelve (12) months following the Closing Date and (ii) the date on which employment of any Continuing Employee terminates, Parent, the Surviving Corporation or any of their respective Affiliates shall provide each Continuing Employee with (A) an annual base salary or wage rate and annual cash bonus opportunities that are no less favorable than those provided to similarly situated employees of Parent or its Affiliates, and (B) employee benefits that are substantially comparable in the aggregate to the employee benefits (excluding for any such purposes any post-employment welfare benefits, defined benefit pension and post-retirement medical benefits, equity-based compensation, severance benefits, or transaction, retention or other special, non-recurring compensation) provided to similarly situated employees of Parent or its Affiliates.

(c) Parent agrees that each Continuing Employee shall, as of the Effective Time, receive credit for service with the Company prior to the Effective Time for purposes of determining eligibility to participate, vesting and benefit accrual under the employee benefit plans, programs and policies of Parent, the Surviving Corporation or any of their respective Affiliates in which such Continuing Employee becomes a participant (excluding, for the avoidance of doubt, with respect to any defined benefit pension plan, supplemental retirement plan (and, for the avoidance of doubt, a supplemental retirement plan shall not include a 401(k) plan), employer subsidized retiree welfare benefits, frozen employee benefit plan or grandfathered employee benefit plan); provided, however, that nothing herein shall result in the duplication of any benefits for the same period of service. With respect to each health or welfare benefit plan maintained by Parent, the Surviving Corporation or any of their respective Affiliates for the benefit of Continuing Employees (including any medical, dental, pharmaceutical or vision benefit plans), Parent shall use commercially reasonable efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements or required physical examinations, actively-at-work requirements and the application of any pre-existing condition limitations under such plan to the extent such were waived or satisfied under the comparable health or welfare benefit plan of the Company immediately prior to the Effective Time; and (ii) cause each Continuing Employee to be given credit under any such plans for all amounts paid (or otherwise deemed paid) by such Continuing Employee under any similar Benefit Plan for the plan year that includes the Effective Time for purposes of applying deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the plans maintained by Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, for the plan year in which the Effective Time occurs.

(d) If requested by Parent in writing no later than ten (10) Business Days prior to the Closing, the Company shall terminate, effective as of immediately prior to the Closing, any and all Benefit Plans intended to include a Code Section 401(k) arrangement (each, a “Company 401(k) Plan”). No later than five (5) Business Days prior to the Closing Date, the Company shall provide Parent with evidence that the Company has taken action to terminate each Company 401(k) Plan (effective as of immediately prior to the Closing) pursuant to resolutions of the Company Board, as the case may be. The form and substance of such resolutions shall be subject to review and approval of Parent (which shall not be unreasonably withheld or delayed). If the Company terminates each Company 401(k) Plan at the written direction of Parent as described in the immediately preceding sentence, Parent shall, or shall cause one of its Subsidiaries or Affiliates to, cause a Code Section 401(k) arrangement sponsored or maintained by Parent or any such Subsidiary or Affiliate (each, a “Parent 401(k) Plan”) to permit each Continuing Employee participating in such a terminated Company 401(k) Plan as of immediately prior to the Closing Date to elect to rollover his or her account balances in such Company 401(k) Plan (including earnings through the date of transfer and promissory notes evidencing all outstanding loans)) to an applicable Parent 401(k) Plan, in each case in accordance with the terms of the applicable Company 401(k) Plan and Parent 401(k) Plan. The Company and Parent shall use commercially reasonable efforts to cooperate to effectuate any such rollovers, including by exchanging any necessary participant records or engaging any recordkeepers, administrators, providers, insurers, or other third parties.

(e) Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Benefit Plans shall occur as of the Effective Time. Parent shall or shall cause the Surviving Corporation to assume and honor all of the Benefit Plans in accordance with their terms (it being understood that this Section 5.9(b) shall not be deemed to prohibit Parent or the Surviving Corporation from amending, modifying, replacing or terminating such Benefit Plans in accordance with their terms).

(f) The provisions of this Section 5.9 are solely for the benefit of the parties to this Agreement, and no Continuing Employee (including any beneficiary or dependent thereof) shall be regarded for any purpose as a third-party beneficiary of this Agreement, and no provision of this Section 5.9 shall create such rights in any such Persons. Nothing herein shall (i) guarantee employment for any period of time or preclude the ability of Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to terminate the employment of any Continuing Employee at any time and for any reason; (ii) guarantee any employment position or job title for any Continuing Employee; (iii) require Parent, the Surviving Corporation or any of their respective Affiliates, as applicable, to continue any Benefit Plans, or other employee benefit plans or arrangements or prevent the amendment, modification or termination thereof after the Effective Time in accordance with their terms; or (iv) amend any Benefit Plans or other employee benefit plans or arrangements.

5.10 Confidentiality Agreement.

The obligations of Parent and the Company under the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and all information provided to any party or its Representatives pursuant to or in connection with this Agreement is deemed to be “Confidential Information” as defined under the Confidentiality Agreement.

5.11 Takeover Laws.

Neither the Company, Merger Sub nor Parent will take any action that would cause the transactions contemplated by this Agreement to be subject to requirements imposed by any “fair price,” “moratorium,” “control share acquisition,” “business combination” or other anti-takeover statute or similar statute enacted under state or federal law, and each of them will cooperate and take all reasonable steps within its control to exempt (or ensure the continued exemption of) the transactions contemplated by this Agreement from such Laws of any state that purport to apply to this Agreement or the transactions contemplated hereby, except as otherwise provided by applicable Laws.

5.12 Section 16 Matters.

The Company Board shall, to the extent necessary, take appropriate action, prior to the Effective Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancelation or deemed disposition and cancelation of shares of Company Common Stock and Company Equity Awards in the Merger by covered Persons of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder and to cause such dispositions and/or cancelations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

5.13 Stock Exchange Delisting; Deregistration.

Prior to the Effective Time, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, necessary, proper or advisable on its part under Laws and the rules and policies of Nasdaq to cause the delisting of the Company and of the shares of Company Common Stock from Nasdaq as promptly as practicable after the Effective Time and the deregistration of the shares of Company Common Stock under the Exchange Act as promptly as practicable after such delisting. The Company shall not cause the Company Common Stock to be delisted from Nasdaq or to be deregistered under the Exchange Act prior to the Effective Time.

5.14 Resignations.

Prior to the Effective Time, upon Parent’s request, the Company shall use commercially reasonable efforts to cause any director of the Company to execute and deliver a letter effectuating his or her resignation as a director of the Company effective as of the Effective Time.

5.15 FDA and Regulatory Filings.

The parties hereto acknowledge that making proper Regulatory Filings is necessary to preserve the value of the Company Product and to provide effective transition for the operation of the Company’s business following the Effective Time. From and after the Execution Date until the earlier of termination of this Agreement pursuant to its terms or the Effective Time, except as prohibited by applicable Law, the Company shall provide Parent with copies of all material correspondence or other material written communication with the FDA or similar Governmental Entity relating to Company Products, promptly after receiving or submitting such correspondence. For all material correspondence or material written submissions to FDA or another similar Governmental Entity, the Company will use commercially reasonable efforts to (i) provide Parent any such proposed correspondence or submission for review within a reasonable time prior to submitting such correspondence or other written submission and shall consider in good faith comments from Parent, (ii) comply in all material respects with all Regulatory Filing requirements of any applicable Governmental Entity, including the FDA or similar Governmental Entity, and (iii) subject to compliance with all applicable Laws, use commercially reasonable efforts to provide Parent with material information and data relating to Company Products upon Parent’s reasonable request. “Regulatory Filings” shall mean, with respect to Company Products, any submission to a Governmental Entity of any appropriate regulatory application regarding Company Products, and shall include any submission to a regulatory advisory board and any supplement or amendment thereto.

5.16 R&W Insurance Policy.

Parent acknowledges and represents that it may, after the Execution Date, obtain a binding buyer-side representations and warranties insurance policy at Parent’s expense (a “R&W Insurance Policy”), and shall provide a true and correct copy of such R&W Insurance Policy to the Company prior to the Closing Date. Without limiting the foregoing, Parent shall cause the insurer under the R&W Insurance Policy to waive all rights of subrogation against the Company and any officer, director, employee or Representative of the Company or any such direct or indirect equityholder, other than in respect of a claim based on fraud, and will not amend such waiver in the R&W Insurance Policy. Prior to or concurrently with the Closing, Parent shall pay or cause to be paid, all unpaid costs and expenses related to the R&W Insurance Policy, including the total premium, underwriting costs, applicable brokerage commission, Taxes related to such policy and other fees and expenses of such policy.

5.17 Obligations of Merger Sub.

Parent shall take all action necessary to cause Merger Sub and the Surviving Corporation to perform their respective obligations under this Agreement before and after the Effective Time, as applicable (including, with respect to Merger Sub, to consummate the transactions contemplated hereby upon the terms and subject to the conditions set forth in this Agreement).

5.18 Parent Stockholder Consent.

Immediately following the execution and delivery of this Agreement by each of the parties hereto, Parent shall execute and deliver a written consent in its capacity as the sole stockholder of Merger Sub duly adopting this Agreement and the transactions contemplated hereby in accordance with the DGCL and the certificate of incorporation and bylaws of Merger Sub.

5.19 280G Calculations.

As soon as practicable following the date of this Agreement, the Company will make available to Parent preliminary Section 280G calculations (based on the assumptions set forth in the applicable calculations), with respect to each “disqualified individual” (within the meaning of Section 280G of the Code) who is reasonably likely to receive payments or benefits in connection with the transactions contemplated by this Agreement that would not be deductible under Section 280G of the Code.

5.20 Deposit.

(a) Within five Business Days following the execution of this Agreement, Parent shall deposit into a segregated account identified by the Company a cash amount of $10,000,000, which shall represent a portion of the aggregate cash consideration (the “Deposit”); provided that, except as provided in clause (b) of this Section 5.20, Parent shall be treated as the owner of the Deposit at all times prior to the Effective Time.

(b) If (i) this Agreement is terminated by the Company pursuant to Section 7.1(d)(i) (Parent Breach) or Section 7.1(d)(iii) (Defense), or (ii)(A) this Agreement is terminated by the Company or Parent pursuant to Section 7.1(b)(i) (the Termination Date) or Section 7.1(b)(ii) (Legal Prohibition), and (B) all conditions to the Closing are satisfied (other than those conditions that by their terms are to be satisfied at the Closing, each of which is capable of being satisfied at the Closing) or waived, other than the conditions set forth in: (A) Section 6.1(b) (Legal Prohibition), but only if the legal prohibition is a result of the HSR Act, CFIUS or any other Competition Law, (B) Section 6.1(c) (HSR Waiting Period Unsatisfied), or (C) Section 6.1(d) (Other Competition Law Approvals), then the Company will be permitted to keep, and will become the owner of, the Deposit.

(c) If this Agreement is terminated for any other reason, the Company shall return to Parent the full amount of the Deposit within thirty (30) days of such termination of this Agreement.

5.21 CVR Agreement. At or prior to the Effective Time, Parent shall duly authorize, execute and deliver, and shall use reasonable best efforts to ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement with such changes thereto as the Rights Agent may reasonably request to which, if prior to the receipt of the Company Required Vote, the Company consents in writing (such consent not to be unreasonably withheld, delayed or conditioned), or, if after the receipt of the Company Required Vote, which are not, individually or in the aggregate, detrimental or adverse in any material respect, taken as a whole, to any holder of a CVR.

ARTICLE VI

CONDITIONS

6.1 Conditions to Each Party’s Obligation To Effect the Merger.

The respective obligation of each party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions (any or all of which may be waived by the parties hereto in writing, in whole or in part, to the extent permitted by applicable Law):

(a) This Agreement shall have been adopted by the Company Required Vote and the Series A Lead Investor Consent;

(b) No statute, rule, Order, decree or regulation shall have been enacted or promulgated after the Execution Date by any Governmental Entity of competent jurisdiction and remains in effect which temporarily or permanently precludes, enjoins or otherwise prohibits the consummation of the Merger or makes the Merger illegal;

(c) Any waiting period (or any extension thereof) applicable to the Merger under the HSR Act shall have expired or termination thereof shall have been granted; and

(d) The authorizations, consents and approvals of all Governmental Entities set forth in Section 6.1(d) of the Company Disclosure Schedules shall have been obtained or deemed to have been obtained under the applicable Competition Law, except for such authorizations, consents, and approvals the failure of which to be obtained, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on any party to this Agreement.

6.2 Conditions to the Obligation of the Company to Effect the Merger.

The obligation of the Company to effect the Merger is further subject to the satisfaction or waiver (if permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) each of the representations and warranties of each of Parent and Merger Sub contained in this Agreement (without giving effect to any “materiality”, “Material Adverse Effect” or similar qualifiers contained therein) shall be true and correct in all respects both when made and as of the Effective Time as if made at and as of such time (other than any such representation or warranty that is made as of a specified date, which representation or warranty shall be so true and correct as of such specified date), except where the failure of such representations and warranties to be so true and correct, individually or in the aggregate, has not had, and would not reasonably be expected to (i) have a Material Adverse Effect on Parent or Merger Sub or (ii) prevent or materially delay, interfere with, hinder or impede the ability of Parent or Merger Sub to consummate any of the transactions contemplated hereby (including the Merger), and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by the Chief Executive Officer or authorized officer of Parent and Merger Sub to such effect; and

(b) Each of Parent and Merger Sub shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and the Company shall have received a certificate signed on behalf of each of Parent and Merger Sub by the Chief Executive Officer or authorized officer of Parent and Merger Sub to such effect.

6.3 Conditions to Obligations of Parent and Merger Sub to Effect the Merger.

The obligations of Parent and Merger Sub to effect the Merger are further subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

(a) (i) The representations and warranties of the Company set forth in the first sentence of Section 3.1(a) (Organization), Section 3.2(a) and the first sentence of Section 3.2(d) (Capitalization), Section 3.3(a) (Authorization; Validity of Agreement), Section 3.6(b) (Absence of Certain Changes) and Section 3.28 (Brokers) of this Agreement shall be true and correct (except for, in the case of Section 3.2(a) and 3.2(d), inaccuracies that would not result in more than a de minimis increase in the aggregate consideration payable by Parent and Merger Sub pursuant to Article II of this Agreement) both when made and at and as of the Effective Time, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date); and (ii) the representations and warranties of the Company set forth in Article III of this Agreement (other than the representations and warranties described in clause (i) above) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein) both when made and at and as of the Closing Date, as if made at and as of such time (except to the extent expressly made as of an earlier date, in which case as of such date), except where the failure of such representations and warranties to be so true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” set forth therein), individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect on the Company. Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or the Chief Financial Officer of the Company to the foregoing effect;

(b) The Company shall have performed in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time pursuant to the terms of this Agreement, and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer to such effect; and

(c) Since the date of this Agreement, no Material Adverse Effect on the Company shall have occurred that is continuing; and Parent shall have received a certificate signed on behalf of the Company by the Chief Executive Officer or Chief Financial Officer to such effect.

6.4 Frustration of Closing Conditions.

Neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, may rely on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied to excuse it from its obligation to effect the Merger if such failure was caused by such party’s failure to comply with its obligations to consummate the Merger and the other transactions contemplated by this Agreement to the extent required by this Agreement.

ARTICLE VII

TERMINATION

7.1 Termination.

Notwithstanding anything herein to the contrary, this Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time, whether before or after stockholder adoption of this Agreement:

(a) By the mutual consent of Parent and the Company in a written instrument;

(b) By either Parent or the Company upon notice to the other, if:

(i) the Merger shall not have been consummated on or before April 23, 2026 (as such date may be extended by mutual written agreement of the parties hereto, the “Termination Date”), provided that the right to terminate this Agreement pursuant to this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill any material obligation under this Agreement or other material breach of this Agreement has been the cause of, or resulted in, the failure of the Merger to have been consummated on or before such date (including, in the case of Parent, any such failure or breach by Merger Sub); provided further, that if on such date, the condition to Closing set forth in Section 6.1(b), Section 6.1(c) or Section 6.1(d) shall have not been satisfied but all other conditions to the Closing have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, but provided that such conditions shall then be capable of being satisfied if the Closing were to take place on such date), then the Termination Date may be extended solely at the election of Parent one time for a period of three (3) months (and in the case of such extension, any reference to the Termination Date in any other provision of this Agreement shall be a reference to the Termination Date, as extended);

(ii) any Governmental Entity of competent jurisdiction shall have issued a statute, rule, order, decree or regulation or taken any other action (which statute, rule, order, decree, regulation or other action the parties hereto shall have used their commercially reasonable efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting consummation of the Merger or making the Merger illegal and such statute, rule, order, decree, regulation or other action shall have become final and not-appealable (provided, that the right to terminate this Agreement pursuant to this Section 7.1(b)(ii) shall not be available to a party whose material breach of this Agreement has been the principal cause of the issuance of such final and nonappealable order, decree, ruling or other action (including, in the case of Parent, any such breach by Merger Sub) or to a party that has failed to use its reasonable best efforts as required by Section 5.4 to remove such order, decree, ruling or other action (including, in the case of Parent, any such failure or breach by Merger Sub); or

(iii) the stockholders of the Company fail to adopt this Agreement by the Company Required Vote at the Company Stockholders’ Meeting (including any postponement or adjournment thereof);

(c) By Parent, upon notice to the Company if:

(i) prior to receipt of the Company Required Vote, the Company Board shall have failed to include the Company Board Recommendation in the Proxy Statement when mailed, or the Company Board shall have effected an Adverse Recommendation Change;

(ii) a tender offer or exchange offer for 20% or more of the outstanding shares of Capital Stock of the Company is commenced, and the Company Board fails to recommend against acceptance of such tender offer or exchange offer by the stockholders of the Company within 10 Business Days after such commencement (including by taking no position with respect to the acceptance of such tender offer or exchange offer by the stockholders of the Company); or

(iii) if the Company shall have breached or failed to perform any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (B) is not capable of being cured by the Company by the Termination Date or, if capable of being cured, shall not have been cured by the Company on or before the earlier of (1) the Termination Date and (2) the date that is thirty (30) calendar days following Parent’s delivery of written notice to the Company of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(iii) if Parent or Merger Sub is then in breach of any of this Agreement such that the Company has the right (or would have the right following notice and an opportunity to cure, if applicable) to terminate this Agreement pursuant to Section 7.1(d)(i); or

(d) By the Company, upon notice to Parent if:

(i) if Parent or Merger Sub shall have breached or failed to perform any of their respective representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in the failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (B) is not capable of being cured by Parent or Merger Sub, as applicable, by the Termination Date, or, if capable of being cured, shall not have been cured by Parent or Merger Sub on or before the earlier of (1) the Termination Date and (2) the date that is thirty (30) calendar days following the Company’s delivery of written notice to Parent of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if it is then in breach of this Agreement such that Parent has the right (or would have the right following notice and an opportunity to cure, if applicable) this Agreement pursuant to Section 7.1(c)(iii);

(ii) at any time prior to receipt of the Company Required Vote, in order to enter into a definitive agreement with respect to a Superior Proposal, to the extent permitted by, and, subject to complying with the applicable terms and conditions of Section 5.2 (it being understood that the Company may enter into such definitive written agreement concurrently with the termination of this Agreement); or

(iii) Parent declines to defend against any litigation or administrative proceeding brought by any Governmental Entity that would have the effect of enjoining consummation of this Agreement under any Competition Law; provided, that the Company may not terminate pursuant to this Section 7.1(d)(iii) until a date that is on or after January 23, 2026.

7.2 Effect of Termination.

In the event of the termination of this Agreement as provided in Section 7.1, notice thereof shall forthwith be given by the terminating party to the other parties specifying the provision of this Agreement pursuant to which such termination is made, and except that the Confidentiality Agreement and the provisions of Section 3.28 (Brokers), Section 4.5 (Brokers), Section 5.8 (Press Releases and Announcements), this Section 7.2, Section 8.1 (Fees and Expenses), Section 8.4 (Notices), Section 8.6 (Headings), Section 8.8 (Entire Agreement), Section 8.9 (Severability), Section 8.10 (Governing Law), Section 8.11 (Assignment), Section 8.12 (Parties in Interest), Section 8.13 (Specific Performance), Section 8.14 (Non-Recourse), Section 8.16 (Jurisdiction), and Section 8.17 (Waiver of Jury Trial) shall survive the termination hereof, this Agreement shall forthwith become null and void after the expiration of any applicable period following such notice; provided that nothing herein shall relieve any party from any liability or obligation with respect to any fraud or willful breach of this Agreement.

ARTICLE VIII

MISCELLANEOUS

8.1 Fees and Expenses.

(a) Whether or not the Merger is consummated, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, except as provided in Sections 8.1(b) 8.1(c) and 8.1(d).

(b) If this Agreement is terminated by Parent pursuant to Section 7.1(c)(i)[ or Section 7.1(c)(ii) or by the Company pursuant to Section 7.1(d)(ii), then the Company shall pay to Parent in immediately available funds a termination fee in an amount equal to eight million five hundred thousand dollars ($8,500,000.00) (the “Termination Fee”) within two Business Days after such termination, it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion.

(c) In the event that (i) any Person (other than Parent or any of its Affiliates) has publicly made a bona fide Acquisition Proposal directly to the Company’s stockholders or otherwise publicly disclosed a bona fide Acquisition Proposal after the date of this Agreement and prior to the termination of this Agreement (or, in the case of a termination pursuant to Section 7.1(b)(iii), prior to the Company Stockholders’ Meeting), (ii) this Agreement is terminated by either the Company or Parent pursuant to Section 7.1(b)(i) (provided, that (A) the conditions set forth in Section 6.1(b), 6.1(c) and 6.1(d) are satisfied at the time of such termination pursuant to Section 7.1(b)(i) and the condition set forth in Section 6.1(a) is not satisfied at such time) or Section 7.1(b)(iii), and (iii) within 12 months after the termination of this Agreement, the Company enters into any definitive agreement in connection with any Acquisition Proposal (which need not be the same Acquisition Proposal described in clause (i)), and such Acquisition Proposal is subsequently consummated, then the Company shall pay Parent the Termination Fee upon the first to occur of the events described in clause (iii) of this sentence; provided that, for purposes of this sentence, “Acquisition Proposal” shall have the meaning assigned to such term in Section 5.2(f), except that the references to “20% or more” shall be deemed to be references to “50% or more”.

(d) Any payment of the Termination Fee pursuant to Section 8.1(b) shall be made by wire transfer of immediately available funds to an account designated by Parent within two Business Days after termination of this Agreement by Parent or immediately prior to or simultaneously with such termination by the Company. Any payment of the Termination Fee pursuant to Section 8.1(c) shall be made prior to the first to occur of the execution of a definitive agreement providing for an Acquisition Proposal or the consummation of an Acquisition Proposal. In the event that Parent or its designee shall receive full payment of the Termination Fee pursuant to Section 8.1(b) or Section 8.1(c), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Merger Sub, any of their respective Affiliates in connection with this Agreement (and the termination hereof), the transactions herein (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Merger Sub, any of their respective Affiliates or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, “Company Related Parties”) arising out of or in connection with this Agreement, any of the transactions contemplated herein or any matters forming the basis for such termination. Each party acknowledges that the agreements contained in this Section 8.1 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, no party would enter into this Agreement; accordingly, if a party fails promptly to pay or cause to be paid the amounts due pursuant to this Section 8.1, and, in order to obtain such payment, the other party commences a suit that results in a judgment against such party for the amounts set forth in this Section 8.1, such party shall pay to the other party (as the case may be) its reasonable costs and expenses (including attorneys’ fees and expenses) in connection with such suit and any appeal relating thereto, together with interest on the amounts set forth in this Section 8.1 at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

(e) This Section 8.1 shall survive any termination of this Agreement.

8.2 Amendment; Waiver.

(a) This Agreement may be amended by the parties to this Agreement, by action taken or authorized by their respective boards of directors, at any time before or after approval by the stockholders of the Company of the matters presented in connection with the Merger, but after any such approval no amendment shall be made without the approval of the stockholders of the Company if such amendment alters or changes (i) the Merger Consideration, or (ii) any terms or conditions of this Agreement if such alteration or change would adversely affect the holders of any shares of Capital Stock of the Company. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

(b) At any time prior to the Effective Time, the parties to this Agreement may (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties of the other parties contained herein or in any document, certificate or writing delivered pursuant hereto by the other party or (iii) waive compliance with any of the agreements or conditions of the other parties hereto contained herein. Any agreement on the part of any party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the party granting such waiver in any other respect or at any other time. Neither the waiver by any of the parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder. The rights and remedies herein provided are cumulative and none is exclusive of any other, or of any rights or remedies that any party may otherwise have at Law or in equity.

8.3 Survival.

The representations and warranties contained in this Agreement or in any certificates or other documents delivered prior to or as of the Effective Time shall survive until (but not beyond) the Effective Time, and shall terminate thereafter. The covenants and agreements of the parties hereto that by their terms survive the Effective Time or are to be performed (in whole or in part) following the Effective Time shall survive the Effective Time in accordance with their respective terms.

8.4 Notices.

All notices and other communications hereunder shall be in writing and deemed given if delivered personally, by email or by facsimile transmission, or delivered by a nationally recognized overnight courier, to the parties hereto at the following addresses (or at such other address for a party as specified by like notice, provided, that notices of a change of address will be effective only upon receipt thereof):

(a) if to the Company, to:

LENSAR, Inc.

2800 Discovery Drive

Orlando, FL 32826

Attention: Chief Executive Officer

Email: Nick.Curtis@lensar.com

with a copy to:

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, California 92626

Attention: Michael A. Treska

Darren J. Guttenberg

Email: michael.treska @lw.com

darren.guttenberg@lw.com

and

(b) if to Parent or Merger Sub, to:

Alcon Research, LLC

6201 South Freeway

Fort Worth, Texas 76134-2099

Attention: General Counsel

E-mail: royce.bedward@alcon.com

with a copy to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Attention: Scarlet McNellie

Email: scarlet.mcnellie@nortonrosefulbright.com

Notices will be deemed to have been received on the date of receipt if (i) delivered by hand or overnight courier service or (ii) upon receipt of an appropriate electronic answerback or confirmation when so delivered by fax (to such number specified above or another number or numbers as such Person may subsequently designate by notice given hereunder).

8.5 Interpretation; Definitions.

When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation”. The phrase “made available” when used in this Agreement shall mean that the information referred to has been made available to the party to whom such information is to be made available. The word “affiliates” or “affiliate” when used in this Agreement shall have the respective meanings ascribed to them in Rule 12b-2 under the Exchange Act. References to a Person shall include such Person’s predecessors and permitted successors and assigns. The phrase “beneficial ownership” and words of similar import when used in this Agreement shall have the meaning ascribed to it in Rule 13d-3 under the Exchange Act. The phrase “the date of this Agreement,” “date hereof” and terms of similar import, unless the context otherwise requires, shall be deemed to refer to March 23, 2025. The words “this Agreement,” “herein,” “hereby,” “hereunder,” “hereof,” and other equivalent words refer to this Agreement as an entirety and not solely to the particular portion, article, section, subsection or other subdivision of this Agreement in which any such word is used. All definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings. Whenever the context may require, any pronouns used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns and pronouns shall include the plural, and vice versa. When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.” The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. References to “$” and “dollars” are to the currency of the United States of America. Any dollar or percentage thresholds set forth herein shall not be used as a benchmark for the determination of what is or is not “material” or a Material Adverse Effect under this Agreement. “Writing,” “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. Except as otherwise specified, (a) references to any statute or Law shall be deemed to refer to such statute or Law as amended from time to time and to any rules or regulations promulgated thereunder, (b) references to any Person include the successors and permitted assigns of that Person, and (c) references from or through any date mean from and including or through and including, respectively. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Whenever any action must be taken hereunder on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

The following terms have the following definitions:

(a) “Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such Person. When used in this Agreement, “control”, including, with correlative meanings, the terms “controlling”, “controlled by” and “under common control with”, as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct the management and policies of such Person, whether through the ownership of voting securities, status as a general partner, by contract or otherwise.

(b) “Anti-Corruption Laws” means Laws relating to anti-bribery or anti-corruption (governmental or commercial) that apply to the Company, including Laws that prohibit the corrupt payment, offer, promise or authorization of the payment or transfer of anything of value (including gifts or entertainment), directly or indirectly, to any foreign Government Official, foreign government employee or commercial entity to obtain a business advantage, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act of 2010 and all national and international Laws enacted to implement the OECD Convention on Combating Bribery of Foreign Officials in International Business Transactions.

(c) “Benefit Plan” means (i) each “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA); (ii) each employment, consulting, severance, termination, change in control, retention, vacation, salary continuation, bonus, incentive, stock option, stock purchase, stock-based, retirement, pension, profit sharing or deferred compensation plan or other similar contract, program, fund, policy or arrangement of any kind; and (iii) each other plan, contract, program, fund, policy or arrangement (whether written or oral, qualified or nonqualified, funded or unfunded, foreign or domestic, currently effective or terminated) and any trust, escrow or similar agreement related thereto, involving direct or indirect compensation or benefits other than workers’ compensation, unemployment compensation and other government programs, in each case, that is sponsored, maintained or contributed to by, or required to be contributed to by, the Company or any ERISA Affiliate, or under which the Company or any ERISA Affiliate has any Liability.

(d) “Business Day” means any day other than Saturday and Sunday and a bank or other public holiday in Texas, Florida, Delaware or Switzerland.

(e) “Calendar Year” means a period of 12 consecutive calendar months ending on December 31.

(f) “Capital Stock” means (a) in the case of a corporation, corporate stock; (b) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock; (c) in the case of a partnership or limited liability company, partnership interests (whether general or limited) or membership interests; and (d) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person, but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

(g) “Certificate of Designations” means the Certificate of Designations, Preferences and Rights of Series A Convertible Preferred Stock of the Company, dated as of May 18, 2023.

(h) “CFIUS” means the Committee on Foreign Investment in the United States, including any successor or replacement thereof or any member agency thereof acting in such capacity.

(i) “CFIUS Clearance” means any of the following: (a) if a joint voluntary notification is submitted to CFIUS that (i) the parties hereto shall have received written notice from CFIUS that it has concluded its review, or, if applicable, investigation of the transactions contemplated by this Agreement, and has determined that there are no unresolved national security concerns with respect to the transactions contemplated by this Agreement and that action under the DPA is concluded; or (ii) the parties hereto shall have received written notice from CFIUS that the transactions contemplated by this Agreement do not constitute a “covered transaction” (as such term is defined in 31 C.F.R. §800.213); (b) if CFIUS has sent a report to the President requesting the President’s decision with respect to the transactions contemplated by this Agreement, that either (x) the period during which the President must act shall have expired without any such action being threatened, announced or taken or (y) the President shall have announced (or otherwise communicated, directly or indirectly, to Parent and the Company) a decision not to take any action to suspend or prohibit the transactions contemplated by this Agreement.

(j) “COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

(k) “Code” means the U.S. Internal Revenue Code of 1986, as amended.

(l) “Company Common Stock” means the common stock, par value $0.01 per share, of the Company.

(m) “Company Equity Award CVR” has the meaning given to such term in the CVR Agreement.

(n) “Company Equity Awards” means Company Options, Company RSU Awards, Company PSU Awards, and any other equity-based compensation awards issued by the Company.

(o) “Company ESPP” means the Company’s 2020 Employee Stock Purchase Plan, as amended from time to time.

(p) “Company Equity Award Milestone Payment” has the meaning given to such term in the CVR Agreement.

(q) “Company Holder” means (i) the holders of record of Capital Stock of the Company as of immediately prior to the Effective Time and (ii) the holders of any Company Equity Award as of immediately prior to cancelation thereof pursuant to this Agreement.

(r) “Company Intellectual Property” means all Intellectual Property, in each case, which is owned or purported to be owned by, or licensed to, the Company in connection with the conduct of its businesses as currently conducted (including the current manufacturing, licensing, marketing, importation, sale, offer for sale or use of the Company Products).

(s) ”Company IT Systems” means all Software, computer hardware, servers, networks, platforms, peripherals, and similar or related items of automated, computerized, or other information technology (IT) networks and systems (including telecommunications networks and systems for voice, data, and video) owned, leased, licensed, or used (including through cloud-based or other third-party service providers) by the Company.

(t) “Company Options” means each outstanding option to purchase shares of Company Common Stock granted pursuant to a Company Plan or as an inducement grant in accordance with Nasdaq rules, whether granted pursuant to a Company Plan or otherwise.

(u) “Company Owned Intellectual Property” means all Intellectual Property, in each case, which is owned or purported to be owned by the Company.

(v) “Company Plan” means the Company’s 2020 Incentive Award Plan, the Company’s 2024 Employment Inducement Incentive Award Plan or the Company ESPP, as applicable.

(w) ”Company Privacy and Data Security Policies” means the Company’s public-facing and internal policies, notices, and statements concerning the privacy, security, or Processing of Personal Information.

(x) ”Company Products” means all material products, including proprietary Software products and related services of the Company that are currently offered, licensed, sold, distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of the Company or otherwise used in the operation of the business of the Company, or are currently under development and approved for commercialization.

(y) “Company PSU Award” means each award of restricted stock units covering shares of Company Common Stock, including any such restricted stock unit, whether granted pursuant to a Company Plan or otherwise, the vesting of which is tied, in whole or in part, to performance-based vesting conditions.

(z) “Company RSU Award” means each award of restricted stock units covering shares of Company Common Stock, including any such restricted stock unit, whether granted pursuant to a Company Plan or otherwise, the vesting of which is tied solely to service-based vesting conditions.

(aa) “Company Stockholders’ Meeting” means a special meeting of the Company’s stockholders for the sole purpose of considering and taking action upon this Agreement.

(bb) “Competition Laws” means Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization, lessening competition or restraint of trade and includes the HSR Act.

(cc) “Confidentiality Agreement” means that certain Confidentiality Agreement, dated as of January 29, 2025, by and between Alcon Vision, LLC and the Company, as amended from time to time.

(dd) “Contract Workers” means independent contractors, consultants, temporary employees, leased employees, or other service providers employed or used by the Company who are not (i) classified by the Company as employees or (ii) compensated by the Company through wages reported on a form W-2.

(ee) “Copyrights” means all copyrights and registrations and applications therefor, works of authorship and mask work rights.

(ff) “CVR Agreement” means a Contingent Value Rights Agreement substantially in the form attached hereto as Exhibit C, to be entered into between Parent and the Rights Agent, with such revisions thereto as may be requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any holder of a CVR.

(gg) “Data Room” means the information that is readable, printable and otherwise fully accessible to Parent and its Representatives in the electronic data room maintained by the Company as of 5 p.m. on the date immediately prior to the Execution Date.

(hh) “DPA” means Section 721 of the Defense Production Act of 1950, as amended (50 U.S.C. § 4565), and all rules and regulations thereunder, including those codified at 31 C.F.R. Part 800 et seq.

(ii) “Employment Laws” means, to the extent enacted prior to the Closing Date and as in effect on the Closing Date, all federal, state and local statutes, regulations, ordinances, and judicial and administrative orders and determinations concerning hiring, termination, collective bargaining, compensation, harassment, discrimination, and retaliation in employment, affirmative action, immigration, work authorization, terms and conditions of employment, payroll tax withholding and deductions, unemployment compensation, worker’s compensation, worker classification (including the proper classification of workers as Contract Workers and employees as exempt or non-exempt under applicable Laws), leaves of absences, privacy, records and files, social security contributions, wages, hours of work, occupational safety and health, and all other employment practices.

(jj) “Environmental Claim” means any Litigation or other written or oral notice alleging potential Liability arising out of, based on or resulting from (i) the presence or Release or threatened Release of any Environmental Material at a location, whether or not owned or operated by the party subject to the allegation or any of its Affiliates, or (ii) any violation, or alleged violation, of any Environmental Law.

(kk) “Environmental Laws” means any Law or Order relating to (i) the regulation of pollution, or protection of the environment, natural resources, or health and safety (with respect to Environmental Materials), or (ii) the handling, use, Release or threatened Release of any Environmental Material.

(ll) “Environmental Materials” means any substance, material or waste that is listed, characterized, defined, classified or regulated by any Environmental Law as hazardous, toxic, dangerous, a pollutant or contaminant, or words of similar meaning and effect, including (i) any petroleum or petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, polychlorinated biphenyls, radioactive materials or radon, or (ii) any other hazardous substance that may be regulated pursuant to any Environmental Law.

(mm) “ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

(nn) “ERISA Affiliate” means each Person that would be treated together with the Company or any of its Affiliates as a “single employer” within the meaning of Section 414 of the Code or Section 4001 of ERISA.

(oo) “FDA” means the United States Food and Drug Administration, or any successor agency.

(pp) “FDCA” means the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., as amended, and the regulations and guidance promulgated thereunder by the FDA.

(qq) “GAAP” means the United States Generally Accepted Accounting Principles.

(rr) “Good Clinical Practices” means the then-current standards, practices and procedures promulgated, endorsed or implemented by the FDA for the conduct of clinical trials as set forth in 21 C.F.R. Parts 50, 54, 56, and 812, all informal guidance addressing the subject matter therein, and comparable requirements of any Governmental Entity outside of the U.S.

(ss) “Good Manufacturing Practices” means the then-current standards for good manufacturing practices for medical devices set forth at 21 C.F.R. Part 820, all informal guidance addressing the subject matter therein, and comparable requirements of any Governmental Entity outside of the U.S.

(tt) “Government Official” means (i) any official, officer, employee or representative of, or any Person acting in an official capacity for or on behalf of, any Governmental Entity, (ii) any political party or party official or candidate for political office, or (iii) any company, business, enterprise or other entity owned, in whole or in part, or controlled by any Person described in the foregoing clauses (i) or (ii) of this definition.

(uu) “Governmental Entity” means any federal, state, local or foreign governmental or regulatory (including stock exchange) authority, agency, court, court commission, arbitral, legislative, executive or regulatory authority, or other governmental body.

(vv) “Healthcare Laws” means all Laws relating to the provision of healthcare, conduct of clinical trials and related services (but excluding Laws that generally also apply to Persons not engaged in such businesses), and including all such Laws applicable to the Company as currently operated and including any local, state or federal statutes or regulations, ordinances, orders, or guidance relating to Company Permits, Governmental Entity orders, conditions of participation, approvals or consents, and including all such Laws applicable to the development, manufacture, sale, distribution, and marketing of Medical Products including and relating, without limitation, to the following: (i) the FDCA; (ii) all legally binding ethical standards relating to human subject research and clinical trials, including without limitation the Federal Policy for the Protection of Human Subjects, 45 C.F.R. Part 46, the Informed Consent requirements of 21 C.F.R. Part 50, the requirements relating to Institutional Review Boards set forth in 21 C.F.R. Part 56, and the principles of the Declaration of Helsinki; (iii) 21 CFR Part 11; (iv) current Good Clinical Practices and Good Manufacturing Practices; (v) data integrity and informed consent; (vi) fraud and abuse and physician sunshine act Laws, including without limitation (a) the federal Anti-Kickback Statute, 42 USC 1320a-7b, 42 CFR 1001.952, (b) the federal prohibition on physician self-referrals, 42 USC 1395nn and 42 CFR Part 411 Subpart J; (c) the Civil Monetary Penalties Law, 42 USC 1320a-7a, (d) the False Claims Act, 31 USC 3729 et seq., (e) all criminal Laws relating to health care fraud and abuse, including but not limited to the health care fraud statutes set forth at 18 USC 286, 287, 1347 and 1349; (f) the Physician Payments Sunshine Act, 42 USC 1320a-7h, and any equivalents of the foregoing applicable under state Law; (vii) the federal exclusion law, 42 USC 1320a-7, (viii) HIPAA; (ix) Laws relating to billing or claims for reimbursement submitted to any third party payor; (x) state Laws which address the same subject matter in, or are substantially similar to, the federal Laws described above, and any Laws, not characterized above; and (xi) all regulations and guidance implemented pursuant to such Laws.

(ww) “HIPAA” means the Health Insurance Portability and Accountability Act of 1996, as amended by the HITECH Act, and all implementing regulations and guidance.

(xx) “Indebtedness” means, as to any Person, (i) the principal, accreted value, accrued and unpaid interest, prepayment and redemption premiums or penalties (if any), unpaid fees or expenses and other monetary obligations in respect of (A) indebtedness of such Person for borrowed money and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments for the payment of which such Person is responsible or liable; (ii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable and other accrued current liabilities arising in the ordinary course of business (other than the current liability portion of any indebtedness for borrowed money)); (iii) all obligations of such Person under leases required to be capitalized in accordance with GAAP; (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker’s acceptance or similar credit transaction; (v) all obligations of such Person under interest rate or currency swap transactions (valued at the termination value thereof); (vi) for any or all of the deferred purchase price of property or services, including “earnout” or similar payments or noncompete payments owed or potentially owed by such Person; (vii) any Liability of the type described in the preceding clauses (i) through (vi) that such Person has guaranteed, that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person; and (viii) any and all accrued interest, success fees, prepayment premiums, make whole premiums or penalties and fees or expenses associated with the prepayment of any Indebtedness of such Person; provided, however, that “Indebtedness” shall not include any liability of the Company incurred under any indication of interest.

(yy) “Intellectual Property” means (i) inventions and discoveries, whether patentable or not, and all invention disclosures, patents, patent applications and statutory invention registrations therefor, including divisions, continuations, continuations-in-part, renewals, extensions and reissues, (ii) trademarks, service marks, trade dress, logos, trade names, corporate names, domain names and other source identifiers and registrations and applications for registration thereof, (iii) copyrightable works, copyrights, Software (in source code and object code), databases, specifications and related items and registrations and applications for registration thereof, (iv) trade secrets under applicable Law, including confidential and proprietary information and know how, and (v) all proprietary rights in any of the foregoing. Intellectual Property shall include all Patents, Marks, Copyrights and Trade Secrets.

(zz) “IRS” means the U.S. Internal Revenue Service.

(aaa) “Knowledge” or “knowledge” means (i) with respect to the Company, the actual knowledge of the individuals listed on Section 8.5(aaa) of the Company Disclosure Schedule, after reasonable inquiry and (ii) with respect to Parent, the actual knowledge of Jeffrey Prokop, after reasonable inquiry.

(bbb) “Law” means any federal, state, local, or foreign law, statute, regulation, rule, ordinance, order, memorandum, directive, or constitution.

(ccc) “Liability” means any direct or indirect liability, Indebtedness, claim, loss, damage, deficiency, obligation or responsibility, fixed or unfixed, liquidated or unliquidated, secured or unsecured, matured or unmatured, determined or determinable, accrued or unaccrued, absolute or contingent and whether in contract, tort, strict liability or otherwise, and including all costs and expenses relating thereto including all fees, disbursements and expenses of legal counsel, experts, engineers and Contract Workers and costs of investigation.

(ddd) “Lien” means any liens, covenants, charges, security interests, options, claims, mortgages, pledges, encumbrances or other restrictions of any nature whatsoever.

(eee) “Litigation” means any action, claim, suit, proceeding, citation, summons, subpoena, inquiry or investigation of any nature, civil, criminal or regulatory, in law or in equity, by or before any Governmental Entity or arbitrator (including worker’s compensation claims).

(fff) “Marks” means all trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, internet domain names and corporate names and general intangibles of a like nature, together with the goodwill associated with any of the foregoing, and all applications, registrations and renewals thereof.

(ggg) “Material Adverse Effect” means, (x) with respect to the Company, any fact, circumstance, event, change, development, condition, occurrence or effect or combination of the foregoing that, individually or in the aggregate, is materially adverse to the business, results of operations or financial condition of the Company, taken as a whole, and (y) with respect to Parent, any fact, circumstance, event, change, development, condition, occurrence or effect or combination of the foregoing that, individually or in the aggregate, materially impairs the ability of Parent or Merger Sub to consummate the transactions contemplated hereby, prevents or materially delays or materially impairs the ability of Parent or Merger Sub to perform their obligations hereunder or to consummate the Merger or the other transactions contemplated hereby; provided, however, that, with respect to clause (x) only, no fact, circumstance, event, change, development, condition, occurrence or effect or combination of the foregoing directly or indirectly arising out of, attributable to or resulting from any of the following shall be deemed to constitute, or be taken into account in determining whether there has been or would or could be, a Material Adverse Effect:

(i) any change generally affecting the industries in which such Person operates or general economic conditions (including changes in commodity prices) or in the financial, debt, banking, capital, credit or securities markets, or in interest or exchange rates, in each case, in the United States or elsewhere in the world, except to the extent such Persons and its Subsidiaries are disproportionately affected thereby as compared to other similarly situated Persons operating in the industries in which such Person operates;

(ii) the announcement of the execution of this Agreement or the pendency of the transactions contemplated hereby, including the initiation of litigation by any Person with respect to this Agreement or the transactions contemplated hereby, and including any termination of, reduction in or similar negative impact on relationships, contractual or otherwise, with any customers, suppliers, distributors, partners or employees of the Company due to the announcement and performance of this Agreement or the identity of the parties to this Agreement, or the performance of this Agreement and the transactions contemplated hereby, including compliance with the covenants set forth herein;

(iii) fluctuations in the price or trading volume of the common shares of such Person; provided, that the exception in this clause (iii) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, development, condition, occurrence or effect underlying such fluctuation has resulted in, or contributed to, a Material Adverse Effect with respect to such Person;

(iv) any changes in applicable Law or in GAAP (or the interpretation thereof) after the date hereof;

(v) any failure by such Person to meet any published analyst estimates or expectations of such Person’s revenue, earnings or other financial performance or results of operations for any period or any failure by such Person to meet its internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations; provided, that the exception in this clause (v) shall not prevent or otherwise affect a determination that any fact, circumstance, event, change, development, condition, occurrence or effect underlying such failure has resulted in, or contributed to, a Material Adverse Effect with respect to such Person;

(vi) any acts of God, natural disasters, epidemic, pandemic or disease outbreak, except to the extent such Persons and their respective Subsidiaries are disproportionately affected thereby as compared to other similarly situated Persons operating in the industries in which such Person operates;

(vii) political, geopolitical, social or regulatory conditions, including any outbreak, continuation or escalation of any military conflict, declared or undeclared war, armed hostilities, civil unrest, public demonstrations or acts of foreign or domestic terrorism or sabotage (including hacking, ransomware or any other electronic attack), or any escalation or worsening of any such conditions, except to the extent such Persons and their respective Subsidiaries are disproportionately affected thereby as compared to other similarly situated Persons operating in the industries in which such Person operates;

(viii) any action taken by the Company which is required by this Agreement or the failure to take any action prohibited by this Agreement;

(ix) any matter set forth in Section 8.5(ggg) of the Company Disclosure Schedules; or

(x) any actions taken (or omitted to be taken) at the written request of Parent or to which Parent has consented.

(hhh) “Milestone Notice” has the meaning given to such term in the CVR Agreement.

(iii) “Nasdaq” means The Nasdaq Stock Market LLC.

(jjj) “Non-Employee Company Equity Award Holder” means any Company Equity Award Holder who is not an employee of the Company or its Subsidiaries or former employee of the Company or its Subsidiaries as of the Effective Time.

(kkk) “Open Source Software” means any Software that is distributed as “free software,” “open source software,” or pursuant to any license identified as an “open source license” by the Open Source Initiative (www.opensource.org/licenses) or other license that substantially conforms to the Open Source Definition (opensource.org/osd) (including the GNU General Public License (GPL), GNU Lesser General Public License (LGPL), GNU Affero General Public License (AGPL), MIT License (MIT), Apache License, Artistic License, and BSD Licenses).

(lll) “Order” means any order, judgment, writ, assessment, injunction, judgment, award, decree, undertaking, stipulation, ruling or other requirement entered, issued, made or rendered by any court, administrative agency, arbitration tribunal or other Governmental Entity of competent jurisdiction.

(mmm) “Parent Organizational Documents” means the certificate of incorporation and bylaws, each as amended as of the date of this Agreement, of each of Parent and Merger Sub.

(nnn) “Patents” means all patents and applications therefor, including continuations, divisionals, continuations-in-part, reexaminations or reissues of patent applications and patents issuing thereon, and all similar rights arising under the Laws of any jurisdiction.

(ooo) “Permitted Liens” shall mean (i) mechanics’, carriers’, workers’ or repairmen’s Liens arising in the ordinary course of business and securing payments or obligations arising or incurred in the ordinary course of business that are not delinquent; (ii) Liens for Taxes, assessments and other governmental charges that are not due and payable or are being contested in good faith and for which adequate reserves are maintained in accordance with GAAP and for which documentation has been provided in the Data Room; (iii) with respect to real property, Liens that arise under zoning, planning, entitlement, land use restrictions, building codes and other similar Laws, if any, which do not materially and adversely impact the Company’s conduct of its business or the marketability, value, or use of the property subject thereto as used as if the Execution Date and as contemplated in the Transaction Documents; (iv) the terms and conditions of the leases, subleases, licenses, sublicenses or other occupancy agreements provided in the Data Room pursuant to which the Company is a tenant, subtenant or occupant (other than in connection with any breach thereof) that do not, and would not be reasonably expected to, materially detract from the use or operation of the property subject thereto as currently used or operated by the Company or as contemplated in the Transaction Documents; (v) licenses to Intellectual Property granted in the ordinary course of business; (vii) Liens related to debts specifically reflected in the financial statements of the Company; (viii) Liens that arise under leasing arrangements for which documentation is provided in the Data Room relating to equipment or other personal property transferred, in each case, which do not adversely impair the marketability, value, or use of the property subject thereto as of the Execution Date or as contemplated in the Transaction Documents.

(ppp) “Person” means any natural person, firm, individual, partnership, joint venture, business trust, trust, association, corporation, company, unincorporated entity, limited liability company, or Governmental Entity.

(qqq) “Personal Information” means any information that is considered “personally identifiable information,” “protected health information,” “personal information,” or “personal data” under applicable Laws.

(rrr) “President” means the President of the United States of America.

(sss) “Privacy Laws” means all applicable Laws issued by any Governmental Entity concerning the privacy, security, or Processing of Personal Information (including Laws of jurisdictions where Personal Information was collected), including, as applicable, data breach notification Laws, consumer protection Laws, Laws concerning requirements for website and mobile application privacy policies and practices, Social Security number protection Laws, data security Laws, and Laws concerning email, text message, or telephone communications. Without limiting the foregoing, Privacy Laws include: the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act of 2003, the Children’s Online Privacy Protection Act, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act of 2020, the Computer Fraud and Abuse Act, the Electronic Communications Privacy Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, HIPAA, the Gramm-Leach-Bliley Act, the Family Educational Rights and Privacy Act, the GDPR, and all other similar international, federal, state, provincial, and local Laws.

(ttt) “Processing” means any operation performed on Personal Information, including the collection, creation, receipt, access, use, handling, compilation, analysis, monitoring, maintenance, retention, storage, transmission, transfer, protection, disclosure, distribution, destruction, or disposal of Personal Information.

(uuu) “Proxy Statement” means the proxy statement of the Company to be filed with the SEC for use in connection with the solicitation of proxies from the stockholders of the Company in connection with the Merger and the Company Stockholders’ Meeting.

(vvv) “Regulatory Approval” means (i) in the United States, approval or clearance of a Medical Product granted by the FDA, as evidenced by an approval order issued by the FDA of a premarket approval application or premarket approval supplement or clearance of a premarket notification submission under Section 510(k) of the FDCA, or (ii) in the European Union, affixation of the CE Mark in accordance with applicable Law related to medical devices in the European Union, in each case, to market and sell any Company Product in the United States or the European Union, respectively, for the intended indications. For the avoidance of doubt, an “approvable letter” or similar communication published by the FDA shall not constitute approval for purposes of the foregoing.

(www) “Release” means any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, disposal, release or migration into, through or upon the indoor or outdoor environment.

(xxx) “Rights Agent” means a rights agent mutually agreeable to Parent and the Company with respect to the CVRs.

(yyy) “Sanctioned Jurisdiction” means a country, state, territory, region, or government thereof which is subject to comprehensive economic or trade restrictions under applicable export control and sanctions Laws, which may change from time to time (currently Cuba, Iran, North Korea, Syria, Venezuela, the Crimea region of Ukraine, the non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, and the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic regions of Ukraine).

(zzz) “Sanctioned Party” means (i) any Person that is designated under or the subject or target of any export control or sanctions Laws, including but not limited to the Specially Designated Nationals and Blocked Persons List, Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List of the U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”); the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security (“BIS”); the Debarred List of the U.S. Department of State’s Directorate of Defense Trade Controls; any list of sanctioned Persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Cuba, Iran, or Russia; any list of sanctioned Persons administered and maintained by His Majesty’s Treasury of the United Kingdom, the European Union, or the United Nations Security Council; (ii) any Person located, organized, or ordinarily resident in, a Sanctioned Jurisdiction; or (iii) any individual or entity that is owned, directly or indirectly, or otherwise controlled by a Person or Persons described in clause (i) or (ii) such that the individual or entity is subject to the same restrictions or prohibitions as the Person(s) referred to in such clauses.

(aaaa) “Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (iv) all documentation including user manuals and other training documentation related to any of the foregoing.

(bbbb) “SOX” means the Sarbanes-Oxley Act of 2002, and the rules and regulations promulgated thereunder.

(cccc) “Subsidiary” means with respect to any Person (i) any corporation, limited liability company, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees of the corporation, limited liability company, association or other business entity is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other

Subsidiaries of that Person (or a combination thereof), (ii) any partnership (x) the sole general partner or the managing general partner of which is such Person or a Subsidiary of such Person or (y) the only general partners of which are that Person or one or more Subsidiaries of that Person (or any combination thereof) or (iii) any limited liability company the managing member interest of which is directly or indirectly owned or controlled by such Person.

(dddd) “Tax” or “Taxes” means any U.S. federal, state, local or non-U.S. or other tax and other charges, fees, duties (including customs duty), levies or similar assessments imposed by a Governmental Entity (however denominated), including, but not limited to, any income, alternative minimum, accumulated earnings, personal holding company, franchise, capital stock, net worth, capital, profits, windfall profits, gross receipts, value added, sales, use, excise, custom duties, transfer, conveyance, mortgage, registration, stamp, documentary, recording, premium, severance, environmental, real and personal property, ad valorem, intangibles, rent, occupancy, license, occupational, employment, unemployment insurance, social security, disability, workers’ compensation, payroll, health care, withholding, estimated or other similar tax, governmental charge or assessment or deficiencies thereof (including all interest, fines and penalties thereon and additions thereto).

(eeee) “Tax Return” means any return, report, declaration, form, filing, notice, statement, election, estimate, claim for refund or information return relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, in each case filed or required to be filed with any Governmental Entity under U.S. federal, state, local or foreign Tax Law (in each case, whether in written, electronic or other form).

(ffff) “Third Party” means any Person other than Parent, Merger Sub, the Company, the Surviving Corporation or any of their Affiliates.

(gggg) “Trade Secrets” means discoveries, concepts, ideas, research and development, know-how, formulae, inventions, compositions, manufacturing and production processes and techniques, technical data, procedures, designs, drawings, specifications, databases, and other proprietary or confidential information, including customer lists, supplier lists, pricing and cost information, and business and marketing plans and proposals, in each case excluding any rights in respect of any of the foregoing that comprise Copyrights or Patents (other than unpublished patent applications).

(hhhh) “Transaction Documents” means this Agreement, the Confidentiality Agreement, the Voting Agreement, the CVR Agreement, the Certificate of Merger and each other agreement, document, certificate or instrument required to be executed and delivered in connection with this Agreement, the CVR Agreement, the Certificate of Merger or the closing of the transactions contemplated herein.

(iiii) “Treasury Regulations” means the regulations promulgated under the Code.

8.6 Headings.

The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.7 Counterparts.

This Agreement may be executed in two or more counterparts, each of which shall be deemed an original but all of which shall be considered one and the same agreement.

8.8 Entire Agreement.

This Agreement and the Confidentiality Agreement constitute the entire agreement, and supersede all prior agreements and understandings (written and oral), among the parties with respect to the subject matter of this Agreement.

8.9 Severability.

If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void, unenforceable or against its regulatory policy, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

8.10 Governing Law.

This Agreement shall be governed, construed and enforced in accordance with the Laws of the State of Delaware without giving effect to the principles of conflicts of law thereof.

8.11 Assignment.

Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties; provided that Parent may assign this Agreement to any of its Subsidiaries, or to any lender to Parent or any Subsidiary or affiliate thereof as security for obligations to such lender, and provided, further, that no assignment to any such lender shall in any way affect Parent’s obligations or liabilities under this Agreement.

8.12 Parties in Interest.

This Agreement shall be binding upon and inure solely to the benefit of each party to this Agreement and their permitted assignees, and (other than Section 5.7) nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. Without limiting the foregoing, no direct or indirect holder of any equity interests or securities of any party to this Agreement (whether such holder is a limited or general partner, member, stockholder or otherwise), nor any affiliate of any party to this Agreement, nor any director, officer, employee, representative, agent or other controlling Person of each of the parties to this Agreement and their respective affiliates shall have any liability or obligation arising under this Agreement or the transactions contemplated hereby.

8.13 Specific Performance.

The parties hereto agree that irreparable damage would occur and that the parties would not have any adequate remedy at law in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and it is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, in accordance with this Section 8.13 in the Court of Chancery of the State of Delaware or, if such court lacks subject matter jurisdiction, any other court of the State of Delaware or, to the extent permitted by law, in a federal court sitting in the State of Delaware, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that (a) either party has an adequate remedy at law or (b) an award of specific performance is not an appropriate remedy for any reason at law or equity. Each party hereto further agrees that no party shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.13, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

8.14 Third-Party Beneficiaries.

Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Effective Time occurs, (A) the right of the Company’s stockholders to receive the Merger Consideration in accordance with the terms of this Agreement and (B) the right of the holders of Company Common Stock, Series A Preferred Stock and Company Warrants to receive the consideration contemplated by Article II of this Agreement following the Effective Time in accordance with the terms of this Agreement; (ii) the provisions set forth in Section 5.7 of this Agreement (which are intended for the benefit of each Indemnified Party, each of whom will be third party beneficiaries of these provisions); and (iii) the limitations on liability of the Company Related Parties set forth in Section 8.1(d).

8.15 No Recourse.

This Agreement may only be enforced against, and any claims or causes of action that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement may only be made against the entities that are expressly identified as parties hereto and no past, present or future affiliate, director, officer, employee, incorporator, member, manager, partner, stockholder, agent, attorney or other representative of any party hereto has any liability for any obligations or liabilities of the parties to this Agreement or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby.

8.16 Jurisdiction.

(a) The parties hereto submit to the personal jurisdiction of the Court of Chancery of the State of Delaware (or, if such court lacks subject matter jurisdiction, the state and federal courts in the State of Delaware), and any appellate court therefrom, and hereby irrevocably and unconditionally agree that any and all claims arising under or with respect to this Agreement may be heard and determined exclusively in the aforementioned courts, and each party irrevocably submits to the exclusive jurisdiction and venue of such courts in any such action or proceeding and irrevocably waives the defense of an inconvenient forum and all other defenses to venue in any such court in any such action or proceeding. The parties hereto agree that a final judgment in any such claim is conclusive and may be enforced in any other jurisdiction by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto irrevocably and unconditionally waives, to the fullest extent it may legally and effectively do so, any objection which it may now or hereafter have to the laying of venue of any suit, action or proceeding arising out of or relating to this Agreement or any related matter in the aforementioned courts and the defense of an inconvenient forum to the maintenance of such claim in any such court.

(c) Each of the parties hereto agrees that service of process, summons, notice or document by registered mail addressed to it at the applicable address set forth in Section 8.4 shall be effective service of process for any claim arising under or with respect to this Agreement brought in any of the aforementioned courts.

8.17 Waiver of Jury Trial.

TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY IRREVOCABLY WAIVES AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON, OR IN CONNECTION WITH, THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 8.17 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

******

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

LENSAR, INC.

By:	/s/ Nicholas T. Curtis
Name: Nicholas T. Curtis
Title: Chief Executive Officer

[Signature page to Agreement and Plan of Merger]

ALCON RESEARCH, LLC

By:	/s/ Laurent Attias
Name: Laurent Attias
Title: SVP, Head of Corporate Strategy, BD&L and M&A

VMI OPTION MERGER SUB, INC.

By:	/s/ Laurent Attias
Name: Laurent Attias
Title: SVP, Head of Corporate Strategy, BD&L and M&A

[Signature page to Agreement and Plan of Merger]

Exhibit A

Voting Agreement

Exhibit A to Agreement and Plan of Merger

Exhibit B

Form of A&R Certificate of Incorporation of Surviving Corporation

Exhibit B to Agreement and Plan of Merger

Exhibit C

Form of Contingent Value Rights Agreement

FORM OF

CONTINGENT VALUE RIGHTS AGREEMENT

by and between

ALCON RESEARCH, LLC

and

[RIGHTS AGENT]

Dated as of [⚫], 2025

Section 7.7. Governing Law	20
Section 7.8. Consent to Jurisdiction	20
Section 7.9. WAIVER OF JURY TRIAL	21
Section 7.10. Counterparts	21

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of [⚫], 2025, by and between Alcon Research, LLC, a Delaware limited liability company (“Parent”), and [⚫], a [⚫], as Rights Agent (the “Rights Agent”).

RECITALS

WHEREAS, Parent, VMI Option Merger Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Parent (“Merger Sub”), and LENSAR, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger, dated as of March 23, 2025 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”); and capitalized terms herein are defined in this Agreement, or if not defined in this Agreement, such terms are defined in the Merger Agreement;

WHEREAS, pursuant to the Merger Agreement, among other things, Merger Sub shall merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger, whereby (i) each issued and outstanding share of common stock of the Company, par value $0.01 per share (“Company Common Stock”), as of the Effective Time (other than Dissenting Shares) will be converted into the right to receive (A) $14.00 per share, in cash, without interest and (B) one contingent value right (a “CVR”), which shall represent, subject to the terms set forth in this Agreement, the right to receive the Milestone Payment (as defined below) (clauses (A) and (B), collectively, the “Merger Consideration”), and (ii) the Company shall continue as a wholly-owned subsidiary of Parent; and

WHEREAS, as an integral part of the consideration of the Merger, pursuant to and subject to the terms and conditions of the Merger Agreement, (i) holders of Company Common Stock (other than Dissenting Shares), including holders of Company Warrants, if exercised, (ii) holders of Series A Preferred Stock, (iii) holders of Company Options, (iv) holders of Company RSU Awards, and (v) holders of Company PSU Awards (such Company Options, Company RSU Awards and Company PSU Awards, collectively, the “Company Equity Awards”) will become entitled to receive up to one contingent cash payment equal to the Milestone Payment per CVR they receive, such payments being contingent upon, and subject to, the achievement of the Milestone (as defined below) prior to the earlier of the Milestone Deadline Date and the Termination (as defined below), subject to and in accordance with the terms of this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the Transactions, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

ARTICLE 1. DEFINITIONS

Section 1.1. Defined Terms.

“Acting Holders” means, at the time of determination, Holders of not less than 60% of the outstanding CVRs as set forth on the CVR Register.

“Calendar Year” means each respective period of twelve (12) consecutive months beginning on January 1 and ending on December 31.

“Carve-Out Transaction” means any transaction (including a sale or other disposition of assets, merger or consolidation, sale of equity interests or exclusive licensing transaction) pursuant to which all or substantially all of the rights to the Product are sold, exclusively licensed or otherwise transferred, directly or indirectly, to, or acquired by, directly or indirectly, a Person other than Parent or any of its Subsidiaries. For clarification, any (a) Change of Control or (b) transactions with any third party service provider (e.g., contract manufacturers), in each case, shall not constitute a Carve-Out Transaction.

“Change of Control” means (a) a sale or other disposition of all or substantially all of the assets of Parent on a consolidated basis (other than to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving Parent in which Parent is not the surviving entity (other than related to an internal restructuring where the surviving entity is an Affiliate of Parent), or (c) any other transaction involving Parent in which Parent is the surviving or continuing entity but in which the stockholders of Parent immediately prior to such transaction (as stockholders of Parent) own less than fifty percent (50%) of Parent’s voting power (or the voting power of the surviving entity, the acquiring entity or a parent or holding company of the acquiring entity) immediately after such transaction, in the case of each of the foregoing clauses (a), (b) and (c), whether effected directly or indirectly, and whether effected in a single transaction or a series of related transactions.

“Company Equity Award CVR” means a CVR received by a Holder in respect of a Company Equity Award.

“Company Equity Award Holder” means the Holders of CVRs granted with respect to Company Equity Awards.

“CVRs” means the contractual rights of Holders to receive contingent cash payments under the terms and conditions of the Merger Agreement and this Agreement.

“DTC” means The Depository Trust Company or any successor entity thereto.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“Milestone” means the occurrence of 614,000 cumulative Milestone Procedures.

“Milestone Deadline Date” means December 31, 2027.

“Milestone Payment” means an amount equal to $2.75 per CVR, payable in cash, without interest thereon, which shall become payable upon the occurrence of the Milestone.

“Milestone Period” means the time period between January 1, 2026 through December 31, 2027.

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“Milestone Procedure” means each disposable patient interface device kit for use with any Product (each, a “PID”) or, to the extent a cataract procedure does not use a separate disposable patient interface device kit, each license certificate to perform a cataract procedure, operation or other treatment that may be performed on any Product or application thereon (each, a “License Certificate”) (including, in each case any current or future application thereof) sold to any party (other than Parent or its Affiliates, and including, for the avoidance of doubt, any distributors) in the world during the Milestone Period, net of (i) any full refunds for procedures otherwise included in the definition of “Milestone Procedure” or (ii) PIDs (or, as applicable, License Certificates) used for training purposes in the ordinary court of business consistent with past practice. For the avoidance of doubt, (1) there can only be one License Certificate/PID per cataract procedure that is counted as a “Milestone Procedure” and (2) PIDs or License Certificates sold include any PIDs or License Certificates that are included in any bundle, discount, promotion, or similar arrangement, whether or not such PIDs or License Certificates are independently sold for consideration.

“Milestone Statement” means a written statement of Parent, certified by an authorized officer of Parent, setting forth with reasonable detail the number of Milestone Procedures during each Calendar Year during the Milestone Period.

“Non-Employee Company Equity Award Holder” means any Company Equity Award Holder who is not an employee of the Company or its Subsidiaries or former employee of the Company or its Subsidiaries as of the Effective Time.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer, or the secretary, in each case of Parent, in his or her capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy, (b) by instrument to an inter vivos or testamentary trust in which the CVRs are to be passed to beneficiaries of the Holder upon the death of the Holder, (c) pursuant to an Order, (d) by operation of law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation, or termination of any corporation, limited liability company, partnership, or other entity, (e) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC, or (f) as provided in Section 2.5.

“Product” means the LENSAR Laser System and ALLY Robotic Cataract Laser System, and each other product distributed, hosted, maintained or supported, or otherwise provided or made available by or on behalf of the Company or otherwise used in the operation of the business of the Company, or are currently under development and approved for commercialization, in each case, as of immediately prior to the Effective Time, and, in each case, each other future product based thereupon or derived therefrom, in each case, net of returns, credits or kits used for training.

“Selling Entity” means (i) prior to the Effective Time, the Company and each of its Affiliates, licensees, sublicensees, and agents with respect to rights to develop or commercialize any Product (including any PID or License Certificate), and any direct or indirect transferee, successor, or assignee (including through any change of control) of the rights to sell the Product (including any PID or License Certificate) of any of the foregoing (but not a distributor of the Product (including any PID or License Certificate) acting in the capacity of a distributor and not otherwise an Assignee), and (ii) on and following the Effective Time, Parent, any Assignee, and each of their respective Affiliates, licensees, sublicensees, and agents with respect to rights to develop or commercialize the Product (including any PID or License Certificate), and any direct or indirect transferee, successor, or assignee (including through any change of control) of the rights to sell the Product (including any PID or License Certificate) of any of the foregoing (but not a distributor of the Product (including any PID or License Certificate) acting in the capacity of a distributor).

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“Term” means the period beginning at the Effective Time and ending on (x) the expiration of the Review Request Period if, upon such expiration, the Acting Holders have not requested a review in accordance with Section 4.4, (y) if the Acting Holders have requested a review in accordance with Section 4.4 and, in connection with such review, the Milestone was determined to not be achieved, the fifth Business Day following the delivery of the written report of the Independent Accountant’s findings and conclusion pursuant to Section 4.4(c) or (z) the receipt by the Rights Agent of payment by Parent of the full amount of all Milestone Payments required to be paid under the terms of this Agreement.

Section 1.2. Additional Interpretations. Unless otherwise specified in this Agreement:

(a) Currency. Any reference in this Agreement to $ means U.S. dollars. Any amounts of cash that a Person is entitled to receive under this Agreement will be rounded down to the nearest cent.

(b) Calculation of Time Period.

(i) Whenever this Agreement refers to a number of days, such number will refer to calendar days unless Business Days are specified.

(ii) Whenever any action must be taken under this Agreement on or by a day that is not a Business Day, then such action may be validly taken on or by the next day that is a Business Day.

(iii) References from or through any date mean from and including or through and including, respectively.

(iv) When calculating the period of time within which, or following which, any action is to be taken pursuant to this Agreement, the date that is the reference day in calculating such period will be excluded.

(c) Laws, Governmental Entities, Persons. Any reference to any Law will be deemed also to refer to all rules and regulations promulgated thereunder. Any reference in this Agreement to (i) a specific rule, regulation, or section or subsection of any Law will be deemed to refer to any amendment or successor provision to such rule, regulation, or section or subsection of such Law, (ii) any Governmental Entity, will be deemed to refer to any successor to such Governmental Entity, and (iii) any Person includes the predecessors, permitted successors and permitted assigns of that Person.

(d) Subsidiaries. All references in this Agreement to the Subsidiaries of a Person will be deemed to include all direct and indirect Subsidiaries of such Person unless otherwise indicated or the context otherwise requires.

(e) Gender and Number. Any reference to gender will include all genders, and words imparting the singular number only will include the plural and vice versa.

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(f) Definitions. All definitions set forth herein are deemed applicable whether the words defined are used herein in the singular or in the plural and correlative forms of defined terms have corresponding meanings.

(g) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections, and other subdivisions, and the insertion of headings are for convenience of reference only and will not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(h) Drafting.

(i) “Including”. The word “including” or any variation thereof means “including, without limitation” and will not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(ii) “Or”. The word “or” will be disjunctive but not exclusive.

(iii) “Extent”. When used herein, the word “extent” and the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such word or phrase shall not simply mean “if.”

ARTICLE 2. CONTINGENT VALUE RIGHTS

Section 2.1. CVRs. The CVRs represent the contractual rights of the respective Holders to receive a one-time contingent cash payment pursuant to the Merger Agreement and this Agreement. The initial Holders will be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders will be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 2.2(a)(i).

Section 2.2. CVR Register; Registration; Transferability.

(a) List of Holders and the CVR Register.

(i) Parent will furnish or cause to be furnished to the Rights Agent (A) in such form as Parent receives from the Company’s transfer agent (or other agent performing similar services for the Company with respect to the Company Shares), the names and addresses of the Holders of such securities within thirty (30) Business Days after the Effective Time, and (B) in the case of Holders of Company Equity Award CVRs, the names and addresses of the Holders of such securities set forth in the books and records of the Company at the Effective Time and in accordance with the terms of the Merger Agreement.

(ii) The Rights Agent will keep a register (the “CVR Register”) for the purpose of (i) identifying the Holders of CVRs and (ii) registering CVRs in a book-entry position for each Holder and Permitted Transfers of CVRs as provided in this Agreement.

(iii) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is authorized to, and will promptly, record the change of address in the CVR Register.

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(b) Book-Entry.

(i) The CVRs will not be evidenced by a certificate or other instrument.

(ii) With respect to CVRs that are to be issued to the holders of Company Shares held in book-entry form through DTC on behalf of street holders immediately prior to the Effective Time, the CVR Register will initially show one position for Cede & Co. (as nominee of DTC) representing all such CVRs. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs unless and until such CVRs are transferred into the name of such street name holders in accordance with Section 2.2(c)(i).

(c) Transfers.

(i) Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered, or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such attempted sale, assignment, transfer, pledge, encumbrance, or disposal that is not a Permitted Transfer will be null and void.

(ii) Required Documentation for Permitted Transfers. Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder of such CVR, the Holder’s attorney duly authorized in writing, the Holder’s personal representative, or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent will, subject to its reasonable determination that the transfer instrument is in proper form, in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if the Rights Agent so reasonably determines that it does so comply, the Rights Agent will register the transfer of the CVRs in the CVR Register and notify Parent of the same. No service charge will be made for any registration of transfer of a CVR, but the Rights Agent may require payment of a sum sufficient to cover any stamp or other Tax or governmental charge that is imposed in connection with any such registration of transfer. The Rights Agent will have no duty or obligation to take any action under any section of this Agreement (other than as provided in Section 2.3(f)) that requires the payment of applicable Taxes or governmental charges by Parent (or its Affiliates) or a Holder unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register will be the valid obligations of Parent and will entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR will be valid unless and until registered in the CVR Register.

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Section 2.3. Payment and Related Procedures.

(a) If the Milestone is achieved on or prior to the earlier of the Milestone Deadline Date and the Termination, then (i) on or prior to the date that is sixty (60) days following the achievement of the Milestone (such date, the “Milestone Payment Date”), Parent shall deliver to the Rights Agent (x) a written notice indicating that the Milestone has been achieved (the “Milestone Achievement Notice”) and an Officer’s Certificate certifying that the Holders are entitled to receive the Milestone Payment and (y) any letter of instruction reasonably requested by the Rights Agent, (ii) Parent shall deliver to the Rights Agent the payment required by Section 2.3(b), and (iii) Parent shall cause the Company Equity Award Milestone Payments (as defined below) to be paid to the Holders of Company Equity Award CVRs pursuant to Section 2.3(d) of this Agreement and Section 2.6 of the Merger Agreement.

(b) Parent will promptly, and in any event within five Business Days after delivering such Milestone Achievement Notice, deposit with the Rights Agent cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, in an amount equal to (i) the aggregate amount necessary to pay the Milestone Payment to the benefit of all the Holders of CVRs less (ii) than the portion of the Milestone Payment to be paid in respect of Company Equity Award CVRs (the “Company Equity Award Milestone Payments”), which Company Equity Award Milestone Payments shall be retained by Parent for payment pursuant to Section 2.3(d) of this Agreement and Section 2.6 of the Merger Agreement; provided, however, that, at the option of the Surviving Corporation, with respect to any Non-Employee Company Equity Award Holder, the Company Equity Award Milestone Payment to such Holder may be paid by the Rights Agent hereunder. For clarity, if the Milestone has not been achieved prior to the Milestone Deadline Date, then Parent will not be required to make any payment to the Rights Agent or the Holders pursuant to this Agreement in respect of such Milestone.

(c) The Rights Agent will promptly, and in any event within 10 Business Days of receipt of the Milestone Achievement Notice, send each Holder at its registered address a copy of such Milestone Achievement Notice; it being understood that unless and until a Milestone Achievement Notice is received by the Rights Agent, the Rights Agent may presume conclusively for all purposes that no such event has occurred or has been achieved that would require the Milestone Payment.

(d) Following receipt by the Rights Agent of the Milestone Payment deposit by Parent under Section 2.3(b), the Rights Agent will promptly, and in any event within five Business Days after receipt of such deposit, pay the Milestone Payment to each Holder (other than the Company Equity Award Holders to be paid through Parent’s, the Surviving Corporation’s or such Affiliate’s payroll system or accounts payable system (“Payroll System”) pursuant to this Section 2.3(d)) in accordance with Section 2.3(b) (i) by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. New York City time on the date of the Milestone Achievement Notice, or (ii) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate who has provided the Rights Agent wiring instructions in writing as of the close of business on the date of the Milestone Achievement Notice, by wire transfer of immediately available funds to the account specified on such instructions. With respect to the Company Equity Award Milestone Payments payable to Company Equity Award Holders (other than any Non-Employee Company Equity Award Holder that the Surviving Corporation has elected to have paid by the Rights Agent pursuant to Section 2.3(b)), Parent shall, as soon as reasonably practicable following the delivery of the Milestone Achievement Notice (but in any

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event no later than the next regularly scheduled payroll date that is not less than ten Business Days after delivering such Milestone Achievement Notice to the Rights Agent), pay, or cause the Surviving Corporation or an Affiliate thereof to pay through Parent’s, the Surviving Corporation’s or such Affiliate’s Payroll System (and subject to any applicable withholding Taxes pursuant to Section 2.3(f) of this Agreement and Section 2.15 of the Merger Agreement), the applicable Company Equity Award Milestone Payment payable to each such Company Equity Award Holder; provided that any Company Equity Award Milestone Payment that becomes payable pursuant to this Agreement will be paid no later than March 15th of the Calendar Year following the Calendar Year in which the Milestone is determined to be achieved.

(e) With respect to any payments to be made under this Section 2.3, the Rights Agent will accomplish the payment to any former street name holders of the Company Shares by sending a lump sum payment to DTC and the Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of CVRs to be received by any former holders of the Company Equity Awards pursuant to the Merger Agreement, such Company Equity Award CVRs will be registered in the name and address of the Holder of such Company Equity Awards as set forth in the records of the Company at the Effective Time.

(f) Parent, its Affiliates (including the Surviving Corporation), and the Rights Agent will be entitled to, and Parent will instruct the Rights Agent or its applicable Affiliate to, deduct or withhold from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations, or any other applicable Tax Law. With respect to Company Equity Award Holders (other than any Non-Employee Company Equity Award Holder that the Surviving Corporation has elected to have paid by the Rights Agent pursuant to Section 2.3(b)), any such Tax withholdings may be made, or caused to be made, by Parent, the Surviving Corporation or an Affiliate through the Payroll System. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than any Company Equity Award Holder to be paid through the Payroll System), the Rights Agent will (and Parent will instruct the Rights Agent to) use reasonable efforts to solicit from such Holder (other than any Company Equity Award Holder to be paid through the Payroll System) an IRS Form W-9, W-8BEN, W-8BEN-E, or other applicable Tax form within a reasonable amount of time in order to provide the opportunity for the Holder to provide such Tax forms to eliminate or reduce any required Tax withholding. Parent shall, or shall cause its applicable Affiliate or the Rights Agent to, take all action that may be necessary to ensure that any amounts deducted or withheld in respect of Taxes are promptly and properly remitted to the appropriate Governmental Entity. To the extent any such amounts are so deducted or withheld and properly remitted, such amounts will be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Person to whom such amounts would otherwise have been paid. Parent will (or will instruct its applicable Affiliate or, other than with respect to any IRS Form W-2, the Rights Agent to) deliver to the Person to whom such amounts would otherwise have been paid an original IRS Form 1099, IRS Form 1042-S or IRS Form W-2 (with respect to Company Equity Award Milestone Payments), as applicable, or other reasonably acceptable evidence of such withholding. In no event will the Rights Agent have any duty, obligation or responsibility for wage or W-2 reporting with respect to Milestone Payments (including Company Equity Award Milestone Payments) made to the Holders.

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(g) Each Milestone Payment payable to a Holder of a Company Equity Award CVR is intended to constitute a payment within the “short-term deferral” period following the lapse of a “substantial risk of forfeiture” (as such terms are defined for purposes of Section 409A of the Code) and shall be paid in compliance therewith or under an alternative exemption from Section 409A of the Code. Without limiting the foregoing, the parties intend that each Company Equity Award CVR is exempt from or in compliance with Section 409A of the Code, and this Agreement shall be interpreted and administered in accordance therewith. None of the parties to this Agreement nor any of their employees, directors or representatives shall have any liability to a Holder or transferee or other Person in respect of Section 409A of the Code. For purposes of Section 409A of the Code, each payment in respect of a Company Equity Award under the Merger Agreement or the CVR Agreement shall be treated as a separate payment.

(h) Any funds delivered to the Rights Agent for payment to the Holders as Milestone Payments (including any interest or other amounts earned with respect thereto) that remain undistributed to the Holders on the date that is 12 months after the date of the Milestone Achievement Notice will be delivered by the Rights Agent to Parent upon demand, and such Holders will thereafter look to Parent, as general creditors thereof, for any claim to the Milestone Payments that such Holder may be entitled under this Agreement.

(i) None of Parent, the Rights Agent, or any of their Affiliates will be liable to any Holder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat, or similar Law. Any amounts remaining unclaimed by such Holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity will become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(j) Except to the extent any portion of any Milestone Payment is required to be treated as imputed interest pursuant to applicable Law (including Section 483 of the Code), the parties intend to treat, for all U.S. federal and applicable state and local income Tax purposes, (A) the Milestone Payments received with respect to the Company Shares pursuant to the Merger Agreement (and not the receipt of CVRs) as additional consideration for the Company Shares pursuant to the Merger Agreement, and (B) Company Equity Award Milestone Payments, and not the receipt of such CVR, as compensation for services in the year in which the Company Equity Award Milestone Payment is made. Parent will (and will instruct the Rights Agent to) report for all Tax purposes in a manner consistent with the foregoing (including as relates to any imputed interest), including by delivering (or instructing its applicable Affiliate or, other than with respect to any IRS Form W-2, the Rights Agent to deliver) to applicable Holders an original IRS Form 1099 or an original IRS Form W-2, as applicable, with respect to the receipt of Milestone Payments, and none of the parties will take any position to the contrary on any U.S. federal and applicable state and local income Tax Return or for other U.S. federal and applicable state and local income tax purposes except as required by a change in applicable Law after the date of this Agreement, a closing or other agreement with an applicable Tax authority, or a final judgment of a court of competent jurisdiction.

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Section 2.4. No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs will not have any voting or dividend rights, and interest will not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs will not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Affiliates.

Section 2.5. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor, upon such Holder’s delivery of a written notice of such abandonment to Parent. Nothing in this Agreement will prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates will be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and ARTICLE 5 and ARTICLE 6. For the avoidance of doubt, any CVR that is abandoned or otherwise transferred to or acquired by Parent or any of its Affiliates in accordance with this Section 2.5 shall remain outstanding and shall be taken into account for purposes of the calculation of any amounts payable to Holders pursuant to Section 2.3 and the related definitions.

ARTICLE 3. THE RIGHTS AGENT

Section 3.1. Certain Duties and Responsibilities.

(a) Parent appoints the Rights Agent to act as rights agent for Parent in accordance with the express terms and conditions set forth in this Agreement (and no implied terms and conditions), and the Rights Agent hereby accepts such appointment. The Rights Agent will not have any liability for any actions taken, suffered, or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith, or willful or intentional misconduct.

(b) The Acting Holders may direct the Rights Agent to act on behalf of the Holders in enforcing any of their rights under this Agreement. The Rights Agent will be under no obligation to institute any Legal Proceeding, or to take any other action likely to result in the incurrence of material expenses by the Rights Agent unless the Acting Holders (on behalf of the Holders) will furnish the Rights Agent with reasonable security and indemnity for any costs and expenses that may be incurred, but this provision will not affect the power of the Rights Agent to take such action as the Rights Agent may consider proper, whether with or without any such security or indemnity. All rights of action of any or all Holders under this Agreement may be enforced by the Rights Agent, and any action, suit, or proceeding instituted by the Rights Agent will be brought in its name as the Rights Agent and any recovery in connection therewith will be for the proportionate benefit of all the Holders, as their respective rights or interests may appear.

Section 3.2. Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations will be read into this Agreement against the Rights Agent. In addition:

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(a) in the absence of bad faith, gross negligence, or willful misconduct on its part, the Rights Agent may rely and will be protected and held harmless by Parent in acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, or other paper or document believed by it in good faith to be genuine and to have been signed or presented by the proper party or parties;

(b) whenever the Rights Agent will deem it desirable that a matter be proved or established prior to taking, suffering, or omitting any action under this Agreement, the Rights Agent may rely upon an Officer’s Certificate, which certificate will be full authorization and protection to the Rights Agent, and the Rights Agent will, in the absence of gross negligence, bad faith, or willful or intentional misconduct on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered, or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel will be full and complete authorization and protection and will be held harmless by Parent in respect of any action taken, suffered, or omitted by it under this Agreement in good faith and in reliance thereon;

(d) the permissive rights of the Rights Agent to do things enumerated in this Agreement will not be construed as a duty;

(e) the Rights Agent will not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(f) the Rights Agent will not be liable for or by reason of, and will be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by Parent only;

(g) the Rights Agent will have no liability and will be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery of this Agreement (except the due execution and delivery of this Agreement by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery of this Agreement by Parent); nor will it be responsible for any breach by Parent of any covenant or condition contained in this Agreement;

(h) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demands, suits, or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any loss, liability, claim, demands, suits, or expense, unless such loss has been determined by a final non-appealable judgment of court of competent jurisdiction to be a result of the Rights Agent’s gross negligence, bad faith, or willful or intentional misconduct;

(i) the Rights Agent will not be liable for any special, punitive, indirect, consequential, or incidental loss or damage of any kind whatsoever (including lost profits) arising out of any act or failure to act under this Agreement in the absence of gross negligence, bad faith, or willful or intentional misconduct on its part;

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(j) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date of this Agreement, and (ii) to reimburse the Rights Agent for all reasonable and documented out-of-pocket expenses, and other third party charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income or gross receipts and franchise or similar Taxes imposed on it). The Rights Agent will also be entitled to reimbursement from Parent for all reasonable, documented, and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties under this Agreement;

(k) notwithstanding anything to the contrary in this Agreement, Parent will not be required to indemnify, hold harmless, or reimburse the expenses of the Rights Agent in connection with any Legal Proceeding commenced by the Rights Agent against Parent;

(l) no provision of this Agreement will require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties under this Agreement or in the exercise of its rights if there will be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it; and

(m) no Holder shall be obligated to indemnify the Rights Agent for, or hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement or to pay or reimburse the Rights Agent for any fees, costs or expenses incurred by the Rights Agent in connection with this Agreement or the administration of its duties hereunder, and the Rights Agent shall not be entitled to deduct any amount from any Milestone Payment in any circumstance except as provided in Section 2.3(f).

Section 3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation will take effect, which notice will be sent at least 60 days prior to the date so specified but in no event will such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal will take effect but no such removal will become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal will be given by Parent to the Rights Agent, which notice will be sent at least 60 days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed, or becomes incapable of acting, Parent will, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who will be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent will fail to make

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such appointment within a period of 60 days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed will, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent will give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent through the facilities of DTC in accordance with DTC’s procedures and/or by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice will include the name and address of the successor Rights Agent. If Parent fails to send such notice within 10 Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent will cause the notice to be transmitted at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, will not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) The Rights Agent will cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

Section 3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed under this Agreement will execute, acknowledge, and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed, or conveyance, will become vested with all the rights, powers, trusts, and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent will execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts, and duties of the retiring Rights Agent.

ARTICLE 4. COVENANTS

Section 4.1. Reserved.

Section 4.2. Books and Records. Parent will, and will cause its controlled Affiliates to, keep true, complete, and correct records in sufficient detail to enable the calculation of the Milestone during the Term.

Section 4.3. Further Assurances. Parent agrees that it will perform, execute, acknowledge, and deliver or cause to be performed, executed, acknowledged, and delivered, all such further and other acts, instruments, and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

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Section 4.4. Notice and Audit Rights.

(a) If the Milestone has not been achieved during the Milestone Period, Parent will deliver to the Rights Agent, within 45 days following the Milestone Deadline Date, a written notice indicating that the Milestone was not achieved during the Milestone Period (a “Non-Achievement Notice”), as well as the Milestone Statement and an Officer’s Certificate making a certification to that effect. The Rights Agent will promptly, and in any event within 10 Business Days of receipt of a Non-Achievement Notice, send each Holder at its registered address a copy of such Non-Achievement Notice and the Milestone Statement.

(b) Upon the written request of the Acting Holders provided to Parent within the three month period following the date on which the Rights Agent delivers to each Holder a Non-Achievement Notice and the applicable Milestone Statement (the “Review Request Period”), Parent will permit one independent certified public accounting firm of nationally recognized standing mutually agreed upon by such Acting Holders and Parent (the “Independent Accountant”) to have access at reasonable times during normal business hours to the books and records of Parent and its Affiliates pertaining to the Milestone as may be reasonably necessary to evaluate and verify Parent’s determination that the Milestone was not achieved during the Milestone Period; provided that such access will not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates.

(c) No later than 30 days following the conclusion of the Review Request Period, the Independent Accountant will deliver a written report to Parent and the Acting Holders of its findings and conclusion, including all material information related to its conclusion, regarding Parent’s determination that the Milestone was not achieved during the Milestone Period. The Independent Accountant’s conclusion will be final and binding on the parties, absent manifest error.

(d) In the event the Acting Holders properly request a review by the Independent Accountant with respect to the Milestone in accordance with Section 4.4(b), the Milestone Payment will not become due and payable, if at all, unless and until the Independent Accountant’s conclusion becomes final and binding in accordance with this Section 4.4. If, based on the Independent Accountant’s conclusion, such Milestone Payment is due and payable, Parent will, and in any event within five Business Days of the delivery of written report of the Independent Accountant’s findings and conclusion pursuant to Section 4.4(c), make the deposit with the Rights Agent contemplated by Section 2.3.

(e) The fees charged by the Independent Accountant shall be borne by the Acting Holders unless the Independent Accountant determines that a Milestone Payment should have been, and was not, made in accordance with Section 2.3(a), in which case such fees shall be borne by Parent.

(f) If, upon the expiration of the Review Request Period, the Acting Holders have not requested a review in accordance with this Section 4.4, Parent’s determination that a Milestone was not achieved during the Milestone Period will be final and binding on all parties.

(g) Each person seeking to receive information from Parent (including the Independent Accountant) in connection with a review pursuant to this Section 4.4 will enter into a reasonable confidentiality agreement with Parent or any of its Affiliates obligating such person to retain all such information disclosed to such person pursuant to this Section 4.4 (including any information provided to any such person by the Independent Accountant) in confidence pursuant to such confidentiality agreement.

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Section 4.5. Sole Discretion. Notwithstanding anything contained herein to the contrary, the development, distribution and commercialization of ophthalmic products, such as the Product, is uncertain and expensive and as a result, Parent shall have sole discretion and decision making authority over whether to continue to invest, how much to invest in the Product and whether and on what terms, if any, to develop, market or sell the Product.

Section 4.6. No Fiduciary Obligations. Each of Parent and the Rights Agent acknowledges and agrees that the other party, its Affiliates and their respective officers, directors and controlling Persons do not owe any fiduciary duties to the first party or any of their respective affiliates, officers, directors, or controlling Persons or to any Holder. The only obligations of Parent and the Rights Agent to each other and their affiliates and their respective officers, directors, and controlling Persons and to any Holder arising out of this Agreement are the contractual obligations expressly set forth in this Agreement and, with respect to Parent, the Merger Agreement.

Section 4.7. Confidentiality. The Rights Agent and Parent agree that all books, records, information, and data pertaining to the business of the other party, including, inter alia, personal, non-public Holder information, which are exchanged or received pursuant to the negotiation or the carrying out of this Agreement will remain confidential, and will not be voluntarily disclosed to any other person, except as may be required by a valid order of an arbitration panel, court, or governmental body of competent jurisdiction or is otherwise required by law or regulation, including SEC, NYSE or Nasdaq rules and regulations, or pursuant to subpoenas from state or federal government authorities (e.g., in divorce and criminal actions).

Section 4.8. Change of Control; Carve-Out Transaction. In the event that Parent or any of its Subsidiaries (including the Surviving Corporation) desires to consummate a Carve-Out Transaction or a Change of Control prior to the payment of the Milestone Payment in accordance with this Agreement and before the Termination, Parent will cause the Person acquiring the rights to the Product to either (a) assume Parent’s obligations, duties and covenants under this Agreement pursuant to a written acknowledgement executed and delivered to the Rights Agent or (b) provide the information to Parent necessary for Parent to comply with its obligations under this Agreement; provided, that such assumption shall not release Parent from any obligations, duties or covenants under this Agreement. Except as expressly set forth in (i) this Section 4.8 with respect to a Carve-Out Transaction and (ii) Section 7.3 with respect to a Change of Control, this Agreement shall not restrict Parent’s or its Affiliates’ ability to merge or consolidate with, or sell, issue, license or dispose of its stock or other equity interests or assets to, any other Person, or spin-off or split-off.

ARTICLE 5. AMENDMENTS AND TERMINATION

Section 5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, at any time and from time to time, may enter into one or more amendments to this Agreement, for any of the following purposes:

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(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent in this Agreement;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions, or provisions as Parent will consider to be for the protection of the Holders; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision in this Agreement that may be defective or inconsistent with any other provision in this Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act, or any applicable state securities or “blue sky” laws; provided that, in each case, such provisions do not adversely affect the interests of the Holders;

(v) to evidence the assignment of this Agreement by Parent as provided in Section 7.5; or

(vi) any other amendments to this Agreement for the purpose of adding, eliminating, or changing any provisions of this Agreement, unless such addition, elimination, or change is adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to abandon such Holder’s rights under this Agreement and transfer CVRs to Parent under Section 2.5.

(c) Promptly after the execution by Parent and the Rights Agent of any amendment under Section 5.1, Parent will mail (or cause the Rights Agent to mail) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.2. Amendments with Consent of Holders.

(a) Subject to Section 5.1 (which amendments under Section 5.1 may be made without the consent of any Holder or the Rights Agent), with the consent of the Holders of not fewer than a majority of the outstanding CVRs as set forth in the CVR Register, whether evidenced in writing or taken at a meeting of the Holders, Parent and the Rights Agent may enter into one or more amendments to this Agreement for the purpose of adding, eliminating, or changing any provisions of this Agreement, even if such addition, elimination, or change is materially adverse to the interest of the Holders.

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(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent will transmit (or cause the Rights Agent to transmit) a notice thereof through the facilities of DTC in accordance with DTC’s procedures and/or by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

Section 5.3. Execution of Amendments. Prior to executing any amendment permitted by this ARTICLE 5, the Rights Agent will be entitled to receive, and will be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own obligations, rights, powers, immunities, or duties under this Agreement or otherwise.

Section 5.4. Effect of Amendments. Upon the execution of any amendment under this ARTICLE 5, this Agreement will be modified in accordance therewith, such amendment will form a part of this Agreement for all purposes and every Holder will be bound thereby.

Section 5.5. Termination. This Agreement will be terminated and of no force or effect, the parties to this Agreement will have no liability under this Agreement (other than with respect to monies due and owing by Parent to the Rights Agent), and no payments will be required to be made, upon the earliest to occur of (a) the expiration of the Term, and (b) the termination of the Merger Agreement in accordance with its terms (such earliest occurrence, the “Termination”). Notwithstanding the foregoing, no such termination will affect any rights or obligations accrued prior to the effective date of such termination or Section 3.2, this Section 5.5, and ARTICLE 7, which will survive the termination of this Agreement, or the resignation, replacement, or removal of the Rights Agent.

ARTICLE 6. REMEDIES OF THE HOLDERS

Section 6.1. Suits by Holders.

(a) Except for the express rights of the Rights Agent set forth in this Agreement, including as set forth in Section 3.1(b), the Acting Holders will have the sole right, on behalf of all Holders, by virtue of or under any provision of this Agreement, to institute a Litigation with respect to this Agreement, and no individual Holder or other group of Holders, nor the Rights Agent on behalf thereof, will be entitled to exercise such rights.

(b) In the event the Acting Holders direct the Rights Agent to commence any Litigation, the Rights Agent will be held to represent all Holders of the CVRs, and it will not be necessary to make any Holders of the CVRs parties to such Litigation.

(c) Notwithstanding any other provision in this Agreement, the right of any Holder of any CVR to receive a Milestone Payment in respect of such CVR on or after the applicable due date will not be impaired or affected without the consent of such Holder.

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ARTICLE 7. GENERAL PROVISIONS

Section 7.1. Notices to Parent and the Rights Agent. All notices, requests, demands, and other communications to Parent or the Rights Agent under this Agreement will be in writing and will be deemed to have been duly given or made (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt, (b) if sent designated for overnight delivery by an internationally recognized overnight air courier (such as DHL or Federal Express), two Business Days after dispatch from any location in the United States, (c) if sent by e-mail transmission before 5:00 p.m. Eastern Time on a Business Day, when transmitted and receipt is confirmed, (d) if sent by e-mail transmission on a day other than a Business Day or after 5:00 p.m. Eastern Time on a Business Day and receipt is confirmed, on the following Business Day, and (e) if otherwise actually personally delivered, when delivered; provided that such notices, requests, demands, and other communications are delivered to the address set forth below, or to such other address as either party will provide by like notice to the other party to this Agreement:

(a) If to the Rights Agent, to:

[⚫]

[address]

Attention: [⚫] and [⚫]

Email: [⚫] and [⚫]

with a copy (which will not constitute notice) to:

[⚫]

[address]

Attention: [⚫] and [⚫]

Email: [⚫] and [⚫]

(b) If to Parent, to:

Alcon Research, LLC

6201 South Freeway

Fort Worth, Texas 76134-2099

Attention: General Counsel

E-mail: royce.bedward@alcon.com

with a copy (which will not constitute notice) to:

Norton Rose Fulbright US LLP

2200 Ross Avenue, Suite 3600

Dallas, Texas 75201

Attention: Scarlet McNellie

Email: scarlet.mcnellie@nortonrosefulbright.com

Section 7.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice will be sufficiently given (unless otherwise in this Agreement expressly provided) if in writing and transmitted through the facilities of DTC in accordance with DTC’s procedures or mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder will affect the sufficiency of such notice with respect to other Holders.

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Section 7.3. Entire Agreement. This Agreement (including any schedules, annexes, and exhibits to this Agreement), and the documents and instruments and other agreements between the parties to this Agreement as contemplated by or referred to in this Agreement, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter of this Agreement.

Section 7.4. Severability. In the event that any term or other provision of this Agreement, or the application thereof, is invalid, illegal, or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement will nevertheless remain in full force and effect so long as the economic or legal substance of the CVRs is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties to this Agreement will negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the CVRs be effected as originally contemplated to the fullest extent possible.

Section 7.5. Successors and Assigns.

(a) Parent may assign any or all of its rights, interests and obligations hereunder: (a) in its sole discretion and without the consent of any other party in connection with (i) a Change of Control or (ii) a Carve-Out Transaction, each in accordance with Section 4.8; (b) in its sole discretion and without the consent of any other party, to any controlled Affiliate of Parent or (c) otherwise with the prior written consent of the Acting Holders, any other Person (any permitted assignee under clause (a), (b) or (c), an “Assignee”). Any Assignee may thereafter assign any or all of its rights, interests and obligations hereunder in the same manner as Parent, as applicable, pursuant to the prior sentence. In connection with any assignment to an Assignee pursuant to this Section 7.5, Parent shall remain liable for the performance by each Assignee of all obligations of Parent hereunder to the extent such Assignee does not perform under this Agreement, with such Assignee substituted for Parent under this Agreement.

(b) This Agreement will be binding upon, inure to the benefit of and be enforceable by each of Parent’s successors and each Assignee. Each of Parent’s successors and Assignees shall expressly assume by an instrument supplemental hereto, executed and delivered to the Rights Agent, the due and punctual payment of the CVRs and the due and punctual performance and observance of all of the covenants and obligations of this Agreement to be performed or observed by Parent.

(c) Unless a successor or assignee meets the requirements set forth in Section 3.3(b), the Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any such rights in violation of this Section 7.5 will be void and of no effect.

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Section 7.6. Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to confer upon any Person (other than the Rights Agent and its permitted successors and assigns, Parent, Parent’s successors and Assignees, and the Holders and the Holders’ successors and assigns pursuant to Permitted Transfers, each of whom is intended to be, and is, a third party beneficiary under this Agreement) any rights or remedies of any nature whatsoever under or by reason of this Agreement. The rights under this Agreement of the Holders and their successors and assigns pursuant to Permitted Transfers are limited to those expressly provided in this Agreement, and any exercise of such rights by the Holders or their successors and assigns pursuant to Permitted Transfers will be subject, in all cases, to the other terms and provisions of this Agreement, including Section 7.8 and Section 7.9.

Section 7.7. Governing Law. This Agreement, including any claims or causes of action (whether in contract, tort, or statute) that may be based upon, arise out of, or relate to this Agreement or the CVRs, or the negotiation, execution, or performance of this Agreement or thereof or the Transactions, will be governed by and construed and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

Section 7.8. Consent to Jurisdiction.

(a) Each of the parties to this Agreement:

(i) (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with Section 7.1 or in such other manner as may be permitted by applicable Law, and nothing in this Section 7.8 will affect the right of any party to serve legal process in any other manner permitted by applicable Law;

(ii) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware) in respect of any claim based upon, arising out of, or relating to this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any judgment in respect thereof;

(iii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court;

(iv) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby will be brought, tried, and determined only in the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware);

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(v) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same; and

(vi) agrees that it will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts.

(b) Each of the parties agrees that a final judgment in any action or proceeding in such courts as provided above will be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

Section 7.9. WAIVER OF JURY TRIAL. EACH OF THE PARTIES IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT, OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF THE PARTIES IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE, AND ENFORCEMENT OF THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 7.10. Counterparts. This Agreement may be executed in one or more counterparts, all of which will be considered one and the same agreement and will become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart. Delivery of an executed counterpart of a signature page to this Agreement by facsimile or other electronic transmission, including by e-mail attachment, will be effective as delivery of a manually executed counterpart of this Agreement.

[remainder of page intentionally left blank]

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IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

ALCON RESEARCH, LLC

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title:

[Signature Page to Contingent Value Rights Agreement]